As filed with the Securities and Exchange Commission on October 28, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Quiksilver, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	2320	33-0199426
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Charles S. Exon
Executive Vice President,
Business & Legal Affairs,
Quiksilver, Inc.	Secretary and General Counsel
15202 Graham Street	Quiksilver, Inc.
Huntington Beach, CA 92649	15202 Graham Street
(714) 889-2200	Huntington Beach, CA 92649
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies To:
Paul A. Rowe, Esq.
Hewitt & O’Neil LLP
19900 MacArthur Blvd., Suite 1050
Irvine, CA 92612
(949) 798-0724

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to Be	Offering Price	Aggregate Offering	Amount of
Securities to Be Registered	Registered(1)	per Share(1)	Price(1)	Registration Fee

6 7/8% Senior Notes due April 15, 2015	$400,000,000	100%	$400,000,000	$47,080

Guarantees of Subsidiaries of 6 7/8% Senior Notes due April 15, 2015*	$400,000,000	N/A(2)	N/A(2)	N/A(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.

(2)	No separate consideration will be received for the Guarantees, and, therefore, pursuant to Rule 457(n) promulgated under the Securities Act of 1933, as amended, no additional registration fee is required.
(Continued on next page)

     The Registrant and the co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and the co-registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	OTHER REGISTRANTS

	State or Other	Primary Standard
	Jurisdiction of	Industrial	I.R.S. Employer
Exact Name of Registrant as Specified in Its	Incorporation or	Classification Code	Identification
Charter	Organization	Numbers	Number

DC Shoes, Inc.**	California	3021	33-0610965
Fidra, Inc.**	California	2320	33-0928945
Hawk Designs, Inc.**	California	2320	33-0831121
Mervin Manufacturing, Inc.**	California	3949	33-0461211
QS Retail, Inc.**	California	5611	33-0740505
QS Wholesale, Inc.**	California	2320	80-0118795
Quiksilver Americas, Inc.**	California	2320	14-1914126

**	Address and phone number of the principal executive offices are the same as for Quiksilver, Inc.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated October 28, 2005
PRELIMINARY PROSPECTUS
$400,000,000
Quiksilver, Inc.
Offer to Exchange All Outstanding Privately Placed
6 7/8% Senior Notes Due 2015
For
6 7/8% Senior Notes Due 2015, which have been registered
under the Securities Act of 1933
This exchange offer will expire at 5:00 p.m., New York City time,
on                     , 2005, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of new notes that are freely tradeable.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes.

•	The terms of the new notes to be issued are substantially identical to the terms of the outstanding notes, except that transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes do not apply.

•	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of distribution.”

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the new notes to be issued and we do not intend to apply for their listing on any securities exchange.
      See the “Description of notes” section for more information about the new notes to be issued in this exchange offer.
       The new notes involve substantial risks similar to those associated with the outstanding notes. See “Risk factors” beginning on page 13 for a discussion of these risks.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2005

      In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.
      You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Page

Summary	1
Risk factors	13
The exchange offer	24
Use of proceeds	34
Selected consolidated historical financial data	35
Unaudited pro forma condensed combined financial data	37
Description of notes	41
United States federal income tax consequences of the exchange offer	89
Plan of distribution	89
Legal matters	90
Experts	90
Where you can find more information; incorporation by reference	91
Index to financial statements	F-1
EXHIBIT 5.1
EXHIBIT 12.1
EXHIBIT 21.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 25.1
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
      Quiksilver, Inc. is a Delaware corporation. Our principal executive offices are located at 15202 Graham Street, Huntington Beach, California 92649, and our telephone number at that address is (714) 889-2200. Our website is located at www.quiksilver.com. The information on our website is not part of this prospectus.
      In this prospectus, unless the context otherwise requires, (i) “Quiksilver”, “we”, “us” and “our” refer to Quiksilver, Inc. together with its consolidated subsidiaries; (ii) “Rossignol” refers to Skis Rossignol S.A. together with its subsidiaries; (iii) “DC Shoes” refers to DC Shoes, Inc. together with its subsidiaries; and (iv) “Cleveland Golf” refers to Roger Cleveland Golf Company, Inc. All Quiksilver share numbers in this prospectus reflect a two-for-one split of our common stock, which was effected on May 11, 2005.
      This prospectus incorporates by reference important business and financial information about us which is not included in or delivered with this prospectus. See “Where you can find more information; incorporation by reference.” This information, excluding exhibits to the information unless the exhibits are specifically incorporated by reference into the information, is available without charge to any holder or beneficial owner of outstanding notes upon written or oral request to: Steven L. Brink, Chief Financial Officer and Treasurer, Quiksilver, Inc., 15202 Graham Street, Huntington Beach, California 92649, Telephone: (714) 889-2200. To obtain timely delivery of this information, you must request this information no later than five business days before the expiration of the exchange offer. Therefore, you must request information on or before                     , 2005.

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Forward-looking statements
      This prospectus, including the documents incorporated herein by reference, contains or may contain “forward-looking statements” concerning non-historical facts or matters that are subject to risks and uncertainties. We believe such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements represent our expectations or beliefs concerning future events, many of which are outside our control. These statements may be preceded by, followed by or include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “may,” “will,” “should,” “could,” “would” or similar expressions. They include, among other things, statements with respect to:

•	our ability to fully realize the benefits we anticipate from our acquisition of Rossignol;

•	the impact of our substantial leverage on our ability to generate cash flows or obtain financing to fund our anticipated growth strategies and the cost of such financing;

•	our plans to expand internationally;

•	our intention to introduce new products;

•	our plans to open new retail stores;

•	payments due on contractual commitments;

•	future expenditures for capital projects;

•	our ability to continue to maintain our brand image and reputation;

•	integration of acquired businesses and future acquisitions;

•	general economic and business conditions;

•	foreign exchange rate fluctuations;

•	changes in political, social and economic conditions and local regulations, particularly in Europe and Asia; and

•	the other factors set forth in “Risk factors”.
      Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Our future results may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. Any such statement speaks only as of the date of this prospectus. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

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Summary
       The following summary highlights information contained or incorporated by reference elsewhere in this prospectus but does not contain all the information that may be important to you. Before making a decision with respect to this exchange offer, you should read this entire prospectus and the documents incorporated by reference herein. You should also carefully consider the information set forth under “Risk factors.” In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-looking statements.”
Our company
      We are a globally diversified company that designs, produces and distributes branded apparel, wintersports and golf equipment, footwear, accessories and related products. Our apparel and footwear brands represent a casual lifestyle for young-minded people that connect with our authentic boardriding culture and heritage. Our wintersports and golf brands symbolize a long-standing commitment to technical expertise and competitive success on the mountains and the links. These and other outdoor sports influence the apparel choices made by consumers as these activities are communicated to a global audience by television, the internet, movies and magazines. People are attracted to the venues in which these sports are performed and the values they represent, including individual expression, adventure and creativity.
      Over the past 35 years, we have established Quiksilver as the leading global brand representing the casual, youth lifestyle associated with boardriding sports. Based on our fiscal 2004 revenues, we are the largest of the apparel and equipment companies that are identified with the sports of surfing, skateboarding and snowboarding. With our acquisition of Rossignol, we have added a collection of leading ski equipment brands to our company that we believe will be the foundation for a full range of technical ski apparel, sportswear and accessories. Based on its fiscal 2005 revenues, Rossignol is one of the world’s leading manufacturers of alpine skiing equipment, including skis, boots, bindings and poles. Also as part of our acquisition of Rossignol, we acquired a majority interest in Cleveland Golf, a leading producer of wedges and other high-performance golf equipment in the United States.
      We believe that our acquisition of Rossignol provides us with multiple authentic brands in both snow and golf. Rossignol’s technical knowledge, combined with our current lifestyle brands, will enable us to produce and market apparel, equipment, footwear, accessories and related products for consumers in a broad cross section of the outdoor market. Furthermore, we believe the combination of our existing global expertise in branded apparel and footwear, along with Rossignol’s expertise in branded wintersports equipment, provide us with a diversified platform for continued growth and enhanced operating efficiencies.
      Our common stock is listed on the NYSE under the symbol “ZQK”, with a market capitalization of approximately $1.36 billion as of October 26, 2005. Our corporate and Americas’ headquarters are in Huntington Beach, California. The headquarters of our European operations are in St. Jean de Luz and Voiron, France, while the headquarters of our Asia/ Pacific operations are in Torquay, Australia.
Our market
      We operate within the consumer products industry in what we define as the outdoor market, which is a fast-growing subset of the overall sporting goods market. This outdoor market is highly fragmented and is defined by brands that have originated from particular outdoor sports. These sports are differentiated from traditional team and stadium sports, as they are typically performed in natural outdoor settings and are characterized by individual expression, adventure and creativity.

      Outdoor sports and the brands that represent them can be divided into the following five general categories:

•	Water — includes water sports like surfing, sailing and windsurfing,

•	Snow — includes downhill sports such as skiing and snowboarding,

•	Street — includes urban sports like skateboarding, rollerblading and BMX,

•	Countryside — includes sports like golfing, camping, hiking and cycling, which are more closely identified with flat lands, and

•	Mountain — includes sports such as mountain biking, rock climbing and mountaineering, which are often performed in extreme conditions.
      Certain brands have appeal in more than one category due to their association with sports that have close relationships, such as skateboarding and snowboarding, and hiking and rock climbing.
      Authentic brands are often a symbol of the sports they represent and can provide an emotional connection between the consumer and the outdoors. As these brands extend their appeal beyond sport-related equipment and apparel into everyday sportswear and accessories, they come to represent the lifestyle that is associated with the underlying sport. We believe this is one of the keys to the consistent success that our boardriding brands, Quiksilver and Roxy, have enjoyed as these businesses have grown over their histories.
Our history
      Quiksilver was born in the late 1960s on the beaches of Southern Australia when its founders created the original boardshort for surfing. The Quiksilver boardshort was identified by its distinctive mountain and wave logo, and became known in the core surfing world as a technically innovative and stylish product. Quiksilver, Inc. began in 1976 as a California company making boardshorts for surfers in the United States under a license agreement with the Quiksilver brand founders in Australia. The European and Japanese historical organizations which form part of Quiksilver today were also started independently as Quiksilver licensees in the 1970s. Our product offering expanded in the 1980s as we grew our distribution channels with the specific aim to stay true to our roots and boardriding heritage.
      After going public in 1986 and purchasing the rights to the Quiksilver brand in the United States from our Australian licensor, we further expanded our product offerings and began to diversify. In 1991, we acquired the European licensee of Quiksilver and introduced Roxy, our surf brand for teenage girls. We expanded demographically in the 1990s by adding products for boys, girls, toddlers and men. During the 1990s, we also made a number of small acquisitions to broaden our portfolio of brands and supplement our surf expertise with design and production expertise in women’s swimwear and snowboards. As part of our growth strategy, we developed our product offerings into a broad array of sportswear, accessories and technical products, while maintaining control of our distribution channels and protecting the images of our brands. We maintain a strong presence in the core surf shops while also managing a profitable business in specialty shops and select department stores. An important part of our brand management strategy was the development in the 1990s of our proprietary retail store concept, Boardriders Clubs, which displays the heritage and products of Quiksilver and Roxy.
      In 2000, we acquired the international Quiksilver and Roxy trademarks from Quiksilver’s founders, and, in 2002, we acquired our licensees in Australia and Japan. Since 2000, we also have made several small acquisitions of other Quiksilver licensees. In May 2004, we acquired DC Shoes to expand our presence in the action sports-inspired footwear arena. Our July 2005 acquisition of Rossignol, including Cleveland Golf, expanded our presence in the snow and countryside categories of the outdoor market.

Brands
      Our brands are focused on different sports within the outdoor market. Quiksilver and Roxy are rooted in the sport of surfing and are leading brands representing the boardriding lifestyle, which includes not only surfing, but also skateboarding and snowboarding. DC’s reputation is based on its technical shoes made for skateboarding. We have developed a portfolio of other brands also inspired by surfing, skateboarding and snowboarding. Our ski brands include Rossignol, Dynastar, Look, Lange and Kerma, which are focused on equipment for alpine skiing but have extended into other areas of the snow segment including snowboarding, freestyle skiing, Nordic skiing and technical outerwear. Cleveland Golf produces high performance golf equipment under the Cleveland Golf and Never Compromise brands.

Quiksilver brands:
      Quiksilver. We have grown our Quiksilver product line from its origins as a line of boardshorts to now include shirts, walkshorts, t-shirts, fleece, pants, jackets, snowboardwear, footwear, hats, backpacks, wetsuits, watches, eyewear and other accessories. Quiksilver has also expanded its target market beyond young men to include boys and toddlers. Quiksilveredition is our brand targeted at men.
      Roxy. Our Roxy brand for young women is a surf-inspired collection that we introduced in 1991, and later expanded to include girls with the Teenie Wahine and Roxy Girl product lines. Roxy includes a full range of sportswear, swimwear, footwear, backpacks, snowboardwear, snowboards, snowboard boots, fragrance, beauty care, bedroom furnishings and other accessories for young women.
      DC. DC Shoes specializes in performance skateboard shoes, snowboard boots, sandals and apparel for both young men and juniors. We believe that DC’s skateboard-driven image and lifestyle is well positioned within the global outdoor youth market and has appeal beyond its core skateboard base.
      Other Quiksilver brands. Our other Quiksilver brands include the following:

•	Raisins, Radio Fiji, Leilani, Island Soul — Raisins and Radio Fiji are swimwear labels for the juniors market, while Leilani is a contemporary swimwear label. We also produce Island Soul swimwear for certain department and specialty store chains.

•	Hawk — Tony Hawk, the world-famous skateboarder, is the inspiration for our Hawk brand. Our Hawk product line targets boys and young men who identify with the skateboarding lifestyle and recognize Tony Hawk from his broad media and video game exposure.

•	Gotcha — Gotcha is one of our European labels and is designed to address European street fashion for young men.

•	Fidra — Fidra, our golf apparel line, was conceived and developed by golf industry pioneer, John Ashworth, and is endorsed by world-famous golfer Ernie Els.

•	Lib Technologies, Gnu, Bent Metal — We address the core snowboard market through our Lib Technologies and Gnu brands of snowboards and accessories and Bent Metal snowboard bindings.

Rossignol brands:
      Rossignol. With Rossignol, we cover all of the major product categories of the ski and snowboard markets, including skis, bindings, boots and poles in the alpine category; skis, boots and bindings in the cross-country category; snowboards, snowboards boots and bindings; and technical ski apparel. With its long history of success in ski racing, Rossignol has developed a reputation for excellence, innovation and technical knowledge that has enabled it to appeal to multiple styles of skiing, including racing, all-mountain, freeride and freestyle.

      Other Rossignol brands. Our other Rossignol brands include the following:

•	Dynastar — Dynastar symbolizes technically specific skis for committed skiers to use in all the different experiences of alpine sports. Dynastar has a heritage of racing, trend-setting and performance. We also produce snowboards under the Dynastar brand.

•	Lange — Lange is a ski boot company, combining its race boot prowess with a commitment to building better, more comfortable boots for dedicated skiers of every type. We believe Lange is the most decorated and competitively successful boot brand in ski history.

•	Look — Look bindings have a winning history in alpine ski racing that exceeds 40 years. The focus of the Look brand is the production of high quality, innovative release bindings that perform at the highest level.

•	Kerma — We produce poles that complement our ski products from both a technical and aesthetic viewpoint under the Kerma brand.
      Cleveland Golf. For over 25 years, Cleveland Golf has produced high performance golf equipment. Cleveland Golf strives to make the most technologically advanced golf clubs available. Players of every level and age, both male and female, benefit by using top quality Cleveland Golf equipment, such as Launcher woods, CG irons and the best-selling wedges in golf. Cleveland Golf also produces putters under the Never Compromise brand.
Marketing
      The strength of our brands is based on many years of grass roots efforts that have established their legitimacy. We have always sponsored athletes that use our products in their outdoor sports, such as surfing, skiing, snowboarding, skateboarding, windsurfing and golf, and have sponsored events that showcase these sports. Our technical excellence and the innovation of our products are validated when professional athletes compete with our equipment and succeed at a world-class level. Over time, our brands have become closely identified not only with the underlying sports they represent, but also with the way of life that is associated with those who are active in such sports. Accordingly, our advertising efforts are focused on promoting the sports and related lifestyle rather than advertising a specific product. As our sports and lifestyle have grown in popularity, not only in the United States but also internationally, the visibility of our brands has increased.
      We have relationships with approximately 1,100 athletes worldwide. For sports in the water, street and countryside categories, these include such well-known personalities as Kelly Slater, Lisa Andersen, Tom Carroll, Sofia Mulanovich, Tony Hawk, Danny Way, Bastien Salabanzi, Robbie Naish, Dave Mirra, Ricky Carmichael, Ernie Els, David Toms and Vijay Singh. Our relationships with athletes in the snow category include Alberto Tomba, Manu Gaidet, Raphael Poirée, Liv-Grete Poirée, Todd Richards and Travis Rice. Along with these athletes, many of whom have achieved world champion status in their individual sports, we sponsor many amateurs and up-and-coming professionals. We believe that these athletes legitimize the performance of our products, form the basis for our advertising and promotional content, maintain a real connection with the core users of our products and create a general aspiration to the lifestyle that these athletes represent.
      The events and promotions that we sponsor include world class boardriding events, such as Quiksilver’s Eddie Aikau Big Wave Invitational, which we believe is the most prestigious event among surfers, and the Roxy Pro, which we believe is the most visible women’s surf event of the pro season. We also sponsor many events in Europe, including the Slopestyle Pro snowboarding event and the Bowlriders skateboarding event, and our DC and Quiksilver athletes participate regularly in the Summer and Winter X Games. The international acclaim resulting from the long history of success of world renowned athletes using Rossignol skis, from the downhill gold medal in the 1960 Winter Olympics through the 32 victories in the 2005 Ski World Cup, has provided Rossignol with significant worldwide exposure. The Rossignol brands continue to benefit from the publicity generated as sponsored athletes compete in the Ski World Cup, Winter Olympics, Freeride World Cup and Winter X-Games. In addition, we sponsor many regional and local events, such as surf camps and ski racing camps for beginners and enthusiasts, that reinforce the reputations of our brands as authentic among athletes and non-athletes alike.
      Our brand messages are communicated through advertising, editorial content and other programming in both core and mainstream media. Coverage of our sports, athletes and related lifestyle form the basis of content for core magazines, such as Surfer, Surfing, Snowboard Canada, Transworld Skateboarding, Golf Digest, Powder, Skieur and Freeride. Through our Quiksilver Entertainment division, we are bringing our lifestyle message to an even broader audience through television, films, books and co-sponsored events and products. Recent projects included 54321, an action-sports news program on FoxSportsNet and Fuel TV, Surf Girls on MTV, the Riding Giants feature-length documentary film about big-wave surfing, and Union, an industry-wide action sports DVD and video distribution business.
Distribution
      We sell our products in 92 countries around the world. We believe that the integrity and success of our brands is dependent in part upon our careful selection of retailers to whom we sell our products. Therefore, we maintain a strict and controlled distribution channel to uphold and grow the value of our brands. The foundation of our business is the distribution of our products through surf shops, ski shops, skate shops and snowboard shops where the environment communicates our brand messages and the sale of equipment is supported with technical knowledge and experience. In addition, our products are distributed through independent specialty or active lifestyle stores and specialty chains, while a limited amount of our apparel products are distributed through select department stores. We have also expanded our proprietary retail presence by growing our own retail store network and currently operate a network of 376 retail stores 186 of which we own and 190 of which are under license arrangements with independent retailers. For those stores operated under license, we generally require the retailer to maintain Quiksilver products that represent at least 80% of its inventory and establish minimum purchasing requirements.
Our strategy
      Our strategy is to leverage the strength of our brands and the lifestyles they represent. In addition, as part of our global strategy, we will seek to leverage our global infrastructure and our leading positions in the outdoor market to offer a wide range of products for participants in outdoor sports and others whose lifestyle is influenced by these sports.
      Continue to grow organically. Our products are sold through a diversified, global distribution network that serves both participants in outdoor sports and those that identify with the lifestyles associated with those sports. As of 2000, in the United States, Canada, Western Europe, Australia and Japan, there were approximately 170 million youths, providing us with strong opportunities within our key market demographic groups. We believe that athlete and event sponsorships, advertising and efforts to increase the mainstream interest in outdoor sports and related lifestyles, by us as well as by our competitors, have expanded the market itself as images of outdoor sports and athletes continue to reach a broader audience. We continue to develop apparel products and to introduce technical innovations in our existing categories of products to maintain, and grow, our market share.
      Develop new products across additional brands. We have developed diversified product lines under our various brands and are expanding our product ranges in the shoe, eyewear and watch categories. Currently, we are operating these businesses internally and developing products in conjunction with third-party manufacturers. We believe that the shoe expertise we obtained when DC Shoes was acquired in 2004 can be leveraged across our other brands.
      Leverage outerwear and sportswear expertise across snow brands. Rossignol is widely regarded as a global leader in alpine ski equipment with its primary brands of Rossignol, Dynastar, Look and Lange. We will seek to enhance Rossignol’s existing technical outerwear business by combining it with Quiksilver’s. We believe that opportunities for additional efficiencies exist in combined development, sourcing, distribution and sales management in this product category. Furthermore, we will also seek to expand Rossignol’s outerwear business into a broader, more widely distributed range of sportswear for both winter and summer, relying on our expertise in sportswear production and brand management and the combined company’s global distribution networks. We believe the Rossignol brand’s long-standing reputation as a leader in alpine ski equipment will support the growth of Rossignol’s apparel product line.
      Leverage equipment expertise and logistics across snow brands. We believe there are significant opportunities for cross-product development by combining Rossignol’s alpine ski equipment and snowboard expertise with our Roxy, DC, Lib Technologies and Gnu brands, and by combining DC Shoes’ snowboard boots and Gnu and Bent Metal bindings expertise with the Rossignol and Dynastar brands.
      Capture readily available synergies. We believe that our acquisition of Rossignol presents substantial opportunities for cost and revenues synergies across the combined platforms. By leveraging our distribution platforms, we believe that we have the potential to increase the efficiency and breadth of Rossignol’s distribution in the United States, Europe and globally. We also believe there are significant opportunities to improve our cost structure by achieving greater economies of scale in sourcing, rationalizing capacity in manufacturing, combining research and development platforms and streamlining management operations.
      Expand our network of branded retail stores. We intend to expand the reach of our retail network of Boardriders Clubs and other proprietary store concepts. These stores are stocked primarily with Quiksilver and Roxy products and reinforce the authenticity of our brands with the consumer by bringing the lifestyle images of surfing and boardriding sports to the consumer. Our expansion efforts are aimed at capitalizing on the growing popularity of boardriding sports among non-participants and the international demand for our brands. Furthermore, we believe there are opportunities for our new Andaska retail stores, which cover a cross section of products in the outdoor market, including our wintersports equipment, surfing and skateboarding equipment, and related apparel and accessories.
      Increase brand penetration across geographic markets. We intend to continue to expand our product offerings and existing distribution channels to market and sell our products in new or expanding geographic markets. We believe that the growth in popularity of outdoor sports provides us with opportunities to expand the reach of our brands into developing markets, such as Eastern Europe, the Mediterranean seaboard and China. We also believe that there are opportunities to grow in markets such as Japan, Indonesia, Hong Kong, Mexico and Brazil, where we previously operated through licensees, but currently operate directly or through a joint venture. We believe that our efforts to expand into these markets will benefit from the reputation and credibility of our brands as authentic and firmly connected with the equipment and the lifestyle of the outdoor sports they represent.
Recent developments
      In July 2005, we acquired Rossignol, a wintersports and golf equipment manufacturer. The purchase price, excluding transaction costs, included cash of approximately $208.3 million, approximately 2.2 million restricted shares of our common stock, valued at $28.9 million, a deferred purchase price obligation of approximately $32.5 million, a liability of approximately $16.7 million for the mandatory purchase of approximately 0.7 million outstanding public shares of Rossignol representing less than 5% of the share capital of Rossignol, and a liability of approximately $2.0 million for the estimated fair value of 0.1 million fully vested Rossignol stock options. As part of the acquisition of Rossignol, we also acquired approximately 64% of Cleveland Golf, which offers a line of high-performance golf equipment. In September 2005, we completed the mandatory purchase of the remaining 0.7 million outstanding public shares of Rossignol.
      For additional information concerning the Rossignol business, see “Rossignol Business” furnished in Exhibit 99.1 to our Current Report on Form 8-K dated July 5, 2005, which information is incorporated herein by reference.

The Exchange Offer
      The following summary contains basic information about the exchange offer and is not intended to be complete. For a more detailed description of the terms and conditions of the exchange offer, please refer to the section entitled “The exchange offer.”

Notes offered	$400.0 million aggregate principal amount of new 6 7/8% senior notes due April 15, 2015, all of which will have been registered under the Securities Act.

The terms of the new notes offered in the exchange offer are substantially identical to those of the outstanding notes, except that certain transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes do not apply to the registered new notes.

Outstanding notes	$400.0 million aggregate principal amount of 6 7/8% senior notes due April 15, 2015, all of which were issued on July 22, 2005.

The exchange offer	We are offering to issue registered new notes in exchange for a like principal amount and like denomination of our outstanding notes. We are offering to issue these registered new notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the outstanding notes when we sold the outstanding notes in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your outstanding notes for exchange by following the procedures described in the section entitled “The exchange offer.”

Tenders; Expiration date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, which is 20 business days after the commencement of the exchange offer, unless we extend it. If you decide to exchange your outstanding notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of the exchange offer. If we decide for any reason not to accept any outstanding notes you have tendered for exchange, those outstanding notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See “The exchange offer —Terms of the exchange offer” for a more complete description of the tender and withdrawal provisions.

Guaranteed Delivery	If a holder of outstanding notes desires to tender notes and the holder’s notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected by guaranteed delivery.

See “The exchange offer —Guaranteed delivery procedures” for a complete description of tender by guaranteed delivery.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, some of which we may waive.

U.S. federal income tax considerations	Your exchange of outstanding notes for new notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes.

Use of proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange agent	Wilmington Trust Company.

Consequences of failure to exchange your outstanding notes	Outstanding notes that are not tendered, or that are tendered but not accepted, will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We, however, will have no further obligation to register the outstanding notes. If you do not participate in the exchange offer, the liquidity of your outstanding notes could be adversely affected.

Consequences of exchanging your outstanding notes	Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the new notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

• acquire the new notes issued in the exchange offer in the ordinary course of your business;

• are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the new notes issued to you in the exchange offer; and

• are not our “affiliate” as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities, must acknowledge that it will deliver a prospectus when it resells or transfers any new notes issued in the exchange offer. See “Plan of distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

Registration rights; Liquidated damages	We are required to use commercially reasonable efforts to complete the exchange offer. If the exchange offer is not completed by March 4, 2006, we may be required to file a shelf registration statement for the notes registering the resale of the outstanding notes. Holders of outstanding notes will be entitled to the payment of additional interest as liquidated damages if we do not comply with these obligations within the specified time periods.

The new notes
       The terms of the new notes we are issuing in this exchange offer and the outstanding notes are identical in all material respects, except the new notes offered in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	will not contain provisions relating to the payment of additional interest to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.
      The following summary contains basic information about the new notes and is not intended to be complete. For a more detailed description of the terms and conditions of the new notes, please refer to the section entitled “Description of notes.”

The issuer	Quiksilver, Inc.

Securities offered	$400,000,000 6 7/8% Senior Notes due 2015.

Maturity date	April 15, 2015.

Interest rate	6 7/8% per year.

Interest payment dates	April 15 and October 15 of each year, beginning on April 15, 2006.

Optional redemption	The notes will be redeemable at our option, in whole or in part, at any time on or after April 15, 2010, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to April 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more public equity offerings of our common stock.

Guarantees	The notes will be guaranteed on a senior basis by each of our existing and future domestic restricted subsidiaries that guarantees any of our indebtedness or any indebtedness of our restricted subsidiaries, or is an obligor under our revolving credit facility. The subsidiary guarantees will be senior, unsecured indebtedness of the subsidiary guarantors.

Security	The notes will be unsecured.

Ranking	The notes and the subsidiary guarantees will be unsecured senior obligations and:

• will rank equally in right of payment with all of our existing and future unsubordinated indebtedness;

• will be effectively subordinated to any of our existing and future secured indebtedness, including indebtedness under our revolving credit facility;

• will be effectively subordinated to the indebtedness (including trade payables) of any of our existing or future subsidiaries that do not guarantee the notes; and

• will be senior in right of payment to all existing and future subordinated indebtedness.

As of July 31, 2005, Quiksilver, Inc. and its guarantor subsidiaries had approximately $471.0 million of outstanding indebtedness that is pari passu with the notes offered hereby, $6.8 million of which is secured; and its non-guarantor subsidiaries had approximately $816.2 million of total indebtedness and other liabilities, including trade payables.

Change of control	Upon the occurrence of a change of control (as defined in this prospectus), you will have the right to require us to purchase all or a portion of your notes at a price equal to 101% of the principal amount of the notes plus accrued and unpaid interest. We might not be able to pay you the required price of the notes you present to us at the time of a change of control because our revolving credit facility or other indebtedness may prohibit payment or we might not have enough funds at that time.

Certain covenants	We will issue the notes under an indenture with Wilmington Trust Company, as trustee. The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries to:

• incur additional debt and guarantees;

• pay distributions or dividends and repurchase our stock;

• make other restricted payments, including without limitation, certain restricted investments;

• create liens;

• enter into sale and leaseback transactions;

• enter into agreements that restrict dividends from subsidiaries;

• sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

• engage in transactions with affiliates;

• enter into mergers, consolidations or sales of substantially all of our assets; and

• enter into new lines of businesses.

These restrictions are subject to a number of exceptions. See “Description of notes.” Many of these covenants will be eliminated before the notes mature if the specified rating agencies both assign the notes investment grade ratings in the future and no event of default exists under the indenture.

Mandatory offers to purchase	In connection with certain asset dispositions, we may be required to use the proceeds from those asset dispositions to:

• repay senior indebtedness;

• make acquisitions or invest in additional assets; and/or

• make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 360 days to repay indebtedness, other than subordinated indebtedness, or to make acquisitions or invest in additional assets.
Risk factors
      Investing in the notes involves risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk factors” for an explanation of the material risks involved with an investment in the notes.
Ratio of earnings to fixed charges
      Ratio of earnings to fixed charges is calculated by dividing earnings (earnings from operations before taxes, adjusted for fixed charges from operations) by fixed charges from operations for the periods indicated. Fixed charges from operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

						Nine Months
	Year Ended October 31,					Ended July 31,

	2000	2001	2002	2003	2004	2004	2005

Ratio of earnings to fixed charges	8.5x	4.9x	7.1x	9.8x	14.8x	14.3x	9.1x

Risk factors
       The outstanding notes and new notes are subject to a number of risks. You should carefully consider the following risk factors in evaluating this investment. Any of the following risks, as well as other risks and uncertainties that we do not know about now or that we do not think are important, could seriously harm our business and financial results and cause the value of the notes to decline, which in turn could cause investors to lose all or part of their investment.
Risks related to our business

The apparel, sporting goods and footwear industries are each highly competitive, and if we fail to compete effectively, we could lose our market position.
      The apparel, sporting goods and footwear industries are each highly competitive. We compete against a number of domestic and international designers, manufacturers and distributors of apparel, sporting goods and footwear, some of whom are significantly larger and have significantly greater financial resources than we do. In order to compete effectively, we must (1) maintain the image of our brands and our reputation for authenticity in our core boardriding and outdoor sports markets; (2) be flexible and innovative in responding to rapidly changing market demands on the basis of brand image, style, performance and quality; and (3) offer consumers a wide variety of high quality products at competitive prices.
      The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as brand image, marketing programs and product design. Several of our competitors enjoy substantial competitive advantages, including greater brand recognition and greater financial resources for competitive activities, such as sales and marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines or as other companies expand into our product lines. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the apparel, sporting goods and footwear industries.

If we are unable to develop innovative and stylish products in response to rapid changes in consumer demands and fashion trends, we may suffer a decline in our revenues and market share.
      The apparel, sporting goods and footwear industries are subject to constantly and rapidly changing consumer demands based on fashion trends and performance features. Our success depends, in part, on our ability to anticipate, gauge and respond to these changing consumer preferences in a timely manner while preserving the authenticity and quality of our brands.
      Our success also depends upon our ability to continue to develop innovative products. Rossignol’s and Cleveland Golf’s historical successes have been attributable, in part, to the introduction of sporting goods products which are perceived to represent an improvement in performance over sporting goods products already available in the market. Our future success will depend, in part, upon our continued ability to develop and introduce innovative products reflective of technological advances in the respective markets in which we compete. If we are unable to successfully introduce new outdoor sporting goods products, or if our competitors introduce superior products, customers may purchase outdoor sporting goods products from our competitors, which could adversely affect our revenues and results of operations.
      As is typical with new products, market acceptance of new designs and products we may introduce is subject to uncertainty. In addition, we generally make decisions regarding product designs several months in advance of the time when consumer acceptance can be measured. If trends shift away from our products, or if we misjudge the market for our product lines, we may be faced with significant amounts of unsold finished goods inventory or other conditions which could have a material adverse effect on our results of operations.

      The failure of new product designs or new product lines to gain market acceptance could also adversely affect our business and the image of our brands. Achieving market acceptance for new products may also require substantial marketing efforts and expenditures to expand consumer demand. These requirements could strain our management, financial and operational resources. If we do not continue to develop stylish and innovative products that provide better design and performance attributes than the products of our competitors and that are accepted by consumers, or if our future product lines misjudge consumer demands, we may lose consumer loyalty, which could result in a decline in our revenues and market share.

War, acts of terrorism, or the threat of either could have an adverse effect on our ability to procure our products and on the United States and/or international economies.
      In the event of war or acts of terrorism or the escalation of existing hostilities, or if any are threatened, our ability to procure our products from our manufacturers for sale to our customers may be negatively affected. We import a substantial portion of our products from other countries. If it becomes difficult or impossible to import our products into the countries in which we sell our products, our sales and profit margins may be adversely affected. Additionally, war, military responses to future international conflicts and possible future terrorist attacks may lead to a downturn in the U.S. and/or international economies, which could have a material adverse effect on our results of operations.

Changes in foreign currency exchange or interest rates could affect our revenues and costs.
      We are exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of our international subsidiaries that are denominated in currencies other than their functional currencies. We are also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to our variable rate debt. If we are unsuccessful in using various foreign currency exchange contracts or interest rate swaps to hedge these potential losses, our profits and cash flows could be significantly reduced. In some cases, as part of our risk management strategies, we may choose not to hedge our exposure to foreign currency exchange rate changes, or we may choose to maintain variable interest rate debt. If we misjudge these risks, there could be a material adverse effect on our operating results and financial position.
      Furthermore, we are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the statements of income and balance sheets of our international subsidiaries into U.S. dollars. We use foreign currency exchange contracts to hedge the profit and loss effects of this translation effect; however, accounting rules do not allow us to classify these contracts as hedges, but require us to mark these contracts to fair value at the end of each financial reporting period and translate our revenues and expenses at average exchange rates during the period. As a result, the reported revenues and expenses of our international subsidiaries would decrease if the U.S. dollar increased in value in relation to other currencies, including, the euro, Australian dollar or Japanese yen.

Our business could be harmed if we fail to maintain proper inventory levels.
      We maintain an inventory of selected products that we anticipate will be in high demand. We may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs or the sale of excess inventory at discounted or closeout prices. These events could significantly harm our operating results and impair the image of our brands. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in unfilled orders, negatively impact customer relationships, diminish brand loyalty and result in lost revenues, any of which could harm our business.

Our current and potential future acquisitions and related financings may place a significant debt burden on us.
      From time to time, we have pursued, and may continue to pursue, acquisitions which involve the incurrence of additional debt, such as was incurred in connection with our acquisitions of DC Shoes and Rossignol. If one or more acquisitions results in our becoming substantially more leveraged on a consolidated basis, our flexibility in responding to adverse changes in economic, business or market conditions may be adversely affected, which could have a material adverse effect on our results of operations.

Our success is dependent on our ability to protect our worldwide intellectual property rights, and our inability to enforce these rights could harm our business.
      Our success depends to a significant degree upon our ability to protect and preserve our intellectual property, including copyrights, trademarks, patents, service marks, trade dress, trade secrets and similar intellectual property. We rely on the intellectual property, patent, trademark and copyright laws of the United States and other countries to protect our proprietary rights. However, we may be unable to prevent third parties from using our intellectual property without our authorization, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. The use of our intellectual property or similar intellectual property by others could reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm our business. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly and we may not prevail.
      We have obtained some U.S. and foreign trademark, patents and service mark registrations, and have applied for additional ones, but cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these or other registrations. A failure to obtain trademark, patents or service mark registrations in the United States and in other countries could limit our ability to protect our trademarks, patents and service marks and impede our marketing efforts in those jurisdictions. The loss of such trademarks, patents and service marks, or the loss of the exclusive use of our trademarks, patents and service marks, could have a material adverse effect on our business, financial condition and results of operations. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, patents and service marks on a worldwide basis and continue to evaluate the registration of additional trademarks, patents and service marks, as appropriate. We cannot assure that our actions taken to establish and protect our trademarks, patents and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violative of their trademark or other proprietary rights.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.
      We cannot be certain that our products do not and will not infringe the intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the intellectual property rights of third parties by us or our customers in connection with their use of our products. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or to pay damages and cease making or selling certain products. Moreover, we may need to redesign or rename some of our products to avoid future infringement liability. Any of the foregoing could cause us to incur significant costs and prevent us from manufacturing or selling our products.

Our current executive officers and management are critical to our success, and the loss of any of these individuals could harm our business, brands and image.
      We are heavily dependent on our current executive officers and management. We believe that our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel, both individually and as a group. The loss of any of our executive officers or management or the inability to attract or retain qualified personnel could delay the development and introduction of new products, harm our ability to sell our products, damage the image of our brands and prevent us from executing our business strategy.

If we are unable to maintain and expand our endorsements by professional athletes, our ability to market and sell our products may be harmed.
      A key element of our marketing strategy has been to obtain endorsements from prominent athletes, which contributes to the authenticity and image of our brands. We believe that this strategy has been an effective means of gaining brand exposure worldwide and creating broad appeal for our products. We cannot assure you that we will be able to maintain our existing relationships with these individuals in the future or that we will be able to attract new athletes to endorse our products. Larger companies with greater access to capital for athlete sponsorship may in the future increase the cost of sponsorship for these athletes to levels we may choose not to match. If this were to occur, our sponsored athletes may terminate their relationships with us and endorse the products of our competitors and we may be unable to obtain endorsements from other, comparable athletes.
      We also are subject to risks related to the selection of athletes whom we choose to endorse our products. We may select athletes who are unable to perform at expected levels or who are not sufficiently marketable. In addition, negative publicity concerning any of our athletes could harm our brand and adversely impact our business. If we are unable in the future to secure prominent athletes and arrange athlete endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective.
      In either case, our inability to obtain endorsements from professional athletes could adversely affect our ability to market and sell our products, resulting in loss of revenues and a loss of profitability.

Our failure to integrate Rossignol successfully and on a timely basis into our operations could reduce our profitability.
      We expect that the acquisition of Rossignol will result in certain synergies, business opportunities and growth prospects. We, however, may never realize these expected synergies, business opportunities and growth prospects. In addition, integrating operations will require significant efforts and expenses. Personnel may leave or be terminated because of the acquisition of Rossignol. Our management may have its attention diverted while trying to integrate Rossignol. If these or other factors limit our ability to integrate the operations of Rossignol successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies expected to result from the acquisition of Rossignol, may not be met. In addition, our growth and operating strategies for Rossignol’s business may be different from the strategies that Rossignol was previously pursuing. If these strategies are not effective, it could have a material adverse effect on our business, financial condition and results of operations.

Employment related matters, such as unionization, may affect our profitability.
      As of July 31, 2005, less than 25 of Quiksilver’s foreign employees were unionized. In addition, as of March 31, 2005, approximately 150 of Rossignol’s foreign employees were unionized. We have little control over the union activities in these areas and could face difficulties in the future. Unionized personnel in France may render any possible Rossignol factory relocation strategies more difficult by adding a risk of production blockage by a strike. There can be no assurance that we will not experience work stoppages or other labor problems in the future with our unionized and non-unionized employees or that we will be able to renew the collective bargaining agreements on similar or more favorable terms.

We may be subject to restrictions due to minority interests in Cleveland Golf.
      We directly or indirectly own approximately 64% of the outstanding capital stock of Cleveland Golf, with the remaining approximately 36% held by certain other existing Cleveland Golf shareholders. As a result, conflicts of interest may develop between us and the minority shareholders of Cleveland Golf, and we may need to devote significant management attention to dealing with the minority shareholders. In addition, we will owe fiduciary duties to such minority shareholders which may restrict our control of Cleveland Golf and impede our ability to transfer cash and assets to and from Cleveland Golf or to realize the full benefits of capital that we provide to Cleveland Golf. Although we have entered into a shareholders agreement with these minority shareholders which addresses some of these concerns, no assurances can be given that the minority interest in Cleveland Golf will not cause conflicts in the future.

Cyclical trends in apparel, sporting goods and footwear retailing could have a material adverse effect on our results of operations.
      The apparel, sporting goods and footwear industries historically have been subject to substantial cyclical variations. As domestic and international economic conditions change, trends in discretionary consumer spending become unpredictable and could be subject to reductions due to uncertainties about the future. When consumers reduce discretionary spending, purchases of specialty apparel and footwear and sporting goods may decline. A general reduction in consumer discretionary spending due to a recession in the domestic and/or international economies or uncertainties regarding future economic prospects could have a material adverse effect on our results of operations.

The demand for our products is seasonal and sales of our apparel and sporting goods products are dependent upon the weather.
      Our revenues and operating results are subject to seasonal trends when measured on a quarterly basis. For example, sales of Quiksilver’s apparel products, including Rossignol, are typically lower during our first fiscal quarter when compared with Quiksilver’s other fiscal quarters and a substantial amount of Rossignol’s operating profit has historically been generated from August through December at the peak of Rossignol’s winter equipment shipping activities, while Rossignol’s operating profit in other months has historically been lower or negative. These trends are dependent on many factors, including the holiday seasons, weather, consumer demand, markets in which we operate and numerous other factors beyond our control. Given the seasonality of our business, unseasonable weather during our peak selling periods and/or misjudgment in consumer demands could have a material adverse effect on our financial condition and results of operations.

Factors affecting international commerce and our international operations may seriously harm our financial condition.
      With the acquisition of Rossignol, we generate a majority of our revenues from outside of the United States, and we anticipate that revenue from our international operations could account for an increasingly larger portion of our future revenues. Our international operations are directly related to and dependent on the volume of international trade and foreign market conditions. International commerce and our international operations are subject to many risks, including:

•	recessions in foreign economies,

•	the adoption and expansion of trade restrictions,

•	limitations on repatriation of earnings,

•	difficulties in protecting our intellectual property or enforcing our intellectual property rights under the laws of other countries,

•	longer receivables collection periods and greater difficulty in collecting accounts receivable,

•	difficulties in managing foreign operations,

•	social, political and economic instability,

•	unexpected changes in regulatory requirements,

•	ability to finance foreign operations,

•	tariffs and other trade barriers, and

•	U.S. government licensing requirements for exports.
      The occurrence or consequences of any of these risks may restrict our ability to operate in the affected regions and decrease the profitability of our international operations, which may seriously harm our financial condition.

As a result of our acquisition of Rossignol, we face greater challenges in managing several brands.
      While we believe that we have significant experience in managing our apparel and footwear brands and their respective channels of distribution, with our acquisition of Rossignol, we have further penetrated the wintersports and golf markets. If we are unable to effectively manage our multiple product lines in multiple markets, our profitability may be reduced.

If the popularity of the sports associated with our brands were to decrease, our revenues could be adversely affected and our results of operations could be impaired.
      We will generate a significant portion of our revenues from the sale of products directly associated with boardriding, wintersports and golf. The demand for such products is directly related to the popularity of boardriding activities, wintersports and golf and the number of respective participants worldwide. If the demand for boardriding, wintersports and/or golf equipment and accessories decreases, our revenues could be adversely affected and our results of operations could be impaired. In addition, if participation in boardriding activities, wintersports and/or golf were to decrease, sales of many of our products could decrease.

Our industry is subject to pricing pressures that may adversely impact our financial performance.
      We manufacture many of our products offshore because products manufactured offshore generally cost less to make, primarily because labor costs are lower. Many of our competitors also source their product requirements offshore to achieve lower costs, possibly in locations with lower costs than our offshore operations, and those competitors may use these cost savings to reduce prices. To remain competitive, we must adjust our prices from time to time in response to these industry-wide pricing pressures. Our financial performance may be negatively affected by these pricing pressures if:

•	we are forced to reduce our prices and we cannot reduce our production costs, or

•	our production costs increase and we cannot increase our prices.

Changing international trade regulations and the elimination of quotas on imports of textiles and apparel may increase competition in the apparel industry.
      Future quotas, duties or tariffs may have a material adverse effect on our business, financial condition and results of operations. We currently import raw materials and/or finished garments into the majority of countries in which we sell our apparel products. Substantially all of our import operations are subject to:

•	quotas imposed by bilateral textile agreements between the countries where our apparel-producing facilities are located and foreign countries, and

•	customs duties imposed by the governments where our apparel-producing facilities are located on imported products, including raw materials.
      In addition, the countries in which our apparel products are manufactured or to which they are imported may from time to time impose additional new quotas, duties, tariffs, requirements as to where raw materials must be purchased, additional workplace regulations or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these costs and restrictions could harm our business. We cannot assure you that future trade agreements will not provide our competitors with an advantage over us, or increase our costs, either of which could have a material adverse effect on our business, results of operations and financial condition.
      Our apparel-producing operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, and the activities and regulations of the World Trade Organization, referred to as the WTO. Generally, such trade agreements benefit our apparel business by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country. However, trade agreements can also impose requirements that negatively impact our apparel business, such as limiting the countries from which we can purchase raw materials and setting quotas on products that may be imported into the United States from a particular country. In addition, the WTO may commence a new round of trade negotiations that liberalize textile trade. This increased competition could have a material adverse effect on our business, results of operations and financial condition.

We rely on third-party manufacturers and problems with or loss of suppliers or raw materials could harm our business and results of operations.
      Substantially all of our apparel products are produced by independent manufacturers. We face the risk that these third-party manufacturers with whom we contract to produce our products may not produce and deliver our products on a timely basis or at all. We cannot be certain that we will not experience operational difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. The failure of any manufacturer to perform to our expectations could result in supply shortages for certain products and harm our business.
      The capacity of our manufacturers to manufacture our products also is dependent, in part, upon the availability of raw materials. Our manufacturers may experience shortages of raw materials, which could result in delays in deliveries of our products by our manufacturers or in increased costs to us. Any shortage of raw materials or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries or reductions in our prices and margins, any of which could harm our financial performance and results of operations.

Rossignol relies on a number of unaffiliated suppliers to provide it with raw materials for its products.
      Substantially all of the raw materials for Rossignol’s products are sold to us by unaffiliated suppliers located primarily in Europe and Asia. We have no exclusive or significant long-term contracts with these suppliers and compete with other companies for such suppliers’ output. Although we believe that we have established solid relationships with these suppliers, the inability to maintain such relationships or to find additional sources to cover future growth could have a material adverse effect on our Rossignol business.

Failure to achieve and maintain effective internal controls could result in a loss of investor confidence in our financial reports and in turn have a material adverse effect on our stock price.
      Our internal controls over financial reporting may not be considered effective, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on

Form 10-K for the fiscal year ending October 31, 2005, we will be required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. The report will also contain a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal controls.
      We are currently performing the system and process documentation needed to comply with Section 404 and the new standard issued by the Public Company Accounting Oversight Board. This process is both costly and challenging. During this process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that such internal controls are effective. If we are unable to assert that our internal controls are effective as of October 31, 2005 (or if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion or express an adverse opinion on our management’s evaluation or on the effectiveness of our internal controls), investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could have an adverse effect on the price of our securities.

Our failure to comply with, or the imposition of liability under, environmental laws and regulations could result in significant costs.
      Some of our facilities and operations are subject to various environmental laws and regulations which govern, among other things, the use and storage of hazardous materials, the storage and disposal of solid and hazardous wastes, the discharge of pollutants into the air, water and land, and the cleanup of contamination. Violations of these requirements could result in significant fines or penalties being imposed on us. Discovery of contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.
Risks relating to the notes

Our significant debt obligations could limit our flexibility in managing our business and expose us to certain risks.
      We are highly leveraged. Our high degree of leverage may have important consequences to you, including the following:

•	we may have difficulty satisfying our obligations under the notes or other indebtedness and, if we fail to comply with these requirements, an event of default could result;

•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;

•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

•	covenants relating to our indebtedness may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	we may be more vulnerable to the impact of economic downturns and adverse developments in our business; and

•	we may be placed at a competitive disadvantage against any less leveraged competitors.
      The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the notes.

We may incur additional indebtedness. This could further exacerbate the risks described above.
      Subject to restrictions in the indenture governing the notes and in our revolving credit facility, we may incur additional indebtedness, which could increase the risks associated with our already substantial indebtedness. Subject to certain limitations, we have the ability to borrow additional funds under our revolving credit facility. If we incur any additional indebtedness or obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
      Borrowings under our revolving credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows would decrease.

We may not be able to generate sufficient cash flows to meet our debt service obligations.
      Our ability to make scheduled payments on, or to refinance our obligations with respect to our indebtedness, including the notes, will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of capital will be available to us in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, would materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under the notes.

The notes will be effectively subordinated to our and the subsidiary guarantors’ secured indebtedness, including indebtedness under our revolving credit facility, to the extent of the value of the property securing such indebtedness.
      The notes and the subsidiary guarantees will be effectively subordinated to all of our and the subsidiary guarantors’ secured indebtedness, including indebtedness under our revolving credit facility. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, including indebtedness under our revolving credit facility, or in the event of our, or the subsidiary guarantors’, bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of the collateral that secures such indebtedness will be available to pay obligations on the notes only after all our secured indebtedness, including indebtedness under our revolving credit facility, has been paid in full.

Not all of our subsidiaries are guarantors, and your claims will be subordinated to all of the creditors of the non-guarantor subsidiaries.
      Many, but not all, of our direct and indirect subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those non-guarantor subsidiaries before any assets of the non-guarantor subsidiaries are made available for distribution to us. As of July 31, 2005, these notes were effectively subordinated to $816.2 million of indebtedness and other liabilities (including trade payables) of these non-guarantor subsidiaries. The non-guarantor subsidiaries held 74.8% of our consolidated total assets at July 31, 2005 and comprised 59.9% of our consolidated total liabilities.

Restrictive covenants in the indenture governing the notes offered hereby and our revolving credit facility may restrict our ability to pursue our business strategies.
      The indenture governing the notes offered hereby limits our ability, among other things, to:

•	incur additional debt and guarantees;

•	pay distributions or dividends and repurchase our stock;

•	make other restricted payments, including without limitation, certain restricted investments;

•	create liens;

•	enter into sale and leaseback transactions;

•	enter into agreements that restrict dividends from subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	engage in transactions with affiliates;

•	enter into mergers, consolidations or sales of substantially all of our assets; and

•	enter into new lines of businesses.
      In addition, our revolving credit facility includes other and more restrictive covenants and prohibits us from prepaying our other indebtedness, including the notes, while indebtedness under our revolving credit facility is outstanding. The agreement governing our revolving credit facility also requires us to maintain compliance with a fixed charge coverage ratio in the event that, and for so long as, availability under our revolving credit facility falls below a certain amount for a certain period of time. Our ability to comply with the fixed charge coverage ratio may be affected by events beyond our control.
      The restrictions contained in the indenture and the agreement governing our revolving credit facility could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.
      A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our revolving credit facility. If a default occurs, the lenders under our revolving credit facility may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable, which would result in an event of default under the notes. The lenders under our revolving credit facility will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our revolving credit facility will also have the right to proceed against the collateral granted to them to secure the indebtedness. If the indebtedness under our revolving credit facility and the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such indebtedness and our other indebtedness, including the notes. See “Description of notes — Ranking”, “Description of notes — Certain covenants” and “Description of other indebtedness.”

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on the notes.
      We derive a substantial portion of our operating income from our subsidiaries, including our foreign subsidiaries. We are dependent on the earnings and cash flow of our subsidiaries to meet our obligations with respect to the notes and our revolving credit facility and to fund our operations. We may be required to pay additional taxes in connection with the repatriation of such funds. In addition, the ability of our subsidiaries to pay dividends, make distributions, provide loans or transfer assets to us may be restricted by applicable state and foreign laws and agreements governing our current and future indebtedness, including the terms of our revolving credit facility. We cannot assure you that our subsidiaries will be able to, or be permitted to, pay to us the amounts necessary to make interest and principal payments on the notes when due.

We may not be able to repurchase the notes upon a change of control.
      If a change of control, as defined in the indenture, occurs in the future, we will be required to make an offer to purchase all the outstanding notes at a premium, plus any accrued and unpaid interest to the date of purchase. In such a situation, we cannot assure you that we will have enough funds to pay for all of the notes that are tendered under any such offer. In addition, our revolving credit facility may prohibit us from purchasing the notes upon a change of control. If a significant amount of notes is tendered, we will almost certainly have to obtain financing to pay for the tendered notes; however, we cannot be sure we will be able to obtain such financing on acceptable terms, if at all. A change of control will result in an event of default under our revolving credit facility and may result in an event of default under agreements governing any future indebtedness and may result in the acceleration of that indebtedness.

The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances and a court may try to subordinate or void them.
      Under various fraudulent conveyance or fraudulent transfer laws, a court could subordinate or void the subsidiary guarantees. Generally, the court could avoid or subordinate the subsidiary guarantee in favor of the subsidiary guarantor’s other obligations if a court were to find that at the time one of our subsidiaries entered into a subsidiary guarantee either:

•	the subsidiary guarantor incurred the subsidiary guarantee with the intent to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

•	the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing the subsidiary guarantee and, at the time it issued the subsidiary guarantee, the subsidiary guarantor:

•	was insolvent or became insolvent as a result of issuing the subsidiary guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary guarantor constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured.
      Among other things, a legal challenge of a subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of the issuance of the notes by us. To the extent a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would not have any claim against that subsidiary guarantor and would be creditors solely of us and any other subsidiary guarantors whose subsidiary guarantees are not held unenforceable.

There is no public market for the notes and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.
      The notes are a new issue of securities and they have no existing trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. A liquid market may not develop for the notes, you may not be able to sell your notes at a particular time and the prices that you receive when you sell the notes may not be favorable.
      The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the outstanding notes for the new notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.
      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that the market for the notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holder of the notes.

You may have difficulty selling the outstanding notes that you do not exchange.
      If you do not exchange your outstanding notes for the new notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your outstanding notes. Those transfer restrictions are described in the indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.
      In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the outstanding notes under the Securities Act.
      If a large number of outstanding notes are exchanged for new notes issued in the exchange offer, it may be more difficult for you to sell your outstanding notes. In addition, if you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to exchange your outstanding notes for registered notes or to have those outstanding notes registered under the Securities Act. See “The exchange offer — Consequences of failure to exchange outstanding notes” for a discussion of the possible consequences of failing to exchange your outstanding notes.
The exchange offer
Purpose of the exchange offer
      We issued the outstanding notes on July 22, 2005 in an unregistered private offering. As part of that offering, we entered into a registration rights agreement with the initial purchasers of those notes. Under the registration rights agreement, we agreed to file a registration statement for the exchange of the outstanding notes for new notes registered under the Securities Act. This prospectus is a part of the registration statement we have filed to satisfy our obligation. We also agreed to use commercially reasonable efforts to cause this registration statement to be declared effective by the SEC and to conduct this exchange offer for not less than 20 business days after the date notice of the exchange offer is mailed to the holders of the outstanding notes and to use commercially reasonable efforts to keep this registration statement effective until 180 days after the closing of the exchange offer. We will use commercially reasonable efforts to complete the exchange offer not later than 60 days after the exchange offer registration statement becomes effective.
      Under certain circumstances, including if applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, we will use our reasonable best efforts to cause to become effective a shelf registration statement relating to resales of the outstanding notes and to keep that shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold. We will, in the event of such a shelf registration, provide to each noteholder copies of a prospectus, notify each noteholder when the shelf registration statement has become effective and take certain other actions to permit resales of the notes. A noteholder that sells notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a noteholder (including certain indemnification obligations).
      If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before March 4, 2006 (the “Required Completion Date”), the annual interest rate borne by the outstanding notes will be increased by 0.50% per annum for the first 90 days after the Required Completion Date and 1.00% per annum thereafter until the exchange offer is completed, the shelf registration statement is declared effective or the notes become freely tradable under the Securities Act.
      If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all notes validly surrendered in accordance with the terms of the exchange offer. Notes not tendered in the exchange offer shall bear interest at the rate set forth on the cover page of this prospectus and be subject to all the terms and conditions specified in the indenture, including transfer restrictions.
      A copy of the registration rights agreement is filed as an exhibit to the registration statement.
Terms of the exchange offer
      This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes, which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on                     , 2005, or such later date and time to which we, in our sole discretion, extend the exchange offer.
      The form and terms of the new notes being issued in the exchange offer are the same as the form and terms of the outstanding notes, except that the new notes being issued in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	will not contain provisions relating to the payment of additional interest to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.
      Notes tendered in the exchange offer must be in denominations of a minimum principal amount of $100,000 and any integral multiple of $1,000.
      We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any outstanding notes;

•	if any of the conditions set forth below under “— Conditions to the exchange offer” have not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.
      We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
      During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them as promptly as practicable after the expiration or termination of the exchange offer.
How to tender outstanding notes for exchange
      When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender outstanding notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Wilmington Trust Company, the exchange agent, at the address set forth below under the heading “— The exchange agent”; or

•	comply with the Automated Tender Offer Program procedures of the Depository Trust Company, or DTC, described below.
      In addition, one of the following must occur prior to the expiration date:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.
      The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent directly to us.
      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.
      An “eligible institution” is a firm, which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.
      If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.
      We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.
      Our interpretation of the terms and conditions of the exchange offer as to any particular notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time, as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.
      If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.
      If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any notes or any power of attorney, such persons should so indicate when signing, and must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.
      By tendering, each holder will represent to us that, among other things, the person acquiring new notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the new notes. If any holder or any such other person is an “affiliate,” as defined in Rule 405 under the Securities Act, of our company, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes, such holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each broker-dealer that receives Exchange Securities for its own account in exchange for the outstanding notes, where such outstanding securities were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Securities. See “Plan of distribution.”
Book-entry delivery procedures
      Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of the outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to DTC does not constitute delivery to the exchange agent. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.
Tender of outstanding notes held through the Depository Trust Company
      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgement from a participant in its Automated Tender Offer Program that it is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.
Acceptance of outstanding notes for exchange; Delivery of new notes issued in the exchange offer
      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue new notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the exchange offer” for a discussion of the conditions that must be satisfied before we accept any notes for exchange.
      For each outstanding note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of new notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the issue date of the outstanding notes, or, if interest has been paid, the most recent date to which interest has been paid. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of liquidated damages to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

      In all cases, we will issue new notes in the exchange offer for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.
      If, for any reason set forth in the terms and conditions of the exchange offer, we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC as promptly as practicable after the expiration or termination of the exchange offer.
Guaranteed delivery procedures
      If a holder of outstanding notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.
Withdrawal rights
      You may withdraw tenders of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at one of the addresses set forth below under “— The exchange agent.” Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

      If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes, which have been tendered for, exchange but which are not exchanged for any reason will be returned to the holder of those notes without cost to the holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the outstanding notes withdrawn will be credited to an account maintained with DTC for the outstanding notes. The outstanding notes will be returned or credited to this account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “— How to tender outstanding notes for exchange” above at anytime on or prior to 5:00 p.m., New York City time, on the expiration date.
Conditions to the exchange offer
      Despite any other terms of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any outstanding notes, and may terminate or amend the exchange offer at any time before the acceptance of outstanding notes for exchange, if:

•	the exchange offer or making of any exchange by the holder of outstanding notes violates any applicable law or interpretation of the staff of the SEC;

•	any federal law, statute, rule or regulation is adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	any stop order is threatened or in effect with respect to either (i) the registration statement of which this prospectus constitutes a part or (ii) the qualification of the indenture under the Trust Indenture Act of 1939, as amended.
      The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. If we do so, the exchange offer will remain open for at least three business days following any waiver of the preceding conditions. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right, which we may assert at any time and from time to time.
The exchange agent
      Wilmington Trust Company has been appointed as our exchange agent for the exchange offer. Wilmington Trust Company also acts as trustee under the indenture governing the outstanding notes, which is the same indenture that will govern the new notes. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions related to the procedure for tendering and requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Facsimile Transmission (for eligible institutions only):	By Overnight Courier, Hand Delivery or Regular Mail:
Wilmington Trust Company DC-1626 Processing Unit P.O. Box 8861 Wilmington, Delaware 19899-8861	(302) 636-4145 Attn: Exchanges	Wilmington Trust Company Corporate Capital Markets 1100 North Market Street Rodney Square North Wilmington, Delaware 19890
To Confirm By Telephone (302) 636-6470
      Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.
Fees and expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail by the exchange agent. We may make additional solicitation by facsimile, telephone or in person by our officers and regular employees and our affiliates.
      We have not retained any dealer-manager in connection with the exchange offer and will not make any payment to broker-dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related, reasonable out-of-pocket expenses.
      We will pay the cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be approximately $360,000. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.
Accounting treatment
      We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will capitalize the expenses of the exchange offer and amortize them over the life of the notes.
Transfer taxes
      Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any of these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of failure to exchange outstanding notes
      Holders who desire to tender their outstanding notes in exchange for new notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.
      Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering memorandum relating to the outstanding notes. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.
      Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.
      Holders of the new notes and any outstanding notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.
Consequences of exchanging outstanding notes
      Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the new notes may be offered for resale, resold or otherwise transferred by holders of those new notes, other than by any holder which is our “affiliate” within the meaning of Rule 405 under the Securities Act. The new notes may be offered for resale, resold or otherwise transferred, without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the new notes issued in the exchange offer are acquired in the ordinary course of the holder’s business; and

•	the holder, other than a broker-dealer, has no arrangement or understanding with any person to participate in the distribution of the new notes issued in the exchange offer.
      However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.
      Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	it is not an affiliate of ours;

•	it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer;

•	it is acquiring the new notes issued in the exchange offer in the ordinary course of its business; and

•	it is not acting on behalf of a person who could not make such representations.
      Each broker-dealer that receives new notes for its own account in exchange for outstanding notes must acknowledge that:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•	it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of new notes issued in the exchange offer.
      Furthermore, any broker-dealer that acquired any of its outstanding notes directly from us:

•	may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must also be named as a selling holder of the new notes in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
      See “Plan of distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer. In addition, to comply with state securities laws of certain jurisdictions, the new notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the new notes. We have agreed in the registration rights agreement that, prior to any public offering of transfer restricted notes, we will register or qualify or cooperate with the holders of the new notes in connection with the registration or qualification of the notes for offer and sale under the securities laws of those states as any holder of the notes reasonably requests in writing. Unless a holder so requests, we currently do not intend to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

Use of proceeds
       We are making the exchange offer to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the exchange offer. In consideration of issuing the exchange notes in the exchange offer, we will receive an equal principal amount of outstanding notes. Any outstanding notes that are properly tendered and accepted in the exchange offer will be canceled. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer to the extent indicated in the registration rights agreement. No underwriter is being used in connection with the exchange offer.
      We issued $400 million in principal amount of the outstanding notes dated as of July 22, 2005 to the initial purchasers of those notes and received proceeds that after deducting expenses and commissions represented an aggregate of approximately $388 million. The net proceeds from the private offering of the outstanding notes were used to: (1) consummate our acquisition of Rossignol; (2) repay amounts borrowed under an interim credit facility; (3) repay borrowings under our current revolving credit facility; and (4) pay expenses associated with the Rossignol acquisition and the private offering of the outstanding notes. The proceeds from the interim credit facility were used to repay a previous revolving credit facility and to fund a cash advance made in connection with our acquisition of Rossignol. The proceeds from our revolving credit facility were used to repay borrowings under a previous revolving credit facility and for general corporate purposes.

Selected consolidated historical financial data
       The following table sets forth our selected consolidated historical financial data for the periods indicated. We derived the selected consolidated financial data as of October 31, 2003 and 2004 and for each of the three years in the period ended October 31, 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated financial data as of October 31, 2000, 2001 and 2002 and for the years ended October 31, 2000 and 2001 from our audited financial statements not included in this prospectus. We derived the selected consolidated financial data as of July 31, 2005 and for the nine months ended July 31, 2004 and 2005 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated financial data as of July 31, 2004 from our unaudited consolidated financial statements not included elsewhere in this prospectus. The historical results presented are not necessarily indicative of future results. You should read the selected financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited pro forma condensed combined financial data,” and our historical consolidated financial statements and the accompanying notes contained herein or incorporated herein by reference.

						Nine Months Ended
	Year Ended October 31,					July 31,

	2000	2001	2002	2003(1)	2004(1)(2)	2004	2005(3)

	(In thousands, except ratios and per share data)
Statement of income data:
Revenues, net	$519,370	$620,621	$705,484	$975,005	$1,266,939	$916,651	$1,143,464
Operating income	57,133	56,639	69,704	101,065	131,938	92,873	118,800
Income before provision for income taxes	51,862	45,412	59,986	90,067	121,992	85,350	108,113
Net income	31,836	28,021	37,591	58,516	81,369	56,494	73,516
Net income per share	0.36	0.31	0.40	0.54	0.71	0.50	0.62
Net income per share, assuming dilution	0.34	0.29	0.38	0.52	0.68	0.48	0.59
Weighted average common shares outstanding	89,624	91,808	93,836	108,448	114,388	113,460	118,175
Weighted average common shares outstanding, assuming dilution	92,928	96,196	97,888	113,270	119,288	118,336	123,729
Other data:
EBITDA(4)	$68,320	$70,162	$82,975	$119,519	$155,229	$109,459	$143,893
Current ratio	2.0x	1.8x	2.2x	3.0x	2.6x	3.0x	1.7x
Return on average stockholders’ equity(5)	19.3x	14.2x	15.4x	16.3x	15.7x	11.3x	11.4x
Balance sheet data:
Cash	$2,298	$5,002	$2,597	$27,866	$55,197	$45,389	$159,860
Total assets	358,742	418,738	450,589	707,970	990,990	908,888	2,070,963
Working capital	119,529	132,416	160,518	286,625	343,100	354,364	441,324
Lines of credit	49,203	66,228	32,498	20,951	10,801	5,190	198,366
Long-term debt, including current portion	66,712	70,464	54,085	123,419	173,513	186,596	683,720
Stockholders’ equity	177,614	216,594	272,873	446,508	588,244	550,772	698,996

(1)	Fiscal 2003 and fiscal 2004 include the operations of entities acquired effective December 1, 2002, which now constitute our Asia/ Pacific operations. See Note 2 to Quiksilver’s audited consolidated financial statements included elsewhere in this prospectus.

(2)	Fiscal 2004 includes the operations of DC Shoes since its acquisition effective May 1, 2004. See Note 2 to Quiksilver’s audited consolidated financial statements included elsewhere in this prospectus.

(3)	Balance sheet data as of July 31, 2005 reflects the acquisition of Rossignol, which was effective as of July 31, 2005.

(4)	EBITDA is defined as net income before (i) interest expense, (ii) income tax expense, and (iii) depreciation and amortization. EBITDA is not defined under generally accepted accounting principles in the United States of America (“GAAP”), and it may not be comparable to similarly titled measures reported by other companies. We use EBITDA, along with other GAAP measures, as a measure of profitability because EBITDA helps us to compare our performance on a consistent basis by removing from our operating results the impact of our capital structure, the effect of operating in different tax jurisdictions and the impact of our asset base, which can differ depending on the book value of assets and the accounting methods used to compute depreciation and amortization. We believe it is useful to investors for the same reasons. EBITDA has limitations as a profitability measure in that it does not include the interest expense on our debts, our provisions for income taxes or the effect of our expenditures for capital assets and certain intangible assets.
      Following is a reconciliation of net income to EBITDA:

						Nine Months
	Year Ended October 31,					Ended July 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Net income	$31,836	$28,021	$37,591	$58,516	$81,369	$56,494	$73,516
Income taxes	20,026	17,391	22,395	31,551	40,623	28,856	34,597
Interest	6,435	10,873	8,640	8,267	6,390	4,563	10,548
Depreciation and amortization	10,023	13,877	14,349	21,185	26,847	19,546	25,232

EBITDA	$68,320	$70,162	$82,975	$119,519	$155,229	$109,459	$143,893

(5)	Computed based on net income divided by the average of beginning and ending stockholders’ equity.

Unaudited pro forma condensed combined financial data
       Our unaudited pro forma condensed financial information and explanatory notes set forth below give effect to the acquisition of Rossignol and related financings, including our $400 million senior notes due 2015, or outstanding notes, and our revolving credit facility. This information is intended to give a better understanding of what Quiksilver’s business combined with the business of Rossignol might have looked like if the acquisition and the financings had occurred on November 1, 2003, the first day of the fiscal period for which unaudited pro forma condensed combined financial information is presented with respect to statement of operations data.
      Balance sheet data is not included in the unaudited pro forma condensed combined financial information as the balance sheet of Rossignol is included in our financial statements as of July 31, 2005. See our historical financial statements as of and for the nine months ended July 31, 2005 included in this prospectus.
      The unaudited pro forma condensed combined statements of operations are presented based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined statements of operations do not purport to represent what our results of operations actually would have been if the events described above had occurred as of the dates indicated, or what such results would be for any future periods. The values and allocations are preliminary and subject to change and may be adjusted upon completion of our management’s final valuation analysis. The unaudited pro forma condensed combined financial information does not reflect potential cost savings opportunities, including the elimination of redundant selling, general, and administrative expenses; and does not include all adjustments related to pending integration and reorganization decisions to be made. The unaudited pro forma condensed combined financial statements are based upon assumptions and adjustments that we believe are reasonable.
      The operations of DC Shoes, a wholly-owned subsidiary of Quiksilver, are included only since the date of its acquisition, which was effective May 1, 2004. We do not give pro forma effect for periods prior to its acquisition because it is not required to be reflected in these pro forma financial statements.
      We report our financial information on the basis of an October 31 fiscal year and Rossignol reported its financial information on the basis of a March 31 fiscal year. The unaudited pro forma condensed combined statement of operations for the twelve months ended October 31, 2004 includes our audited historical results of operations for our fiscal year ended October 31, 2004 and Rossignol’s unaudited historical results of operations for the twelve months ended September 30, 2004. Rossignol’s unaudited historical results of operations for the twelve months ended September 30, 2004 are calculated by subtracting its unaudited data for the six months ended September 30, 2003 from its audited data for the year ended March 31, 2004 and then adding the appropriate unaudited data for the six months ended September 30, 2004. The unaudited pro forma condensed combined statements of operations for the nine months ended July 31, 2005 include our unaudited historical results of operations for the nine months ended July 31, 2005 and Rossignol’s unaudited historical results of operations for the nine months ended June 30, 2005. We translated the statements of operations for Rossignol from euros to U.S. dollars at the average exchange rate during the periods presented. Rossignol intends to change its fiscal year to end on October 31.
      The unaudited pro forma condensed combined statements of operations, and the accompanying notes, should be read in conjunction with the historical financial statements and related notes of Quiksilver and Rossignol included elsewhere in this prospectus or incorporated herein by reference, and the information contained in “Selected consolidated historical financial data,” and “Management’s discussion and analysis of financial condition and results of operations” contained herein or incorporated herein by reference.

Unaudited pro forma condensed combined statement of
operations for the nine months ended July 31, 2005

						Quiksilver
	Quiksilver	Rossignol
						Pro Forma
	Nine Months	Nine Months				Combined
	Ended	Ended				Nine Months
	July 31,	June 30,		Pro Forma		Ended
	2005	2005		Adjustments		July 31, 2005

	(In thousands, except per share data)
Revenues, net	$1,143,464	$406,780		$—		$1,550,244
Cost of goods sold	622,278	252,699		(387	)(1)
				772	(1)	875,362

Gross profit	521,186	154,081		(385)		674,882

Selling, general and administrative expense	402,386	202,951		(598	)(1)
				1,129	(1)	605,868

Operating income	118,800	(48,870)		(916)		69,014
Interest expense	10,548	7,389		14,049	(2)	31,986
Foreign currency loss	(213)	18,321		—		18,108
Minority interest	—	393		—		393
Other expense	352	—		—		352

Income (loss) before provision for income taxes	108,113	(74,973	) (5)	(14,965)		18,175
Provision (benefit) for income taxes	34,597	8,967		(5,986	) (3)	37,578

Net income (loss)	$73,516	$(83,940)		$(8,979)		$(19,403)

Net income per share	$0.62					$(0.16)

Net income per share, assuming dilution	$0.59					$(0.15)

Weighted average common shares outstanding	118,175			2,150	(4)	120,325
Weighted average common shares outstanding, assuming dilution	123,729			2,150	(4)	125,879

Unaudited pro forma condensed combined statement of
operations for the year ended October 31, 2004

					Quiksilver

		Rossignol			Pro Forma
					Combined
	Quiksilver	Twelve			Twelve
		Months			Months
	Year Ended	Ended			Ended
	October 31,	September 30,	Pro Forma		October 31,
	2004	2004	Adjustments		2004

	(In thousands, except per share data)
Revenues, net	$1,266,939	$559,071	$—		$1,826,010
Cost of goods sold	688,780	313,243	(665	)(1)
			1,029	(1)	1,002,387

Gross profit	578,159	245,828	(364)		823,623
Selling, general and administrative expense	446,221	251,654	(700	)(1)
			1,505	(1)	698,680

Operating income (loss)	131,938	(5,826)	(1,169)		124,943
Interest expense	6,390	9,289	25,448	(2)	41,127
Foreign currency loss (gain)	2,861	(7,110)	—		(4,249)
Minority interest	—	2,607	—		2,607
Other expense	695	—	—		695

Income (loss) before provision for income taxes	121,992	(10,612)	(26,617)		84,763
Provision (benefit) for income taxes	40,623	1,874	(10,647	) (3)	31,850

Net income (loss)	$81,369	$(12,486)	$(15,970)		$52,913

Net income per share	$0.71				$0.45

Net income per share, assuming dilution	$0.68				$0.44

Weighted average common shares outstanding	114,388		2,150	(4)	116,538
Weighted average common shares outstanding, assuming dilution	119,288		2,150	(4)	121,438

Notes to the pro forma condensed combined financial
information (unaudited)
Basis of presentation
      The preparation of unaudited pro forma condensed combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reported dates of the unaudited pro forma condensed combined financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
      The following sets forth the adjustments contained in the unaudited pro forma condensed combined financial data:

(1)	Represents the elimination of Rossignol’s historical amortization of intangible assets and the addition of estimated amortization of intangibles established based on our preliminary valuation estimates and appraisals. The intangibles have estimated useful lives ranging from 2 to 20 years. Estimated patent amortization expense is included in cost of goods sold and amortization of other intangible assets is included in selling, general and administrative expenses.

(2)	Reflects the increase in interest expense for the periods presented resulting from the issuance of the outstanding notes at an interest rate of 6 7/8% and interest on the deferred purchase price obligation at Euribor plus a margin of 2.35%. The average interest rate on this deferred purchase price obligation was 4.5% for the nine months ended July 31, 2005 and the year ended October 31, 2004. These adjustments also reflect the borrowing costs of our credit facility and the amortization of debt issuance costs of the outstanding notes and the credit facility over ten and five years, respectively. The interest expense related to the amortization of debt issuance costs on our prior credit facility was reversed. Following is a summary of the pro forma interest rate adjustments:

	Nine Months	Year Ended
	Ended	October 31,
	July 31, 2005	2004

	(In thousands)
Interest on the outstanding notes	$19,938	$27,500
Interest on the credit facility	2,119	2,142
Interest on deferred purchase price obligation	1,079	1,431
Interest adjustment for refinanced debt	(9,194)	(7,442)
Amortization of new deferred financing fees	1,338	2,118
Reversal of previous deferred financing fee amortization	(1,231)	(301)

Total interest expense adjustment	$14,049	$25,448

(3)	Reflects the pro forma income tax effect for all other pro forma adjustments at 40%.

(4)	Represents 2,150,038 shares of Quiksilver common stock issued in connection with the Rossignol acquisition, the value of which is based on its quoted market price for five days before and after the announcement date, discounted to reflect the estimated effect of restrictions on resale. These shares are assumed outstanding since November 1, 2003, for purposes of calculating pro forma earnings per share.

(5)	Rossignol’s Income before provision for income tax for the nine months ended June 30, 2005 includes approximately $18.3 million in foreign currency loss and derivative instrument loss, $14.8 million in inventory reserves, $12.0 million in restructuring charges and $3.1 million in restructuring related charges, asset impairments and reorganization costs.

Description of notes
       The Company issued the outstanding notes (the “Outstanding Notes”) and will issue the new notes (the “New Notes”) under an indenture (the “Indenture”) among the Company, the Subsidiary Guarantors and Wilmington Trust Company, a Delaware banking corporation, as Trustee. The terms of the New Notes are substantially identical to those of the Outstanding Notes, except that certain transfer restrictions, registration rights and additional interest provisions relating to the Outstanding Notes do not apply to the New Notes.
      The terms of the Outstanding Notes and the New Notes (sometimes collectively referred to as the “Notes”) include those expressly set forth in the Indenture and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Under the Indenture, the Company may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the “Additional Notes”), provided that the Company is in compliance with the covenants contained in the Indenture at the time of such issuance and such issuance is permitted under “Certain covenants — Limitation on indebtedness.” Any Additional Notes will be part of the same issue as the Notes that the Company is currently offering and will vote on all matters with the holders of the Notes.
      This description of notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights.
      You will find the definitions of capitalized terms used in this description under the heading “Certain definitions.” For purposes of this description, the “Company” refers to Quiksilver, Inc. and not to any of its Subsidiaries.
General
      The Notes. The Notes:

•	will be general unsecured, senior obligations of the Company;

•	will be limited to an aggregate principal amount of $400 million, subject to the Company’s ability to issue Additional Notes;

•	mature on April 15, 2015;

•	will be issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof;

•	will be represented by registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “Book-entry, delivery and form;”

•	will be senior in right of payment to all existing and future subordinated Indebtedness of the Company;

•	rank equally in right of payment to any existing and future unsubordinated Indebtedness of the Company;

•	will be effectively subordinated to any existing and future secured Indebtedness of the Company, including Indebtedness under the Revolving Credit Facility;

•	will be effectively subordinated to the Indebtedness (including trade payables) of non-guarantor Subsidiaries; and

•	will be unconditionally guaranteed on a senior basis by each current or future Domestic Subsidiary of the Company that Guarantees any Indebtedness of the Company or any other Restricted Subsidiary, or is an obligor under the Revolving Credit Facility. See “Subsidiary guarantees.”

      The Subsidiary Guarantees. The Subsidiary Guarantees:

•	will be senior, unsecured obligations of the Subsidiary Guarantors;

•	rank equally in right of payment with all existing and future unsubordinated Indebtedness of the Subsidiary Guarantors and senior in right of payment to any existing and future Guarantor Subordinated Obligations; and

•	will be effectively subordinated to any existing and future secured Indebtedness of the Subsidiary Guarantors, including the Guarantees under the Revolving Credit Facility.
      Interest. Interest on the Notes will compound semi-annually and:

•	accrue at the rate of 6.875% per annum;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on April 15 and October 15, commencing on October 15, 2005;

•	be payable to the holders of record on the April 1 and October 1 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the notes; paying agent and registrar
      Principal of, premium, if any, and interest on the Notes will be paid in U.S. dollars. The Company will pay principal of, premium, if any, and interest on the Notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York, except that the Company may, at its option, pay interest on the Notes by check mailed to holders of the Notes at their registered address as it appears in the Registrar’s books. The Company has initially designated the corporate trust office of the Trustee in New York, New York to act as their Paying Agent and Registrar for the Notes. The Company may, however, change the Paying Agent or Registrar without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.
      The Company will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by a nominee of The Depository Trust Company in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.
Book entry, delivery and form

The global notes
      The New Notes initially will be issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the Trustee under the Indenture, as custodian for The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC.
      Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, referred to as the DTC participants, or persons who hold interests through DTC participants. The Company expects that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Book-entry procedures for the global notes
      All interests in the global notes will be subject to the operations and procedures of DTC. The following summaries of those operations and procedures are solely for the convenience of investors. The operations and procedures of DTC are controlled by DTC and may be changed at any time. Neither the Company nor the initial purchasers are responsible for those operations or procedures.
      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.
      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
      So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have the Notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.
      As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of the Notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).
      Payments of principal, premium (if any) and interest with respect to the Notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither the Company nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
      Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.
      Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated notes
      Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies the Company at any time that DTC is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	The Company, at its option, notifies the Trustee that the Company elects to cause the issuance of certificated notes; or

•	certain other events provided in the Indenture should occur.
Transfer and exchange
      A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
      The registered holder of a Note will be treated as the owner of it for all purposes.
Optional redemption
      Except as described below, the Notes are not redeemable until April 15, 2010. On and after April 15, 2010, the Company may redeem the Notes, at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

Year	Percentage

2010	103.438%
2011	102.292%
2012	101.146%
2013 and thereafter	100.000%
      Prior to April 15, 2008, the Company may on any one or more occasions redeem up to 35% of the original principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of 106.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1)	at least 65% of the original principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) remains outstanding after each such redemption; and
      (2) the redemption occurs within 60 days after the closing of such Public Equity Offering.

      If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by the Company.
      In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate; provided that with respect to any Note, such redemption equals $100,000 or an integral multiple of $1,000 in excess thereof. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.
      The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes other than the Special Mandatory Redemption.
Ranking
      The Notes will be unsecured unsubordinated Indebtedness of the Company, will rank equally in right of payment with all future unsubordinated Indebtedness of the Company and will be senior in right of payment to all future Subordinated Obligations of the Company. The Notes will be effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness. Unsecured Indebtedness of the Company is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured.
      Moreover, the Notes will be structurally subordinated to the liabilities of non-guarantor Subsidiaries of the Company. As of July 31, 2005:

•	outstanding Pari Passu Indebtedness of the Company and the Subsidiary Guarantors was $471.0 million, $6.8 million of which was secured; and

•	non-guarantor Subsidiaries had $816.2 million of total Indebtedness and other liabilities, including trade payables.
      Although the Indenture limits the amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur, such Indebtedness may be substantial and a material portion of such Indebtedness may be structurally senior to the Notes.
Subsidiary guarantees
      The Subsidiary Guarantors will, jointly and severally, unconditionally guarantee, on a senior basis, the Company’s obligations under the Notes and all obligations under the Indenture. Such Subsidiary Guarantors will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders in enforcing any rights under the Subsidiary Guarantees. Each Subsidiary Guarantee will rank equally with all other unsubordinated Indebtedness of that Subsidiary Guarantor and will be senior in right of payment to all future Guarantor Subordinated Obligations of that Guarantor. The Subsidiary Guarantees will be effectively subordinated to any secured Indebtedness of the applicable Guarantor to the extent of the value of the assets securing such Indebtedness. Unsecured Indebtedness of the Subsidiary Guarantors is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured.
      As of July 31, 2005 outstanding unsubordinated Indebtedness of the Company and the Subsidiary Guarantors was $471.0 million, $6.8 million of which was secured. Although the Indenture limits the amount of indebtedness that Restricted Subsidiaries may incur, such indebtedness may be substantial.

      The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.
      In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not the Company or a Restricted Subsidiary of the Company, (other than a Receivables Entity), such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if:

(1)	the sale or other disposition is in compliance with the Indenture, including the covenants “Certain covenants — Limitation on sales of assets and subsidiary stock” (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such sale or other disposition in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time) and “Certain covenants — Limitation on sales of capital stock of restricted subsidiaries;” and

(2)	all the obligations of such Subsidiary Guarantor under the Revolving Credit Facility and related documentation and any other agreements relating to any other Indebtedness of the Company or any Restricted Subsidiary terminate upon consummation of such transaction.
      In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture and its Subsidiary Guarantee if (a) such Subsidiary Guarantor is released from its Guarantees of, and all pledges and security interests granted in connection with, the Revolving Credit Facility and any other Indebtedness of the Company or any of its Restricted Subsidiaries or (b) the Company designates such Subsidiary Guarantor as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture.
Change of control
      If a Change of Control occurs, unless the Company has exercised its right to redeem all of the Notes as described under “Optional redemption,” each holder will have the right to require the Company to repurchase all or any part (equal to $100,000 or an integral multiple of $1,000 in excess thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
      Within 30 days following any Change of Control, the Company will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3)	the procedures determined by the Company, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.
      On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes (equal to $100,000 or an integral multiple of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.
      The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $100,000 or an integral multiple of $1,000 in excess thereof.
      If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.
      The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
      Prior to mailing a Change of Control Offer, and as a condition to such mailing (i) the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control or (ii) the Company shall repay all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of Notes under a Change of Control Offer or (iii) the Company must offer to repay all such Indebtedness, and make payment to the holders of such Indebtedness that accept such offer, and obtain waivers of any event of default from the remaining holders of such Indebtedness. The Company covenants to effect such repayment or obtain such consent within 30 days following any Change of Control, it being a default of the Change of Control provisions of the Indenture if the Company fails to comply with this “Change of Control” covenant. A default under the Indenture will (if such default relates to a Change of Control) result in a cross-default under the Revolving Credit Facility.
      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not properly withdrawn under such Change of Control Offer.
      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.
      The Company’s ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. A Change of Control under the Indenture also would constitute a default under the Revolving Credit Facility. In addition, certain events that may constitute a change of control under the Revolving Credit Facility and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase of the Notes may be limited by the

Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.
      Even if sufficient funds were otherwise available, the terms of the Revolving Credit Facility will (and other Indebtedness may) prohibit the Company’s prepayment or repurchase of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Revolving Credit Facility and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Revolving Credit Facility, any other Credit Facility, or under the documents and instruments governing future Indebtedness.
      The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.
Certain covenants

Effectiveness of covenants
      Following the first Business Day on which:
      (a) the Notes have an Investment Grade Rating; and
      (b) no Default has occurred and is continuing under the Indenture, the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized under the following subheadings:

•	“— Limitation on indebtedness,”

•	“— Limitation on restricted payments,”

•	“— Limitation on restrictions on distributions from restricted subsidiaries,”

•	“— Limitation on sales of assets and subsidiary stock,”

•	“— Limitation on affiliate transactions,”

•	“— Limitation on the sale or issuance of capital stock of restricted subsidiaries,”

•	Clause (3) under “— Merger and consolidation,” and

•	“— Limitation on lines of business.”

Limitation on indebtedness
      The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company or any Subsidiary Guarantor may Incur Indebtedness if on the date thereof:

(1)	the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.0 to 1.0; and

(2)	no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.
      The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1)	Indebtedness of the Company or any Subsidiary Guarantor Incurred pursuant to a Credit Facility, together with the principal component of amounts outstanding under Qualified Receivables Transactions, in an aggregate amount up to the greater of (a) the Borrowing Base, less the aggregate principal amount of Indebtedness outstanding at any one time under clause (11), and (b) $300,000,000 less the aggregate principal amount of repayments with the proceeds from Asset Dispositions that are required under the Indenture to reduce permanently the revolving commitments under a Credit Facility and Guarantees of Restricted Subsidiaries in respect of the Indebtedness Incurred pursuant to a Credit Facility under this clause (1);

(2)	Guarantees by the Company or any Subsidiary Guarantor of Indebtedness Incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Subsidiary Guarantee, as the case may be;

(3)	Indebtedness of the Company owing to and held by any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary (other than a Receivables Entity); provided, however,

(a)	if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(b)	if a Subsidiary Guarantor is the obligor on such Indebtedness and the Company or a Subsidiary Guarantor is not the obligee, such Indebtedness constitutes a Guarantor Subordinated Obligation; and

(c)	(i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary (other than a Receivables Entity) of the Company; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary (other than a Receivables Entity) of the Company shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be.

(4)	(a) Indebtedness represented by the Notes and the related Subsidiary Guarantees, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (6), (8), (9), (10) and (11)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) or Incurred pursuant to the first paragraph of this covenant;

(5)	Indebtedness of a Subsidiary Guarantor Incurred and outstanding on the date on which such Subsidiary Guarantor was acquired by the Company or a Restricted Subsidiary and Indebtedness of a Foreign Subsidiary Incurred and outstanding on the date on which such Foreign Subsidiary was acquired by the Company or a Restricted Subsidiary (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Subsidiary Guarantor or Foreign Subsidiary, as the case may be, became a Subsidiary Guarantor or Foreign Subsidiary, as the case may be, or was otherwise acquired by the Company or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Subsidiary Guarantor is acquired by the Company or such Restricted Subsidiary, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5) or, in the case of an acquisition of a Foreign Subsidiary, such Foreign Subsidiary would have been able to Incur $1.00 of additional Indebtedness pursuant to clause (11) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6)	Indebtedness under Currency Agreements and Interest Rate Agreements; provided, however, that in the case of Currency Agreements, such Currency Agreements are related to business transactions of the Company or its Restricted Subsidiaries entered into in the ordinary course of business or in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements are entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company) and substantially correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of the Company or its Restricted Subsidiaries Incurred without violation of the Indenture;

(7)	the Incurrence by the Company or any Subsidiary Guarantor of Indebtedness represented by Capitalized Lease Obligations, the Leasehold Improvement Loan, mortgage financings or purchase money obligations with respect to assets other than Capital Stock or other Investments, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of the Company or such Subsidiary Guarantor, in an aggregate principal amount not to exceed $40,000,000 at any time outstanding;

(8)	Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Company or a Restricted Subsidiary in the ordinary course of business;

(9)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, deferred purchase price (to the extent not reflected as a liability on the consolidated financial statements of the Company in accordance with GAAP) or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary in accordance with the terms of the Indenture, other than Guarantees by the Company or any Restricted Subsidiary of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary of the Company for the purpose of financing such acquisition, provided that, in the case of a disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including all cash and non-cash proceeds) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(10)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within seven Business Days of Incurrence;

(11)	Indebtedness of Foreign Subsidiaries in an amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of (a) 75% of such Foreign Subsidiaries’ Consolidated Tangible Assets or (b) $300,000,000, in each case, less the aggregate principal amount of Indebtedness of a Foreign Subsidiary Incurred (x) pursuant to clause (5) of this covenant and (y) pursuant to clause (4) of this covenant to refinance Indebtedness Incurred pursuant to clause (5) of this covenant;

(12)	Indebtedness of the Company or any Restricted Subsidiary to the extent that the net proceeds thereof are used substantially contemporaneously (i) to redeem the Notes (and any Additional

Notes, if any) in full or (ii) to defease or discharge the Notes (and any Additional Notes, if any) in full, in each case in accordance with the terms of the Indenture; and

(13)	in addition to the items referred to in clauses (1) through (12) above, Indebtedness of the Company or any Subsidiary Guarantor Incurred after the Issue Date in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (13) and then outstanding, will not exceed $40,000,000 at any time outstanding.

      The Company will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations. No Restricted Subsidiary may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Company or any Subsidiary Guarantor.
      The Company will not, directly or indirectly, Incur, or permit any Subsidiary Guarantor to Incur, any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, unless such Indebtedness is also by its terms (or the by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes, in the case of the Company, or the Subsidiary Guarantees, in the case of a Subsidiary Guarantor, to the same extent and the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Subsidiary Guarantor. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness solely by virtue of such Indebtedness being unsecured or by virtue of the fact that the holders of such Indebtedness have entered into one or more intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.
      For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)	in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, may classify such item of Indebtedness on the date of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses, or later classify or reclassify all or a portion of such Indebtedness, in any manner that complies with this covenant; provided that, the Company shall not be able to reclassify Indebtedness Incurred under clause (1) or clause (13) of the second paragraph of this covenant;

(2)	all Indebtedness outstanding under the Revolving Credit Facility on this Issue Date shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (4) of the second paragraph of this covenant;

(3)	Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4)	if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5)	the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6)	Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(7)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

      Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
      In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “— Limitation on indebtedness” covenant, the Company shall be in Default of this covenant).
      For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on restricted payments
      The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)	declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(a)	dividends or distributions payable solely in the Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(b)	dividends or distributions payable to the Company or a Restricted Subsidiary of the Company (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to its other holders of Capital Stock on a pro rata basis);

(2)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary of the Company (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3)	purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	make any Restricted Investment in any Person;
(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(a)	a Default shall have occurred and be continuing (or would result therefrom); or

(b)	the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “— Limitation on indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

(i)	50% of the Consolidated Net Income for the period (treated as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii)	100% of the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

(iii)	the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange); and

(iv)	the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

(A)	repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary; or

(B)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued, in each case, as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.
      The provisions of the preceding paragraph will not prohibit:

(1)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(3)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(4)	so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under “— Limitation on sales of assets and subsidiary stock” below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(5)	dividends paid within 60 days after the date of declaration if at such date of declaration such dividends would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(6)	so long as no Default or Event of Default has occurred and is continuing,

(a)	the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company or any Restricted Subsidiary of the Company or any parent of the Company held by any existing or former employees or management of the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause will not exceed $5,000,000 in the aggregate during any calendar year and $20,000,000 in the aggregate for all such redemptions and repurchases; provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

(b)	to the extent permitted by law, loans or advances to employees of the Company or any Subsidiary of the Company the proceeds of which are used to purchase Capital Stock of the Company (other than Disqualified Stock), in an aggregate amount not in excess of $5,000,000 at any one time outstanding; provided, however, that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

(7)	so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”; provided that the payment of such dividends will be excluded in subsequent calculations of the amount of Restricted Payments;

(8)	repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments;

(9)	any payments made in connection with the Transactions pursuant to or contemplated by the Rossignol Purchase Agreement and pursuant to any other agreements or documents related to the Transactions; provided, however, that such amounts will be excluded in subsequent calculations of the amount of Restricted Payments;

(10)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the “Change of control” covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “— Limitation on sales of assets and subsidiary stock” covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; provided, however, that such payment will be included in subsequent calculations of the amount of Restricted Payments; and

(11)	Restricted Payments in an amount not to exceed $25,000,000; provided that the amount of such Restricted Payments will be included in subsequent calculations of the amount of Restricted Payments.
      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the

Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and the fair market value of any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of the Company acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated in good faith by the Board of Directors of the Company to exceed $25,000,000. Not later than the date of making any Restricted Payment in excess of $10,000,000, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “— Limitation on restricted payments” were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Limitation on liens
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or permit to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien secures any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the obligations under the Indenture and Indebtedness represented by the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on sale/leaseback transactions
      The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/ Leaseback Transaction unless:

(1)	the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/ Leaseback Transaction at least equal to the fair market value (as evidenced by a resolution of the Board of Directors of the Company) of the property subject to such transaction;

(2)	the Company or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/ Leaseback Transaction pursuant to the covenant described under “— Limitation on indebtedness;”

(3)	the Company or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/ Leaseback Transaction without securing the Notes by the covenant described under “— Limitation on liens;” and

(4)	the Sale/ Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under “— Limitation on sales of assets and subsidiary stock” (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/ Leaseback Transaction, treating all of the consideration received in such Sale/ Leaseback Transaction as Net Available Cash for purposes of such covenant (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such Sale/ Leaseback Transaction in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time).

Limitation on restrictions on distributions from restricted subsidiaries
      The Company will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligation owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2)	make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3)	transfer any of its property or assets to the Company or any Restricted Subsidiary.
      The preceding provisions will not prohibit:

(i)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date and identified in an annex to the Indenture;

(ii)	any encumbrance or restriction with respect to a Foreign Subsidiary pursuant to any agreement relating to Indebtedness Incurred by such Foreign Subsidiary under clause (11) of the second paragraph under “— Limitation on indebtedness”;

(iii)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by such Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Company (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary of the Company or was acquired by the Company or in contemplation of the transaction) and outstanding on such date, provided, that any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired;

(iv)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i), (ii) or (iii) of this paragraph or this clause (iv) or contained in any amendment to an agreement referred to in clause (i), (ii) or (iii) of this paragraph or this clause (iv); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or amendment are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements referred to in clauses (i), (ii) or (iii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(v)	in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a)	that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(b)	contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(c)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(vi)	(a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vii)	any Purchase Money Note or other Indebtedness or contractual requirements Incurred with respect to a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors, are necessary to effect such Qualified Receivables Transaction;

(viii)	any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(ix)	any customary provisions in joint venture agreements that are not Restricted Subsidiaries and other similar agreements entered into in the ordinary course of business;

(x)	net worth provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(xi)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order; and

(xii)	customary restrictions imposed on the transfer of, or in licenses related to, copyrights, patents, trademarks or other intellectual property and contained in agreements entered into in the ordinary course of business.

Limitation on sales of assets and subsidiary stock
      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Company’s Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2)	at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

(a)	first, to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness of the Company or any Restricted Subsidiary), to prepay, repay or purchase Indebtedness of the Company (other than Disqualified Stock or Subordinated Obligations) or Indebtedness of a Wholly Owned Subsidiary (other than any Disqualified Stock or Guarantor Subordinated Obligations of a Wholly Owned Subsidiary) (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b)	second, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent the Company or such Restricted Subsidiary elects, to acquire Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.
      Notwithstanding the foregoing, the Company may issue to senior officers of the Company or a Restricted Subsidiary Voting Stock or options to purchase Voting Stock of (1) Skis Rossignol S.A. in an aggregate amount not to exceed 5% of the outstanding Capital Stock of Skis Rossignol S.A. and (2) Roger Cleveland Golf Company, Inc. in an aggregate amount not to exceed 3% of the outstanding Capital Stock of Roger Cleveland Golf Company, Inc.
      Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the 361st day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $25,000,000, the Company will be required to make an offer (“Asset Disposition Offer”) to all holders of Notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in minimum denominations of $100,000 and in integral multiples of $1,000 in excess thereof. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the Pari Passu Notes to be purchased pro rata on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.
      The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.
      If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

      On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in minimum denominations of $100,000 and in integral multiples of $1,000 in excess thereof. The Company will deliver to the Trustee an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Company or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers’ Certificate from the Company, will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $100,000 or an integral multiple of $1,000 in excess thereof. In addition, the Company will take any and all other actions, if any, required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by the Company to the holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.
      For the purposes of this covenant, the following will be deemed to be cash:

(1)	the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Company or Indebtedness of a Wholly Owned Subsidiary (other than Guarantor Subordinated Obligations or Disqualified Stock of any Wholly Owned Subsidiary that is a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Company will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

(2)	securities, notes or other obligations received by the Company or any Restricted Subsidiary of the Company from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.
      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on affiliate transactions
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1)	the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2)	in the event such Affiliate Transaction involves an aggregate consideration in excess of $5,000,000, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3)	in the event such Affiliate Transaction involves an aggregate consideration in excess of $10,000,000, the Company has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

      The preceding paragraph will not apply to:

(1)	any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under “— Limitation on restricted payments;”

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors;

(3)	to the extent permitted by law, loans or advances to employees or directors in the ordinary course of business of the Company or any of its Restricted Subsidiaries but in any event not to exceed $5,000,000 in the aggregate outstanding at any one time with respect to all loans or advances made since the Issue Date;

(4)	any transaction between the Company and a Restricted Subsidiary (other than a Receivables Entity) or between Restricted Subsidiaries (other than a Receivables Entity or Receivables Entities) and Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with “— Limitation on indebtedness;”

(5)	the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, employees or directors of the Company or any Restricted Subsidiary of the Company in connection with providing services to the Company or any Restricted Subsidiary of the Company;

(6)	sales or other transfers or dispositions of accounts receivable and other related assets customarily transferred in an asset securitization transaction involving accounts receivable to a Receivables Entity in a Qualified Receivables Transaction, and acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction; and

(7)	any transaction with a customer or supplier of the Company or a Restricted Subsidiary so long as such transaction is in the ordinary course of business and the terms of such transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s length dealings with a Person who is not an Affiliate; provided that, if such transaction or a series of related transactions exceeds $5,000,000, the terms of such transaction must be approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board having no personal stake in such transaction.

Limitation on sale or issuance of capital stock of restricted subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:

(1)	to the Company or a Wholly Owned Subsidiary (other than a Receivables Entity) or to another Restricted Subsidiary pursuant to the restructuring of Rossignol; or

(2)	in compliance with the covenant described under “— Limitation on sales of assets and subsidiary stock” and immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary.
      Notwithstanding the preceding paragraph, the Company or any Restricted Subsidiary may (1) sell all the Voting Stock of a Restricted Subsidiary as long as the Company complies with the terms of the covenant described under “— Limitation on sales of assets and subsidiary stock” or (2) issue to senior officers of the Company or a Restricted Subsidiary Voting Stock or options to purchase Voting Stock of (a) Skis Rossignol S.A. in an aggregate amount not to exceed 5% of the outstanding Capital Stock of Skis Rossignol S.A. and (b) Roger Cleveland Golf Company, Inc. in an aggregate amount not to exceed 3% of the outstanding Capital Stock of Roger Cleveland Golf Company, Inc.

SEC reports
      Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company will file with the SEC, and make available to the Trustee and the registered holders of the Notes, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein. In the event that the Company is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Company will nevertheless make available such Exchange Act information to the Trustee and the holders of the Notes as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.
      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.

Merger and consolidation
      The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form and substance satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the “— Limitation on indebtedness” covenant;

(4)	each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes; and

(5)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and such supplemental indenture (if any) comply with the Indenture.
      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
      The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the Notes.
      Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.
      Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (y) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits; provided that, in the case of a Restricted Subsidiary that merges into the Company, the Company will not be required to comply with the preceding clause (5).
      In addition, the Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into any person (other than the Company or another Subsidiary Guarantor) and will not permit the conveyance, transfer or lease of substantially all of the assets of any Subsidiary Guarantor to any Person (other than the Company or another Subsidiary Guarantor) unless:

(1)	(a) the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States, any State of the United States or the District of Columbia and, in each case, such Person (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantees; (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary of such Person as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and (c) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; or

(2)	the transaction is made in compliance with the covenant described under “— Limitation on sales of assets and subsidiary stock.”

Future subsidiary guarantors
      The Indenture provides that the Company will not permit any current or future Domestic Subsidiary to Guarantee the payment of any Indebtedness of the Company or any other Restricted Subsidiary or otherwise become an obligor, including as a co-borrower, under a Credit Facility, unless (i) such Domestic Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of such Domestic Subsidiary pursuant to which such Domestic Subsidiary will unconditionally Guarantee, on a joint and several basis, all of the obligations of the Company and the other Subsidiary Guarantors under the Indenture, including the full and prompt payment of the principal of, premium, if any and interest on the Notes on a senior basis and all other obligations under the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Subsidiary Guarantees, as the case may be, any such Guarantee of such Domestic Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Domestic Subsidiary’s Subsidiary Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Domestic Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights or reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Domestic Subsidiary under its Subsidiary Guarantee of the Notes so long as any of the Notes remain outstanding; and (iii) such Domestic Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Subsidiary Guarantee has been duly executed and authorized and (B) such Subsidiary Guarantee constitutes valid, binding and enforceable obligations of such Domestic Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity. The foregoing notwithstanding, in the event a Subsidiary Guarantor is released and discharged from all of its obligations (other than contingent indemnification obligations) (1) under Guarantees of Indebtedness and other obligations under a Credit Facility and all other Indebtedness of the Company and its Restricted Subsidiaries, and (2) as an obligor, including as a co-borrower, under a Credit Facility, then the Subsidiary Guarantee of such Subsidiary Guarantor shall be automatically and unconditionally released and discharged.

Limitation on lines of business
      The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Payments for consent
      Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.
Events of default
      Each of the following is an Event of Default:

(1)	default in any payment of interest on any Note when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon Special Mandatory Redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Company or any Subsidiary Guarantor to comply with its obligations under “Certain covenants — Merger and consolidation;”

(4)	failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under “Change of Control” above or under the covenants described under “Certain Covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “Certain covenants — Merger and consolidation” which is covered by clause (3));

(5)	failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or was created after the Issue Date, which default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);
and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $20,000,000 or more;

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8)	failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $20,000,000 (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

(9)	any Subsidiary Guarantee of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee.
      However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.
      If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.
      Subject to certain restrictions, the holders of a majority in outstanding principal amount of Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
      The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.
Amendments and waivers
      Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)	reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “Optional redemption,” “Change of Control” or “Certain covenants — Limitation on sales of assets and subsidiary stock,” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(8)	modify the Subsidiary Guarantees in any manner adverse to the holders of the Notes, or release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in compliance with the terms thereof.
Notwithstanding the foregoing, without the consent of any holder, the Company, the Guarantors and the Trustee may amend the Indenture, the Notes or a Subsidiary Guarantee to:

(1)	cure any ambiguity, omission, defect or inconsistency; provided that such modification or amendment does not adversely affect the interests of the holders of Notes in any material respect; provided, further, that any amendment made solely to conform the provisions of the Indenture to the description of the Notes contained in this prospectus will not be deemed to adversely affect the interests of the holders of the Notes;

(2)	provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	add Guarantees with respect to the Notes or release a Subsidiary Guarantor in accordance with the terms of the Indenture or upon its designation as an Unrestricted Subsidiary; provided, however, that the designation is in accord with the applicable provisions of the Indenture;

(5)	secure the Notes;

(6)	evidence and provide for successor trustees;

(7)	add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

(8)	make any change that does not adversely affect the rights of any holder;

(9)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(10)	provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities.
      The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all of the holders, or any defect in the notice will not impair or affect the validity of the amendment.
Defeasance
      The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If the Company exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.
      The Company at any time may terminate its obligations under covenants described under “Certain covenants” (other than “Certain covenants — Merger and consolidation”), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Subsidiary Guarantee provision described under “Events of default” above and the limitations contained in clause (3) under “Certain covenants — Merger and consolidation” above (“covenant defeasance”).
      The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of default” above or because of the failure of the Company to comply with clause (3) under “Certain covenants — Merger and consolidation” above.
      In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No personal liability of directors, officers, employees and stockholders
      No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the SEC that such a waiver is against public policy.
Concerning the trustee
      Wilmington Trust Company is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.
Governing law
      The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.
Certain definitions
      “Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.
      “Acquisition” means the acquisition by the Company of up to 100% of Skis Rossignol S.A. in one or more related transactions.
      “Additional Assets” means:
      (1) any property or long-term assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business;
      (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or
      (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;
      provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.
      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.
      “Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.
      Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary (other than a Receivables Entity); provided that in the case of a sale by a Restricted Subsidiary to another Restricted Subsidiary, the Company directly or indirectly owns an equal or greater percentage of the Common Stock of the transferee than of the transferor;

(2)	the sale of Cash Equivalents in the ordinary course of business;

(3)	a disposition of inventory in the ordinary course of business;

(4)	a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the Company’s and/or its Restricted Subsidiaries’ business and that is disposed of in each case in the ordinary course of business;

(5)	transactions permitted under “Certain covenants — Merger and consolidation;”

(6)	an issuance of Capital Stock by a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Subsidiary (other than a Receivables Entity);

(7)	for purposes of “Certain covenants — Limitation on sales of assets and subsidiary stock” only, the making of a Permitted Investment or a disposition permitted under “Certain covenants — Limitation on restricted payments;”

(8)	sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity;

(9)	dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than $2,500,000 (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum of $5,000,000 in such next succeeding fiscal year);

(10)	dispositions in connection with Permitted Liens;

(11)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12)	the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business, which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(13)	foreclosure on assets;

(14)	any release of claims or rights in the ordinary course of business in connection with the loss or settlement of a bona fide lawsuit, dispute or controversy; and

(15)	any transfer or disposition by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or another Restricted Subsidiary in connection with the restructuring of Rossignol.
      “Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

      “Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.
      “Banking Services Obligations” means any and all obligations of the Company and the Subsidiary Guarantors, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with any of the following bank services provided to the Company or any Subsidiary Guarantor pursuant to a Credit Facility: (a) commercial credit cards, (b) stored value cards and (c) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).
      “Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.
      “Borrowing Base” means, as of the date of determination, an amount equal to the sum, without duplication of (1) 85% of the net book value of the Company’s and its Restricted Subsidiaries’ accounts receivable at such date and (2) 75% of the net book value of the Company’s and its Restricted Subsidiaries’ inventories at such date. Net book value shall be determined in accordance with GAAP and shall be that reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business or Person may be included if such acquisition has been completed on or prior to the date of determination).
      “Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.
      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, partnership interests and limited liability company membership interests, but excluding any debt securities convertible into such equity.
      “Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.
      “Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3)	marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either S&P or Moody’s;

(4)	certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by S&P, or “A” or the equivalent thereof by Moody’s, and having combined capital and surplus in excess of $250,000,000;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) entered into with any bank meeting the qualifications specified in clause (4) above;

(6)	commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(7)	interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above; and

(8)	foreign equivalents of the items described in clauses (2) through (7) above.

      “Change of Control” means:

(1)	any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity); or

(2)	the first day on which a majority of the members of the Board of Directors of the Company (excluding any committee thereof) are not Continuing Directors; or

(3)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4)	the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.
      “Cleveland Shareholders’ Agreement” means the Roger Cleveland Shareholders’ Agreement, dated April 12, 2005, among Mr. Laurent Boix-Vives, Ms. Jeannine Boix-Vives, Ms. Christine Simon, Ms. Sylvie Bernard, SDI Société de Services et Développement, Quiksilver, Inc., Rossignol Ski Company, Inc. and Skis Rossignol S.A.
      “Code” means the Internal Revenue Code of 1986, as amended.
      “Common Stock” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.
      “Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:
      (1) if the Company or any Restricted Subsidiary:

(a)	has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b)	has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2)	if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition:

(a)	the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)	Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any disposition or Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Incurrence, discharge, disposition, Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

      For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including any pro forma expense and cost reductions and related adjustments calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.
      “Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)	Consolidated Interest Expense;

(2)	Consolidated Income Taxes;

(3)	consolidated depreciation expense;

(4)	consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles;”

(5)	other non-cash items reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); and

(6)	up to $20 million aggregate cash charges Incurred within one year from the Issue Date related to the restructuring of Skis Rossignol S.A. and its Subsidiaries.
      Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
      “Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.
      “Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1)	interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2)	amortization of debt discount (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3)	non-cash interest expense;

(4)	commissions, discounts and other fees and charges owed with respect to letters of credit (to the extent not included in the cost of goods sold in the Company’s consolidated financial statements in accordance with GAAP) and bankers’ acceptance financing;

(5)	the interest expense on Indebtedness of another Person that is Guaranteed by the Company or a Restricted Subsidiary of the Company or secured by a Lien on assets of the Company or one of its Restricted Subsidiaries if such Person is not current in the payment of principal, interest or premium on such Indebtedness;

(6)	net cash costs associated with Hedging Obligations (including amortization of fees) provided, however, that if Hedging Obligations result in net cash benefits rather than costs, such net cash benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net cash benefits are otherwise reflected in Consolidated Net Income;

(7)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8)	the product of (a) all dividends (other than cash dividends or other cash distributions pursuant to the Cleveland Shareholders’ Agreement) paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

(9)	Receivable Fees; and

(10)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company or any Restricted Subsidiary of the Company) in connection with Indebtedness Incurred by such plan or trust.
      For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of “Indebtedness”, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (10) above) relating to any Indebtedness of the Company or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

      For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Company. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Company or any of its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.
      “Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1)	any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a)	subject to the limitations contained in clauses (3), (4) and (5) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b)	the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary;

(2)	any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a)	subject to the limitations contained in clauses (3), (4) and (5) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3)	any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4)	any extraordinary gain or loss; and

(5)	the cumulative effect of a change in accounting principles.
      “Consolidated Tangible Assets” of any Person as of any date means the total amount of assets of such Person and its Restricted Subsidiaries (less applicable reserves) on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less (1) Intangible Assets and (2) appropriate adjustments on account of minority interests of other Persons holding equity investments in Restricted Subsidiaries.
      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the

Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
      “Credit Facility” means, with respect to the Company or any Subsidiary Guarantor, one or more debt facilities (including, without limitation, the Revolving Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), bankers acceptances or letters of credit or similar instruments, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Revolving Credit Facility or any other credit or other agreement or indenture).
      “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.
      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
      “Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:
      (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;
      (2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or
      (3) is redeemable at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset disposition (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions “Change of control” and “Certain covenants — Limitation on sales of assets and subsidiary stock” and such repurchase or redemption complies with “Certain covenants — Restricted payments.”
      “Domestic Subsidiary” means any Restricted Subsidiary that is organized under the laws of the United States of America or any state thereof or the District of Columbia, other than any Restricted Subsidiary that is a Foreign Subsidiary.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended.
      “Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of such Restricted Subsidiary.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:
      (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or
      (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
      “Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.
      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement (to the extent such Currency Agreement relates to interest on Indebtedness for borrowed money).
      “holder” means a Person in whose name a Note is registered on the Registrar’s books.
      “Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.
      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):
      (1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;
      (2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;
      (3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);
      (4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;
      (5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;
      (6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

      (7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;
      (8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person;
      (9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time of determination to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time); and
      (10) to the extent not otherwise included in this definition, the amount then outstanding (i.e., advanced, and received by, and available for use by such Person) under any receivables financing (as set forth in the books and records of such Person and confirmed by the agent, trustee or other representative of the institution or group providing such receivables financing).
      The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability at such date, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.
      In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:
      (1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);
      (2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and
      (3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:
           (a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or
           (b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by the Company or its Restricted Subsidiaries.
      “Intangible Assets” means, with respect to any Person, all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value at the Issue Date or the date of acquisition, if acquired subsequent thereto, and all other items which would be treated as intangibles on the consolidated balance sheet of such Person and its Restricted Subsidiaries prepared in accordance with GAAP.
      “Interest Rate Agreement” means, with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.
      “Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit

(including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:
      (1) Hedging Obligations and Currency Agreements entered into in the ordinary course of business and in compliance with the Indenture;
      (2) endorsements of negotiable instruments and documents in the ordinary course of business; and
      (3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Capital Stock (other than Disqualified Stock) of the Company.
      For purposes of “Certain covenants — Limitation on restricted payments,”
      (1) “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and
      (2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined in good faith by the Board of Directors of the Company) of the Capital Stock of such Subsidiary not sold or disposed of.
      “Investment Grade Rating” means a rating equal to or higher than Baa3 by Moody’s and BBB-by S&P, in each case with at least a stable outlook; provided, however, that if (a) either Moody’s or S&P changes its rating system, such ratings will be the equivalent ratings after such changes or (b) if S&P or Moody’s or both shall not make a rating of the Notes publicly available, the references above to S&P or Moody’s or both, as the case may be, shall be to a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company and the references to the ratings categories above shall be to the corresponding rating categories of such rating agency or rating agencies, as the case may be.
      “Issue Date” means July 22, 2005.
      “Leasehold Improvement Lender” means Union Bank of California, N.A., in its individual capacity, as lender of the Leasehold Improvement Loan, and any successor or assignee thereof.
      “Leasehold Improvement Loan” means the term loan in the original principal amount of $12,300,000 made by the Leasehold Improvement Lender to the Company and referred to in the Intercreditor Agreement dated as of April 12, 2005, among Quiksilver Americas, Inc., a California corporation, JPMorgan Chase Bank, N.A., as administrative agent for the lenders party to the Revolving Credit Facility, and the Leasehold Improvement Lender, as the same may be amended, modified or restated from time to time.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
      “Moody’s” means Moody’s Investors Service, Inc., and its successors.
      “Net Available Cash” from an Asset Disposition means cash payments received by the Company or any Restricted Subsidiary of the Company (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:
      (1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;
      (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;
      (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and
      (4) the deduction of appropriate amounts (as determined or reasonably estimated by the seller thereof) to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.
      “Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or in respect of any capital contribution, means the cash proceeds of such issuance, sale or capital contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance, sale or capital contribution and net of taxes paid or payable as a result of such issuance, sale or capital contribution (after taking into account any available tax credit or deductions and any tax sharing arrangements).
      “Non-Recourse Debt” means Indebtedness:
      (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);
      (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and
      (3) the explicit terms of which provide that there is no recourse against any of the assets of the Company or any of its Restricted Subsidiaries, except that Standard Securitization Undertakings shall not be considered recourse.
      “Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Secretary of the Company. Officer of any Subsidiary Guarantor has a correlative meaning.

      “Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either a Treasurer or an Assistant Secretary of the Company.
      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.
      “Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes.
      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:
      (1) a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a Receivables Entity); provided, however, that the primary business of such Restricted Subsidiary is a Related Business;
      (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary (other than a Receivables Entity); provided, however, that such Person’s primary business is a Related Business;
      (3) cash and Cash Equivalents;
      (4) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;
      (5) payroll, travel, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;
      (6) to the extent permitted by law, loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;
      (7) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;
      (8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “Certain covenants — Limitation on sales of assets and subsidiary stock;”
      (9) Investments in existence on the Issue Date;
      (10) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain covenants — Limitation on indebtedness;”
      (11) Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed $30,000,000 outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value);
      (12) Guarantees issued in accordance with “Certain covenants — Limitation on indebtedness;”
      (13) Investments constituting prepayments or credits made to customers or suppliers in the ordinary course of business and consistent with past practice; and
      (14) Investments by the Company or a Restricted Subsidiary of the Company in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a

Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in Receivables and related assets generated by the Company or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such Receivables.
      “Permitted Liens” means, with respect to any Person:
      (1) Liens securing Indebtedness and other obligations under a Credit Facility, including under the Revolving Credit Facility, and related Hedging Obligations and Banking Services Obligations and Liens on assets of Subsidiary Guarantors securing Guarantees of Indebtedness and other obligations under a Credit Facility, including under the Revolving Credit Facility, and related Hedging Obligations and such Banking Services Obligations, in each case to the extent the Indebtedness is permitted to be Incurred under clause (1) of the second paragraph under “Certain covenants — Limitation on indebtedness;”
      (2) Liens securing Indebtedness and related Hedging Obligations of Foreign Subsidiaries permitted to be Incurred under clause (11) of the second paragraph under “Certain covenants — Limitation on indebtedness;”
      (3) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;
      (4) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;
      (5) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;
      (6) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;
      (7) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
      (8) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;
      (9) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;
      (10) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(11)	Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that:

(a)	the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property acquired or constructed; and

(b)	such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(12)	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a)	such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b)	such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(13)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(14)	Liens existing on the Issue Date;

(15)	Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any other Restricted Subsidiary;

(16)	Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any other Restricted Subsidiary;

(17)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary (other than a Receivables Entity);

(18)	Liens securing the Notes and Subsidiary Guarantees;

(19)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(20)	Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods;

(21)	Liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount outstanding at any one time not to exceed $10,000,000;

(22)	any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(23)	Liens on QIPL’s trademark rights to the Company’s name and logo and related intellectual property rights in the territories of Australia and New Zealand, in favor of the former shareholders of QIPL, to secure the obligation of QAPL to pay the final installment of the purchase price for the acquisition of shares of QIPL by QAPL; and

(24)	Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case Incurred in connection with a Qualified Receivables Transaction.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.
      “Public Equity Offering” means a public offering for cash by the Company of its Common Stock, or options, warrants or rights with respect to its Common Stock, made pursuant to a registration statement that has been declared effective by the SEC, other than public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.
      “Purchase Money Note” means a promissory note of a Receivables Entity evidencing the deferred purchase price of Receivables (and related assets) and/or a line of credit, which may be irrevocable, from the Company or any Restricted Subsidiary of the Company in connection with a Qualified Receivables Transaction with a Receivables Entity, which deferred purchase price or line is repayable from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated Receivables.
      “QAPL” means Quiksilver Australia Pty Ltd., a corporation organized under the laws of the State of Victoria, Australia.
      “QIPL” means Quiksilver International Pty Ltd, a corporation organized under the laws of the State of Victoria, Australia.
      “Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any Receivables (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization involving Receivables.
      “Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

      “Receivables Entity” means a Wholly-Owned Subsidiary (or another Person in which the Company or any Restricted Subsidiary of the Company makes an Investment and to which the Company or any Restricted Subsidiary of the Company transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a)	is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b)	is recourse to or obligates the Company or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or

(c)	subjects any property or asset of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)	with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3)	to which neither the Company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.
      Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.
      “Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a Qualified Receivables Transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a Qualified Receivables Transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.
      “Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1)	(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2)	the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

(4)	if the Indebtedness being extended, refinanced, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Subsidiary Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantees on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
      “Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries or of Skis Rossignol S.A. and its Subsidiaries on the Issue Date.
      “Restricted Investment” means any Investment other than a Permitted Investment.
      “Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.
      “Revolving Credit Facility” means the Amended and Restated Credit Facility dated as of June 3, 2005, among Quiksilver Americas, Inc., as Borrower, Quiksilver, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as the same may be amended, supplemented or otherwise modified from time to time.
      “Rossignol Purchase Agreement” means the purchase agreement, dated April 12, 2005, entered into among Quiksilver, Inc., Mr. Laurent Boix-Vives, Ms. Jeannine Boix-Vives, Ms. Christine Simon, Ms. Sylvie Bernard and SDI Société de Services et Développement.
      “Sale/ Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary of the Company whereby the Company or such Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person.
      “S&P” shall mean Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
      “SEC” means the U.S. Securities and Exchange Commission.
      “Securities Act” means the Securities Act of 1933, as amended.
      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.
      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company that are reasonably customary in securitization of Receivables transactions.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.
      “Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement.
      “Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.
      “Subsidiary Guarantee” means, with respect to any Subsidiary Guarantor, any Guarantee of payment of the Notes and Exchange Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.
      “Subsidiary Guarantor” means each current or future Domestic Subsidiary of the Company that (1) Guarantees any Indebtedness of the Company or any other Restricted Subsidiary, or (2) is an obligor under a Credit Facility.
      “Transactions” means the Acquisition and the transactions related thereto, the initial offering of the Outstanding Notes, and borrowings made pursuant to the Revolving Credit Facility in connection therewith.
      “Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.
      “Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.
      The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)	all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3)	such designation and the Investment of the Company in such Subsidiary complies with “Certain covenants — Limitation on restricted payments;”

(4)	such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5)	such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a)	to subscribe for additional Capital Stock of such Person; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6)	on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.
      Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.
      The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness under the first paragraph of the “Certain covenants — Limitation on indebtedness” covenant on a pro forma basis taking into account such designation.
      “U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.
      “Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.
      “Wholly Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.
United States federal income tax consequences
of the exchange offer
       The exchange of outstanding notes for new notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of a new note, the holding period of the new note will include the holding period of the outstanding note exchanged therefor and the basis of the new note will be the same as the basis of the outstanding note immediately before the exchange.
      In any event, persons considering the exchange of outstanding notes for new notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
Plan of distribution
       Each broker-dealer that receives notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2006, all dealers effecting transactions in the new notes may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal for the exchange offer states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
Legal matters
       Certain legal matters with respect to the notes being offered will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP.
Experts
       The consolidated financial statements of Quiksilver, Inc. as of October 31, 2004 and 2003 and for each of the three years in the period ended October 31, 2004 included in, and incorporated by reference in, this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Skis Rossignol S.A. as of March 31, 2004 and 2005 and for each of the two years in the period ended March 31, 2005 incorporated by reference in this prospectus have been audited by KPMG S.A., independent accountants, as stated in their report incorporated by reference herein.
      Rossignol Ski Company, Incorporated and Skis Dynastar, Inc. are wholly-owned subsidiaries of Skis Rossignol S.A. and are included in the consolidated financial statements of Skis Rossignol S.A. The consolidated financial statements of Rossignol Ski Company, Incorporated and subsidiaries and Skis Dynastar, Inc. as of March 31, 2005 and 2004 and each of the years in the period ended March 31, 2005, which are not included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference herein in reliance upon the reports of such firm given their authority as experts in accounting and auditing. In rendering their report on the consolidated financial statements of Skis Rossignol S.A., KPMG S.A. relied on the reports of Deloitte & Touche LLP with respect to the financial statements of Rossignol Ski Company, Incorporated and subsidiaries and Skis Dynastar, Inc.

Where you can find more information;
incorporation by reference
       We file annual, quarterly and special reports, proxy statements and other information with the SEC, which are incorporated by reference into this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC, excluding information deemed furnished (but not filed) pursuant to Form 8-K, unless specifically incorporated. These documents contain important information about us and our business, results of operation and financial condition.

Quiksilver SEC Filings (File No. 001-14229)	Period

Annual Report on Form 10-K filed on January 13, 2005(1)	Year ended October 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended January 31, 2005, April 30, 2005 and July 31, 2005
Current Reports on Form 8-K	Filed on January 31, 2005, March 23, 2005, March 29, 2005, April 18, 2005, May 27, 2005, June 6, 2005 (as amended June 10, 2005), July 5, 2005, July 15, 2005, July 26, 2005, and August 1, 2005 (as amended September 8, 2005).

(1)	Item 8 of our Annual Report on form 10-K has been updated and is included herein.
      All additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering, shall also be deemed to be incorporated herein by reference.
      References herein to “this prospectus” are intended to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we later file with the SEC before the termination of the applicable offering will automatically modify and supersede the information previously incorporated by reference and the information in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      Upon written or oral request, we will provide any person, including beneficial owners, to whom a copy of this prospectus is delivered, a copy of any documents incorporated by reference in this prospectus but not delivered along with this prospectus free of charge, excluding all exhibits, unless we specifically incorporated by reference an exhibit in this prospectus. Any such requests should be addressed to:

Quiksilver, Inc.
Attention: Steven L. Brink, Chief Financial Officer and Treasurer
15202 Graham Street
Huntington Beach, California 92649
Telephone: (714) 889-2200
Facsimile: (714) 889-2323
      You may read and copy any reports, statements or information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at www.sec.gov. Quiksilver’s common stock is listed on the New York Stock Exchange, and reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Quiksilver, Inc.
      We have audited the accompanying consolidated balance sheets of Quiksilver, Inc. and subsidiaries (the “Company”) as of October 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quiksilver, Inc. and subsidiaries as of October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

/s/ Deloitte & Touche LLP
January 12, 2005, except for Notes 18 and 19 as to which the date is October 24, 2005
Costa Mesa, California

QUIKSILVER, INC.
CONSOLIDATED BALANCE SHEETS
October 31, 2004 and 2003

	2004	2003

	In thousands, except
	share amounts
ASSETS
Current assets:
Cash and cash equivalents	$55,197	$27,866
Trade accounts receivable, net — Note 3	281,263	224,418
Other receivables	16,165	7,617
Inventories — Note 4	179,605	146,440
Deferred income taxes — Note 13	22,299	17,472
Prepaid expenses and other current assets	12,267	9,732

Total current assets	566,796	433,545
Fixed assets, net — Note 5	122,787	99,299
Intangible assets, net — Notes 2 and 6	121,116	65,577
Goodwill — Notes 2, 6 and 15	169,785	98,833
Deferred income taxes — Note 13	—	1,984
Other assets	10,506	8,732

Total assets	$990,990	$707,970

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit — Note 7	$10,801	$20,951
Accounts payable	105,054	64,537
Accrued liabilities — Note 8	79,095	41,759
Current portion of long-term debt — Note 7	10,304	8,877
Income taxes payable — Note 13	18,442	10,796

Total current liabilities	223,696	146,920
Long-term debt — Note 7	163,209	114,542
Deferred income taxes — Note 13	15,841	—

Total liabilities	402,746	261,462

Commitments and contingencies — Note 9
Stockholders’ equity — Note 10:
Preferred stock, $.01 par value, authorized shares — 5,000,000; issued and outstanding shares — none	—	—
Common stock, $.01 par value, authorized shares — 185,000,000; issued shares — 120,339,046 (2004) and 114,041,034 (2003)	1,203	1,140
Additional paid-in capital	200,118	154,740
Treasury stock, 2,885,200 shares	(6,778)	(6,778)
Retained earnings	358,923	277,554
Accumulated other comprehensive income — Note 11	34,778	19,852

Total stockholders’ equity	588,244	446,508

Total liabilities and stockholders’ equity	$990,990	$707,970

See notes to consolidated financial statements.

QUIKSILVER, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended October 31, 2004, 2003 and 2002

	2004	2003	2002

	In thousands, except per share amounts
Revenues, net	$1,266,939	$975,005	$705,484
Cost of goods sold	688,780	541,753	419,155

Gross profit	578,159	433,252	286,329
Selling, general and administrative expense	446,221	332,187	216,625

Operating income	131,938	101,065	69,704
Interest expense	6,390	8,267	8,640
Foreign currency loss	2,861	2,243	729
Other expense	695	488	349

Income before provision for income taxes	121,992	90,067	59,986
Provision for income taxes — Note 13	40,623	31,551	22,395

Net income	$81,369	$58,516	$37,591

Net income per share — Note 1	$0.71	$0.54	$0.40

Net income per share, assuming dilution — Note 1	$0.68	$0.52	$0.38

Weighted average common shares outstanding — Note 1	114,388	108,448	93,836

Weighted average common shares outstanding, assuming dilution — Note 1	119,288	113,270	97,888

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended October 31, 2004, 2003 and 2002

	2004	2003	2002

	In thousands
Net income	$81,369	$58,516	$37,591
Other comprehensive income (loss):
Foreign currency translation adjustment	18,554	26,799	6,896
Net loss on derivative instruments, net of tax of $1,792 (2004) $200 (2003) and $1,274 (2002)	(3,628)	(544)	(2,279)

Comprehensive income	$96,295	$84,771	$42,208

See notes to consolidated financial statements.

QUIKSILVER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended October 31, 2004, 2003 and 2002

						Accumulated
	Common Stock		Additional			Other	Total
			Paid-In	Treasury	Retained	Comprehensive	Stockholders’
	Shares	Amount	Capital	Stock	Earnings	Income (Loss)	Equity

	In thousands, except share amounts
Balance, November 1, 2001	95,561,132	$956	$51,989	$(6,778)	$181,447	$(11,020)	$216,594
Exercise of stock options	1,837,384	18	4,130	—	—	—	4,148
Tax benefit from exercise of stock options	—	—	2,543	—	—	—	2,543
Employee stock purchase plan	129,704	1	470	—	—	—	472
Beach Street acquisition	1,192,368	12	6,896	—	—	—	6,908
Net income and other comprehensive income	—	—	—	—	37,591	4,617	42,208

Balance, October 31, 2002	98,720,588	987	66,028	(6,778)	219,038	(6,403)	272,873
Exercise of stock options	3,967,402	39	10,722	—	—	—	10,761
Tax benefit from exercise of stock options	—	—	6,284	—	—	—	6,284
Employee stock purchase plan	101,332	1	567	—	—	—	568
Asia/ Pacific Acquisition	11,251,712	113	71,139	—	—	—	71,251
Net income and other comprehensive income	—	—	—	—	58,516	26,255	84,771

Balance, October 31, 2003	114,041,034	1,140	154,740	(6,778)	277,554	19,852	446,508
Exercise of stock options	2,997,440	30	8,730	—	—	—	8,760
Tax benefit from exercise of stock options	—	—	8,411	—	—	—	8,411
Employee stock purchase plan	131,422	1	957	—	—	—	958
DC Acquisition	3,169,150	32	27,280	—	—	—	27,312
Net income and other comprehensive income	—	—	—	—	81,369	14,926	96,295

Balance, October 31, 2004	120,339,046	$1,203	$200,118	$(6,778)	$358,923	$34,778	$588,244

See notes to consolidated financial statements.

QUIKSILVER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended October 31, 2004, 2003 and 2002

	2004	2003	2002

	In thousands
Cash flows from operating activities:
Net income	$81,369	$58,516	$37,591
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,847	21,185	14,349
Provision for doubtful accounts	6,123	5,755	5,771
Loss on disposal of fixed assets	1,761	183	27
Foreign currency (gain) loss	(159)	23	75
Interest accretion	1,368	902	1,713
Deferred income taxes	2,811	(2,924)	(4,038)
Changes in operating assets and liabilities, net of effects from business acquisitions:
Trade accounts receivable	(33,851)	(19,399)	(13,663)
Other receivables	(1,022)	(564)	922
Inventories	(13,140)	(30,673)	16,444
Prepaid expenses and other current assets	1,124	(2,848)	(2,811)
Other assets	265	(3,115)	437
Accounts payable	22,013	(1,394)	4,661
Accrued liabilities	21,953	912	9,291
Income taxes payable	13,133	10,032	6,061

Net cash provided by operating activities	130,595	36,591	76,830

Cash flows from investing activities:
Capital expenditures	(52,457)	(33,071)	(22,216)
Business acquisitions, net of acquired cash — Note 2	(70,619)	(31,195)	(20,676)

Net cash used in investing activities	(123,076)	(64,266)	(42,892)

Cash flows from financing activities:
Borrowings on lines of credit	83,482	99,110	4,585
Payments on lines of credit	(63,945)	(56,807)	(39,584)
Borrowings on long-term debt	5,592	16,126	6,000
Payments on long-term debt	(14,478)	(21,710)	(11,309)
Stock option exercises and employee stock purchases	9,718	11,330	4,620

Net cash provided by (used in) financing activities	20,369	48,049	(35,688)
Effect of exchange rate changes on cash	(557)	4,895	(655)

Net increase (decrease) in cash and cash equivalents	27,331	25,269	(2,405)
Cash and cash equivalents, beginning of year	27,866	2,597	5,002

Cash and cash equivalents, end of year	$55,197	$27,866	$2,597

Supplementary cash flow information:
Cash paid during the year for:
Interest	$5,009	$5,893	$6,297

Income taxes	$22,046	$21,348	$18,914

Non-cash investing and financing activities:
Deferred purchase price obligation — Note 2	$6,460	$4,535	$5,310

Common stock issued for business acquisitions — Note 2	$27,312	$71,251	$6,908

See notes to consolidated financial statements.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended October 31, 2004, 2003 and 2002
Note 1 — Significant Accounting Policies

Company Business
      The Company designs, produces and distributes clothing, accessories and related products for young-minded people and develops brands that represent a casual lifestyle — driven from a boardriding heritage. The Company’s primary focus is apparel for young men and young women under the Quiksilver, Roxy, Raisins, Radio Fiji, DC Shoes and Gotcha (Europe) labels. The Company also manufactures apparel for boys (Quiksilver Boys and Hawk Clothing), girls (Roxy Girl, Teenie Wahine and Raisins Girls), men (Quiksilveredition and Fidra) and women (Leilani swimwear), as well as snowboards, snowboard boots and bindings under the Lib Technologies, Gnu, Roxy, DC Shoes and Bent Metal labels. Distribution is primarily in the United States, Europe and Australia and is primarily based in surf shops, skate shops and other specialty stores that provide an outstanding retail experience for the customer. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.
      The Company competes in markets that are highly competitive. The Company’s ability to evaluate and respond to changing consumer demands and tastes is critical to its success. The Company believes that consumer acceptance depends on product, image, design, fit and quality. Consequently, the Company has developed an experienced team of designers, artists, merchandisers, pattern makers, and cutting and sewing contractors that it believes has helped it remain in the forefront of design in the areas in which it competes. The Company believes, however, that its continued success will depend on its ability to promote its image and to design products acceptable to the marketplace.

Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of Quiksilver, Inc. and subsidiaries, including Na Pali, SAS and subsidiaries (“Quiksilver Europe”) and Quiksilver Australia Pty Ltd. and subsidiaries (“Quiksilver Asia/ Pacific” and “Quiksilver International”). Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents
      Certificates of deposit and highly liquid short-term investments purchased with original maturities of three months or less are considered cash equivalents. Carrying values approximate fair value.

Inventories
      Inventories are valued at the lower of cost (first-in, first-out) or market. Management regularly reviews the inventory quantities on hand and adjusts inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value.

Fixed Assets
      Furniture, computer equipment, other equipment and buildings are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from two to ten years. Leasehold improvements are recorded at cost and amortized over their estimated useful lives or related

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
lease term, whichever is shorter. Land use rights for certain leased retail locations are accounted for in the same manner as land and are reviewed periodically for impairment.

Long-Lived Assets
      The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In accordance with SFAS No. 144, management assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The Company determined that no impairment loss was necessary as of October 31, 2004.

Goodwill and Intangible Assets
      The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, “Goodwill and Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are tested for impairment annually and also in the event of an impairment indicator. The Company completed the required transitional impairment test in the fiscal year ended October 31, 2002 and the subsequent annual tests and determined that no impairment loss was necessary. Any subsequent impairment losses will be reflected in operating income. Under SFAS No. 142, the Company does not amortize goodwill or certain trademarks that are determined to have an indefinite life.

Other Assets
      Other assets includes a note receivable from an executive officer totaling $0.8 million at October 31, 2003 related to an international relocation that bore interest at a market rate and was secured by a second trust deed on the executive’s residence. This note was repaid during fiscal 2004.

Revenue Recognition
      Revenues are recognized upon the transfer of title and risk of ownership to customers. Allowances for estimated returns and doubtful accounts are provided when revenues are recorded. Returns and allowances are reported as reductions in revenues, whereas allowances for bad debts are reported as a component of selling, general and administrative expense. Revenues in the Consolidated Statements of Income includes the following:

	Years Ended October 31,

	2004	2003	2002

	(In thousands)
Product shipments, net	$1,264,457	$972,855	$700,692
Royalty income	2,482	2,150	4,792

	$1,266,939	$975,005	$705,484

Promotion and Advertising
      The Company’s promotion and advertising efforts include athlete sponsorships, world-class boardriding contests, magazine advertisements, retail signage, television programs, cobranded products, surf camps, skate parks tours and other events. For the fiscal years ended October 31, 2004, 2003 and 2002, these

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
expenses totaled $66.5 million, $40.3 million and $35.5 million, respectively. Advertising costs are expensed when incurred.

Stock-Based Compensation
      The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans. No stock-based employee compensation expense is reflected in net income, as all options granted under our stock option plans have exercise prices equal to the market value of the underlying common stock on the grant dates. The following table contains the pro forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.”

	Years Ended October 31,

	2004	2003	2002

	(In thousands, except
	per share amounts)
Actual net income	$81,369	$58,516	$37,591
Less stock-based employee compensation expense determined under the fair value based method, net of tax	9,188	5,656	3,686

Pro forma net income	$72,181	$52,860	$33,905

Actual net income per share	$0.71	$0.54	$0.40

Pro forma net income per share	$0.63	$0.49	$0.36

Actual net income per share, assuming dilution	$0.68	$0.52	$0.38

Pro forma net income per share, assuming dilution	$0.61	$0.47	$0.35

      The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the years ended October 31, 2004, 2003 and 2002 assuming risk-free interest rates of 4.0%, 4.3% and 3.9%, respectively, volatility of 56.1%, 59.3% and 63.4%, respectively, zero dividend yield, and expected lives of 5.4, 4.8 and 4.9 years, respectively. The weighted average fair value of options granted was $5.01, $4.89 and $2.70 for the years ended October 31, 2004, 2003, and 2002, respectively.

Income Taxes
      The Company accounts for income taxes using the asset and liability approach as promulgated by SFAS No. 109, “Accounting for Income Taxes”. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by a valuation allowance if, in the judgment of the Company’s management, it is more likely than not that such assets will not be realized.

Net Income Per Share
      The Company reports basic and diluted earnings per share (“EPS”). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company’s outstanding stock options computed using the treasury stock method. For the years ended October 31, 2004, 2003 and 2002, the weighted average common shares outstanding, assuming dilution, includes 4,900,000, 4,822,000 and 4,052,000, respectively, of dilutive stock options.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Split
      During fiscal 2003, the Company’s Board of Directors approved a two-for-one stock split that was effected May 9, 2003. All share and per share information has been restated to reflect the stock split (See Note 19).

Foreign Currency and Derivatives
      The Company’s primary functional currency is the U.S. dollar, while Quiksilver Europe functions in euros and British Pounds, and Quiksilver Asia/ Pacific functions in Australian dollars and Japanese Yen. Assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period.
      Derivative financial instruments are recognized as either assets or liabilities in the balance sheet and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the use and type of the derivative. The Company’s derivative financial instruments principally consist of foreign currency exchange contracts and interest rate swaps, which the Company uses to manage its exposure to the risk of foreign currency exchange rates and variable interest rates. The Company’s objectives are to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange and interest rates. The Company does not enter into derivative financial instruments for speculative or trading purposes.

Comprehensive Income
      Comprehensive income includes all changes in stockholders’ equity except those resulting from investments by, and distributions to, stockholders. Accordingly, the Company’s Consolidated Statements of Comprehensive Income include net income and foreign currency adjustments that arise from the translation of the financial statements of Quiksilver Europe and Quiksilver Asia/ Pacific into U.S. dollars and fair value gains and losses on certain derivative instruments.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
      The carrying value of the Company’s trade accounts receivable and accounts payable approximates their fair value due to their short-term nature. The carrying value of the Company’s lines of credit and long-term debt approximates its fair value as these borrowings consist primarily of a series of short-term notes at floating interest rates.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications
      Certain reclassifications were made to conform to current year presentation.

New Accounting Pronouncements
      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46, “Consolidation of Variable Interest Entities” and issued FIN 46 (R) in December 2003, which amended FIN 46. FIN 46 requires certain variable interest entities to be consolidated in certain circumstances by the primary beneficiary even if it lacks a controlling financial interest. The adoption of FIN 46 and FIN 46 (R) did not have a material impact on the Company’s operational results or financial position since it does not have any variable interest entities.
      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments With Characteristics of Both Liability and Equity.” SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the standard on July 1, 2003, and it did not have any significant impact on the Company’s consolidated financial position, results of operations or cash flows.
      In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” which supersedes SAB 101, “Revenue Recognition in Financial Statements.” SAB 104 clarifies existing guidance regarding revenues for contracts that contain multiple deliverables to make it consistent with Emerging Issues Task Force (“EITF”) No. 00-21,“Accounting for Revenue Arrangements with Multiple Deliverables.” The adoption of SAB 104 did not have a material impact on the Company’s revenue recognition policies, nor its financial position or results of operations.
      In March 2004, the Emerging Issues Task Force (“EITF”) ratified EITF Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations because the Company does not hold any applicable investments.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a significant impact on its consolidated financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS No. 123 (R) “Share-Based Payment”. SFAS No. 123 (R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments. The standard is effective for the Company beginning the fourth quarter of fiscal 2005. The impact on the Company’s net income will include the remaining amortization of the fair value of existing options currently disclosed as pro-forma expense in Note 1 and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binomial lattice model for valuing options. The adoption of this standard will have no impact on the Company’s cash flows.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 2 — Business Acquisitions
      Effective May 1, 2004, the Company acquired DC Shoes, Inc. (“DC”), a premier designer, producer and distributor of action sports inspired footwear, apparel and related accessories in the U.S. and internationally. The operations of DC have been included in the Company’s results since May 1, 2004. The initial purchase price, excluding transaction costs, includes cash of approximately $52.8 million, 3.2 million restricted shares of the Company’s common stock valued at $27.3 million and the repayment of approximately $15.3 million in funded indebtedness. Transaction costs totaled $2.9 million. The valuation of the common stock issued in connection with the acquisition was based on its quoted market price for 5 days before and after the announcement date, discounted to reflect the estimated effect of its trading restrictions. Of the initial purchase price, $63.4 million was paid in fiscal 2004, and $4.7 million will be paid in fiscal 2005 or later based on the resolution of certain other contingencies. The sellers are entitled to future payments ranging from zero to $57.0 million if certain performance targets are achieved during the four years ending October 31, 2007. The amount of goodwill initially recorded for the transaction would increase if such contingent payments were made. As of October 31, 2004, $8.0 million was accrued based on achieving certain sales and earnings targets, reducing potential future obligations to approximately $49.0 million. Goodwill arises from synergies the Company believes can be achieved integrating DC’s product lines and operations with the Company’s, and is not expected to be deductible for income tax purposes. Amortizing intangibles consist of non-compete agreements, customer relationships and patents with estimated useful lives ranging from four to eighteen years.
      The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition in accordance with the purchase method of accounting:

May 1, 2004

(In thousands)
Current assets	$37,528
Fixed assets	1,818
Deferred income taxes	2,359
Amortizing intangible assets	5,633
Trademarks	36,000
Goodwill	54,081

Total assets acquired	137,419
Other liabilities	20,808
Deferred income taxes	18,292

Net assets acquired	$98,319

      Effective December 1, 2003, the Company acquired the operations of its Swiss distributor, Sunshine Diffusion SA. The initial purchase price was $1.6 million. The acquisition has been recorded using the purchase method of accounting and resulted in goodwill of $0.7 million at the acquisition date, which is not expected to be deductible for tax purposes. The sellers are entitled to future payments denominated in euros ranging from zero to $1.4 million if certain sales targets are achieved.
      The results of operations for each of the acquisitions are included in the Consolidated Statements of Income from their respective acquisition dates. Assuming these fiscal 2004 acquisitions had occurred as of November 1, 2002, consolidated net sales would have been $1,314.8 million and $1,086.6 million for the years ended October 31, 2004 and 2003, respectively. Net income would have been $78.8 million and $62.8 million, respectively, for those same periods, and diluted earnings per share would have been $0.65 and $0.54, respectively.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Effective December 1, 2002, the Company acquired its licensees in Australia and Japan to unify its global operating platform and take advantage of available syngergies in product development and sourcing, among other things. This group of companies is referred to herein as “Quiksilver Asia/ Pacific” and comprises two Australian operating companies, Ug Manufacturing Co. Pty Ltd. and QSJ Holdings Pty Ltd., one Japanese operating company, Quiksilver Japan KK, and the holding company, Quiksilver Australia Pty Ltd. Ug Manufacturing Co. Pty Ltd. was still owned by the founders of the Quiksilver brand and was the original Quiksilver operating company that has been producing Quiksilver products in Australia and surrounding countries and territories for over 30 years. Along with a Japanese partner, the founders also started Quiksilver Japan KK, which has been the Quiksilver licensee in Japan for approximately 20 years. The operations of Quiksilver Asia/ Pacific have been included in the Company’s results since December 1, 2002.
      The initial purchase price, excluding transaction costs, included cash of $25.3 million and 11.2 million shares of the Company’s common stock valued at $71.3 million. Transaction costs totaled $2.5 million. The valuation of the common stock issued in connection with the acquisition was based on the quoted market price for 5 days before and after the announcement date. The initial purchase price was subject to adjustment based on the closing balance sheet, which was finalized in the third quarter of fiscal 2003. The sellers are entitled to future payments denominated in Australian dollars ranging from up to $23.1 million if certain sales and earnings targets are achieved during the three years ending October 31, 2005. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made. As of October 31, 2004 we have paid or accrued $9.2 million based on achieving certain sales and earnings targets.
      The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition in accordance with the purchase method of accounting.

December 1, 2002

(In thousands)
Current assets	$55,889
Long-term assets	6,325
License agreements	10,100
Goodwill	65,713

Total assets acquired	138,027
Current liabilities	38,890

Net assets acquired	$99,137

      License agreements are being amortized over their remaining lives through June 2012. Goodwill is not subject to amortization and is generally not expected to be deductible for tax purposes.
      Effective November 1, 2002, the Company acquired the operations of its European licensee for eyewear and wetsuits, Omareef Europe, S.A. The initial purchase price was $5.2 million, which included a cash payment of $4.9 million and assumed debt of $0.3 million. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of $3.5 million at the acquisition date, which is not expected to be deductible for tax purposes.
      Effective February 1, 2003, the Company acquired its United States eyewear licensee, Q.S. Optics, Inc. The initial purchase price was $2.9 million, which included a cash payment of $2.4 million and assumed debt of $0.5 million. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of $2.1 million at the acquisition date. Goodwill is not subject to amortization and is generally not expected to be deductible for tax purposes.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Effective September 15, 2002, the Company acquired Beach Street, Inc. (“Beach Street”), a company that operated 26 Quiksilver outlet stores. The results of Beach Street’s operations have been included in the consolidated financial statements since that date. As consideration for the acquisition, the Company issued 1,192,368 shares of common stock valued at $6.9 million. The acquisition was recorded using the purchase method of accounting. As a result of the acquisition, the Company recorded goodwill of $8.1 million, which is not expected to be deductible for tax purposes.
Note 3 — Allowance for Doubtful Accounts
      The allowance for doubtful accounts, which includes bad debts and returns and allowances, consists of the following:

	Years Ended October 31,

	2004	2003	2002

	(In thousands)
Balance, beginning of year	$8,700	$6,667	$6,280
Provision for doubtful accounts	6,123	5,755	5,771
Deductions	(3,456)	(3,722)	(5,384)

Balance, end of year	$11,367	$8,700	$6,667

      The provision for doubtful accounts represents charges to selling, general and administrative expense for estimated bad debts, whereas the provision for returns and allowance is reported as a reduction of revenues.
Note 4 — Inventories
      Inventories consist of the following:

	October 31,

	2004	2003

	(In thousands)
Raw materials	$14,133	$10,708
Work in process	7,698	8,426
Finished goods	157,774	127,306

	$179,605	$146,440

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 5 — Fixed Assets
      Fixed assets consist of the following:

	October 31,

	2004	2003

	(In thousands)
Furniture and other equipment	$88,302	$68,537
Computer equipment	43,864	32,097
Leasehold improvements	57,715	50,586
Land use rights	21,620	15,643
Land and buildings	2,383	2,207

	213,884	169,070
Accumulated depreciation and amortization	(91,097)	(69,771)

	$122,787	$99,299

Note 6 — Intangible Assets and Goodwill
      A summary of intangible assets is as follows:

	October 31,

	2004			2003

	Gross		Net Book	Gross		Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

	(In thousands)
Amortizable trademarks	$3,476	$(692)	$2,784	$2,453	$(489)	$1,964
Amortizable licenses	10,105	(1,937)	8,168	10,105	(926)	9,179
Other amortizable intangibles	5,633	(498)	5,135	—	—	—
Non-amortizable trademarks	105,029	—	105,029	54,434	—	54,434

	$124,243	$(3,127)	$121,116	$66,992	$(1,415)	$65,577

      The change in non-amortizable trademarks is due primarily to the DC acquisition. Other amortizable intangibles primarily include non-compete agreements, patents and customer relationships. Certain trademarks and licenses will continue to be amortized by the Company using estimated useful lives of 10 to 25 years with no residual values. Intangible amortization expense for the fiscal years ended October 31, 2004 and 2003 was $1.7 million and $1.1 million, respectively. Annual amortization expense, based on the Company’s amortizable intangible assets as of October 31, 2004, is estimated to be approximately $2.2 million in each of the fiscal years ending October 31, 2005 through 2007 and approximately $1.5 million in the fiscal years ending October 31, 2008 and 2009.
      Goodwill arose primarily from the acquisitions of Quiksilver Europe, The Raisin Company, Inc., Mervin, Freestyle SA, Beach Street, Quiksilver Asia/ Pacific and DC Shoes, Inc. Goodwill increased during the fiscal year ended October 31, 2004 as a result of the Company’s acquisition of its Swiss distributor, Sunshine Diffusion SA, from the contingent purchase price payment recorded related to the acquisition of Quiksilver Asia/ Pacific and as a result of the Company’s acquisition of DC Shoes, Inc. as described in Note 2 to these financial statements, and also due to foreign exchange fluctuations. Changes to goowill for the fiscal year ended October 31, 2003 were primarily due to the acquisition of Quiksilver Asia/ Pacific and foreign exchange fluctuations.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 7 — Lines of Credit and Long-term Debt
      A summary of lines of credit and long-term debt is as follows:

	October 31,

	2004	2003

	(In thousands)
European short-term credit arrangements	$3,756	$12,351
Asia/ Pacific short-term lines of credit	7,045	8,600
Americas line of credit	105,974	60,912
Americas term loan	6,765	7,995
European long-term debt	33,714	37,071
Asia/ Pacific long-term debt	460	438
Deferred purchase price obligation	26,600	17,003

	$184,314	$144,370

      In June 2003, the Company replaced its syndicated bank facility with a new syndicated revolving line of credit (the “Line of Credit”). The Line of Credit expires June 2006 and provides for a revolving line of credit of up to $200.0 million. The Line of Credit bears interest based on the bank’s reference rate or based on LIBOR for borrowings committed to be outstanding for 30 days or longer. The weighted average interest rate at October 31, 2004 was 3.0%. The Line of Credit can be accessed by certain of the Company’s foreign subsidiaries and includes a $75.0 million sublimit for letters of credit and a $35.0 million sublimit for borrowings in certain foreign currencies. As of October 31, 2004, $106.0 million was outstanding under this line of credit.
      The Line of Credit contains restrictive covenants. The most significant covenants relate to maintaining certain leverage and fixed charge coverage ratios. The payment of dividends is restricted, among other things, and the Company’s U.S. assets, other than trademarks and other intellectual property, generally have been pledged as collateral. At October 31, 2004, the Company was in compliance with such covenants.
      The Company also has a term loan with a U.S. bank that initially totaled $12.3 million in April 2000. This term loan is repayable in installments of $0.1 million per month with a final maturity in October 2007. The Company anticipates that these monthly payments and final balloon payment will be paid from borrowings on the Line of Credit. This term loan is secured by the leasehold improvements at the Company’s Huntington Beach, California headquarters and bears interest contractually based on LIBOR. However, in January 2000, the Company entered into an interest rate swap agreement with a notional amount equal to the term loan, effective through April 2007, to fix the interest rate at 8.4% per annum. The fair value of the interest rate swap at October 31, 2004 was a loss of $0.4 million. The restrictive covenants under this term loan are substantially the same as those under the Line of Credit. The outstanding balance of this term loan at October 31, 2004 was $6.8 million.
      Quiksilver Europe has arrangements with banks that provide for maximum cash borrowings of approximately $85.0 million in addition to approximately $74.0 million available for the issuance of letters of credit. At October 31, 2004, these lines of credit bore interest at an average rate of 2.7%, and $3.8 million was outstanding. The lines of credit expire in October 2005, and the Company believes that these lines of credit will continue to be available with substantially similar terms.
      Quiksilver Europe also has $33.7 million of long-term debt, the majority of which is collateralized by land and buildings. This long-term debt bears interest at rates ranging generally from 2.6% to 5.9%,

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
requires monthly, quarterly or annual principal and interest payments and is due at various dates through 2011.
      Quiksilver Asia/ Pacific has revolving lines of credit with banks that provide up to $19.0 million for cash borrowings and letters of credit. These lines of credit will be reviewed by the banks in January 2005 and September 2005, and the Company believes these lines of credit will continue to be available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2004 was $7.0 million at an average interest rate of 1.4%.
      As part of the acquisition of Quiksilver International in fiscal 2000, the Company was obligated to make two additional purchase price payments, which are denominated in Australian dollars and are contingent on the computed earnings of Quiksilver International through June 2005. These obligations were discounted to present value as of the acquisition date, and in addition to potentially increasing as this contingency is resolved, the carrying amount of the obligation fluctuates based on changes in the exchange rate between Australian dollars and U.S. dollars. As a result of Quiksilver International’s operations for the 12 months ended June 30, 2004, the deferred purchase price obligation was increased by $6.5 million with a corresponding increase to trademarks. As of October 31, 2004, the remaining deferred purchase price obligation totaled $26.6 million.
      Short-term obligations that the Company has the intent and ability to refinance on a long-term basis are classified as long-term debt. Principal payments on long-term debt are due approximately as follows (in thousands):

2005	$10,304
2006	142,202
2007	12,031
2008	5,374
2009	2,757
Thereafter	845

$173,513

Note 8 — Accrued Liabilities
      Accrued liabilities consist of the following:

	October 31,

	2004	2003

	(In thousands)
Accrued employee compensation and benefits	$33,154	$25,010
Accrued sales and payroll taxes	2,553	1,001
Derivative liability	6,362	202
Amounts payable for business acquisitions	17,951	—
Other liabilities	19,075	15,546

	$79,095	$41,759

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 9 — Commitments and Contingencies

Operating Leases
      The Company leases certain land and buildings under long-term operating lease agreements. The following is a schedule of future minimum lease payments required under such leases as of October 31, 2004 (in thousands):

2005	$33,666
2006	32,521
2007	29,273
2008	25,584
2009	21,527
Thereafter	79,256

$221,827

      Total rent expense was $31.5 million, $24.8 million and $14.9 million for the years ended October 31, 2004, 2003 and 2002, respectively.

Professional Athlete Sponsorships
      We establish relationships with professional athletes in order to promote our products and brands. We have entered into endorsement agreements with professional athletes in sports such as surfing, skateboarding, snowboarding, windsurfing and golf. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. Such expenses are an ordinary part of our operations and are expensed as incurred. The following is a schedule of future estimated minimum payments required under such endorsement agreements as of October 31, 2004 (in thousands):

2005	$9,051
2006	4,950
2007	3,308
2008	1,729
2009	368

$19,406

Litigation
      We are involved from time to time in legal claims involving trademark and intellectual property, licensing, employee relations and other matters incidental to our business. We believe the resolution of any such matter currently pending will not have a material adverse effect on our financial condition or results of operations.

Indemnities and Guarantees
      During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company’s customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.
Note 10 — Stockholders’ Equity
      In March 2000, the Company’s stockholders approved the Company’s 2000 Stock Incentive Plan (the “2000 Plan”), which generally replaced the Company’s previous stock option plans. Under the 2000 Plan, 28,944,836 shares are reserved for issuance over its term, consisting of 12,944,836 shares authorized under predecessor plans plus an additional 16,000,000 shares. Nonqualified and incentive options may be granted to officers and employees selected by the plan’s administrative committee at an exercise price not less than the fair market value of the underlying shares on the date of grant. Payment by option holders upon exercise of an option may be made in cash or, with the consent of the committee, by delivering previously outstanding shares of the Company’s Common Stock. Options vest over a period of time, generally three to five years, as designated by the committee and are subject to such other terms and conditions as the committee determines. Certain stock options have also been granted to employees of acquired businesses under other plans.
      Changes in shares under option are summarized as follows:

	Years Ended October 31,

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	14,084,608	$3.90	15,341,356	$3.07	14,290,728	$2.86
Granted	4,030,000	9.35	2,836,000	6.77	2,932,000	3.65
Exercised	(2,997,440)	2.83	(3,967,402)	2.74	(1,837,384)	2.33
Canceled	(33,000)	8.73	(125,346)	4.64	(43,988)	3.14

Outstanding, end of year	15,084,168	$5.56	14,084,608	$3.90	15,341,356	$3.07

Options exercisable, end of year	7,191,042	$3.76	7,920,570	$3.01	9,305,964	$2.68

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Outstanding stock options at October 31, 2004 consist of the following:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise Prices	Shares	Life	Price	Shares	Price

		(Years)
$1.11 - $ 2.2	3 1,644,536	1.8	$1.89	1,644,536	$1.89
$2.23 - $ 3.3	4 2,055,748	4.6	2.98	1,605,748	2.98
$3.34 - $ 4.4	5 3,370,184	6.3	3.69	2,143,458	3.79
$4.45 - $ 5.5	7 1,082,688	6.1	4.62	730,688	4.62
$5.57 - $ 6.6	8 2,612,012	8.1	6.62	782,616	6.52
$6.68 - $ 7.7	9 284,000	8.7	7.62	41,330	7.64
$7.79 - $ 8.9	0 2,905,000	9.0	8.69	122,666	7.85
$8.90 - $11.13	1,130,000	9.5	11.07	120,000	10.75

	15,084,168	6.7	$5.56	7,191,042	$3.76

      As of October 31, 2004, there were 4,758,130 shares of common stock that were available for future grant.
      The Company began the Quiksilver Employee Stock Purchase Plan (the “ESPP”) in fiscal 2001, which provides a method for employees of the Company to purchase common stock at a 15% discount from fair market value as of the beginning or end of each purchasing period of six months, whichever is lower. The ESPP covers substantially all full-time domestic and Australian employees who have at least five months of service with the Company. The ESPP is intended to constitute an “employee stock purchase plan” within the meaning of section 423 of the Internal Revenue Code of 1986, as amended, and therefore the Company does not recognize compensation expense related to the ESPP. During the years ended October 31, 2004, 2003 and 2002, 131,422, 101,332 and 129,704 shares of stock were issued under the plan with proceeds to the Company of $1.0 million, $0.6 million and $0.5 million, respectively.
Note 11 — Accumulated Other Comprehensive Income
      The components of accumulated other comprehensive income (loss) include net income, changes in fair value of derivative instruments qualifying as cash flow hedges, the fair value of interest rate swaps and foreign currency translation adjustments. The components of accumulated other comprehensive income (loss), net of tax, are as follows:

	October 31,

	2004	2003

	(In thousands)
Foreign currency translation adjustment	$42,424	$23,870
Loss on cash flow hedges and interest rate swaps	(7,646)	(4,018)

	$34,778	$19,852

Note 12 — Licensing
      Since acquiring Quiksilver International in July 2000, the Company owns all international rights to use the Quiksilver and Roxy trademarks. Prior to this acquisition, the Company owned these intellectual property rights in the United States and Mexico only, and operated under license agreements with

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Quiksilver International Pty Ltd. to use the Quiksilver and Roxy trademarks in other countries and territories.
      Quiksilver Europe has a license agreement with Gotcha International, LP that resulted from the Company’s acquisition of Freestyle, SA, the European licensee of Gotcha International, LP. The license agreement provides that Quiksilver Europe can sell products under the Gotcha trademark and tradename through 2015 in the territories covered by the license agreement (primarily Western Europe). Royalties range from 2.8% to 4.0% of net sales, based on sales volume, with certain minimum requirements. Promotional contributions are also required based on sales volume and range from 1.0% to 1.5%.
      The Company licensed the use of the Quiksilver and Roxy trademarks in Mexico in exchange for royalties of 4.5% of net sales after Mexican taxes. This license terminated in fiscal 2004. The Company is currently negotiating new licensing arrangements in Turkey and Mexico. The Company also licensed the use of the Quiksilver and Roxy trademarks on eyewear and licensed a chain of domestic outlet stores. The eyewear licensee and this outlet store chain were acquired in fiscal 2003 and fiscal 2002, respectively, and accordingly, the license agreements were eliminated. The Company’s license with its domestic watch licensee was terminated during the year ended October 31, 2002.
      Effective with the acquisition of Quiksilver International during fiscal 2000, the Company acquired licenses for the use of the Quiksilver and Roxy trademarks in various countries and territories around the world. The licensees are currently headquartered in South Africa, South Korea, Argentina and Mauritius. These licensees pay the Company royalties ranging from 3% to 5% of the licensees’ sales. The licensees headquartered in Australia, Japan and Indonesia were acquired during fiscal 2003.
Note 13 — Income Taxes
      A summary of the provision for income taxes is as follows:

	Years Ended October 31,

	2004	2003	2002

	In thousands
Current:
Federal	$7,201	$7,240	$10,874
State	2,539	2,729	2,545
Foreign	28,072	24,506	13,014

	37,812	34,475	26,433

Deferred:
Federal	5,548	1,956	(2,435)
State	814	(56)	(530)
Foreign	(3,551)	(4,824)	(1,073)

	2,811	(2,924)	(4,038)

Provision for income taxes	$40,623	$31,551	$22,395

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of the effective income tax rate to a computed “expected” statutory federal income tax rate is as follows:

	Years Ended
	October 31,

	2004	2003	2002

Computed “expected” statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	0.6	3.6	2.2
Foreign tax effect	(2.4)	(1.0)	0.2
Foreign tax credit	—	(2.9)	(0.1)
Other	0.1	0.3	—

Effective income tax rate	33.3%	35.0%	37.3%

      The components of net deferred income taxes are as follows:

	October 31,

	2004	2003

	In thousands
Deferred income tax assets:
Allowance for doubtful accounts	$7,631	$6,297
Other comprehensive income	4,407	2,467
Operating loss carryforwards	1,044	230
Nondeductible accruals and other	17,019	14,369

	30,101	23,363

Deferred income tax liabilities:
Depreciation and Amortization	(22,408)	(1,283)
Other	(1,235)	(2,624)

	(23,643)	(3,907)

Net deferred income taxes	$6,458	$19,456

      The tax benefits from the exercise of certain stock options are reflected as additions to paid-in capital.
      Income before provision for income taxes includes $70.1 million, $55.2 million and $34.0 million from foreign jurisdictions for the years ended October 31, 2004, 2003 and 2002, respectively. The Company does not provide for the U.S. federal, state or additional foreign income tax effects on foreign earnings that management intends to permanently reinvest. For the fiscal year ended October 31, 2004, foreign earnings earmarked for permanent reinvestment totaled approximately $172.0 million.
      At October 31, 2004, the Company has state net operating loss carryforwards of approximately $5.3 million that will expire on various dates through 2014. In addition, the Company has foreign net operating loss carryforwards of approximately $2.9 million and $1.0 million for years ended October 31, 2004 and 2003, respectively, which will be carried forward until fully utilized.
Note 14 — Employee Plans
      The Company maintains the Quiksilver 401(k) Employee Savings Plan and Trust (the “401(k) Plan”). This plan is generally available to all domestic employees with six months of service and is funded by employee contributions and periodic discretionary contributions from the Company, which are approved

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
by the Company’s Board of Directors. The Company made contributions of $0.7 million, $0.5 million and $0.4 million to the 401(k) Plan for the years ended October 31, 2004, 2003 and 2002, respectively.
      Employees of the Company’s French subsidiary, Na Pali, SAS, with three months of service are covered under the French Profit Sharing Plan (the “French Profit Sharing Plan”), which is mandated by law. Compensation is earned under the French Profit Sharing Plan based on statutory computations with an additional discretionary component. Funds are maintained by the Company and vest with the employees after five years, although earlier disbursement is optional if certain personal events occur or upon the termination of employment. Compensation expense of $2.3 million, $2.0 million and $1.6 million was recognized related to the French Profit Sharing Plan for the fiscal years ended October 31, 2004, 2003 and 2002, respectively.
Note 15 — Segment and Geographic Information
      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s management in deciding how to allocate resources and in assessing performance. The Company operates exclusively in the consumer products industry in which the Company designs, produces and distributes clothing, accessories and related products. Operating results of the Company’s various product lines have been aggregated because of their common economic and operating characteristics and their reliance on shared operating functions. Within the consumer products industry, the Company has historically operated in the Americas (primarily the U.S.) and Europe. Effective with its acquisition of Quiksilver Asia/Pacific on December 1, 2002, the Company has added operations in Australia, Japan, New Zealand and other Southeast Asian countries and territories. Accordingly, the Company revised its geographic segments to include Asia/Pacific and corporate operations. Costs that support all three geographic segments, including trademark protection, trademark maintenance and licensing functions are part of corporate operations. Corporate operations also includes sourcing income and gross profit earned from the Company’s licensees. No single customer accounts for more than 10% of the Company’s revenues.
      Although the Company operates in one industry segment, it produces different product lines within the segment. The percentages of revenues attributable to each product line are as follows:

	Percentage of
	Revenues

	2004	2003	2002

T-Shirts	19%	20%	20%
Accessories	14	14	12
Jackets, sweaters and snowboardwear	12	12	12
Pants	10	11	11
Shirts	9	10	11
Footwear	9	5	4
Swimwear, excluding boardshorts	7	8	9
Fleece	5	6	7
Shorts	5	6	6
Boardshorts	4	4	3
Tops and dresses	4	3	3
Snowboards, snowboard boots, bindings and accessories	2	1	2

	100%	100%	100%

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information related to the Company’s geographical segments is as follows:

	Years Ended October 31,

	2004	2003	2002

	In thousands
Revenues, net:
Americas	$616,818	$492,442	$418,008
Europe	496,276	386,226	282,684
Asia/ Pacific	148,733	94,187	—
Corporate operations	5,112	2,150	4,792

Consolidated	$1,266,939	$975,005	$705,484

Gross profit:
Americas	$251,357	$197,434	$153,561
Europe	251,692	189,462	127,976
Asia/ Pacific	73,152	44,206	—
Corporation operations	1,958	2,150	4,792

Consolidated	$578,159	$433,252	$286,329

Operating income:
Americas	$63,811	$45,734	$35,377
Europe	73,517	61,941	41,327
Asia/ Pacific	21,164	12,168	—
Corporate operations	(26,554)	(18,778)	(7,000)

Consolidated	$131,938	$101,065	$69,704

Identifiable assets:
Americas	$443,028	$300,464	$226,715
Europe	413,454	299,977	204,759
Asia/ Pacific	118,918	95,835	—
Corporate operations	15,590	11,694	19,115

Consolidated	$990,990	$707,970	$450,589

Goodwill:
Americas	$86,382	$50,670	$15,686
Europe	70,057	41,592	11,292
Asia/ Pacific	13,346	6,571	—

Consolidated	$169,785	$98,833	$26,978

      Goodwill increased in the Americas, Europe and Asia/Pacific during the fiscal year ended October 31, 2004 as a result of the DC acquisition and a contingent payment related to the acquisition of Quiksilver International. Goodwill increased in the Americas, Europe and Asia/Pacific during the fiscal year ended October 31, 2003 as a result of the Company’s acquisitions of its U.S. eyewear licensee, its European licensee for eyewear and wetsuits and its licensees in Australia and Japan. See Note 2 to these consolidated financial statements. Goodwill related to the acquisition of Quiksilver Asia/Pacific and the

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
trademark value was allocated to each respective geographic segment based on where the benefits from these intangibles were estimated to be realized.
      France accounted for 38.4%, 39.6% and 41.1% of European net sales to unaffiliated customers for the years ended October 31, 2004, 2003 and 2002, respectively, while the United Kingdom accounted for 18.7%, 21.5% and 20.6%, respectively, and Spain accounted for 17.0%, 16.5% and 15.2%, respectively.
Note 16 — Derivative Financial Instruments
      The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of its international subsidiaries that are denominated in currencies other than their functional currencies. The Company is also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to its variable rate debt. Furthermore, the Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company’s consolidated financial statements due to the translation of the operating results and financial position of the Company’s international subsidiaries. As part of its overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates, the Company uses various foreign currency exchange contracts and intercompany loans. In addition, interest rate swaps are used to manage the Company’s exposure to the risk of fluctuations in interest rates.
      Derivatives that do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks are marked to fair value with corresponding gains or losses recorded in earnings. A loss of $2.7 million was recognized related to these types of contracts during fiscal 2004. For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. As of October 31, 2004, the Company was hedging forecasted transactions expected to occur in the following seventeen months. Assuming exchange rates at October 31, 2004 remain constant, $5.2 million of losses, net of tax, related to hedges of these transactions are expected to be reclassified into earnings over the next seventeen months. Also included in accumulated other comprehensive income at October 31, 2004 is a $2.1 million loss, net of tax, related to cash flow hedges of the Company’s long-term debt, which is denominated in Australian dollars and matures through fiscal 2005, and the fair value of interest rate swaps, totaling a loss of $0.3 million, net of tax, which is related to the Company’s U.S. dollar denominated long-term debt and mature through fiscal 2007.
      On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, the Company identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicates how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. During the fiscal year ended October 31, 2004, the Company reclassified into earnings a net loss of $3.6 million resulting from the expiration, sale, termination, or exercise of derivative contracts.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company enters into forward exchange and other derivative contracts with major banks and is exposed to credit losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.
      A summary of derivative contracts at October 31, 2004 is as follows:

	Notional		Fair
	Amount	Maturity	Value

	In thousands
U.S. dollars	$165,242	Nov 2004 – Mar 2006	$(7,898)
Australian dollars	22,879	Sept 2005	4,773
New Zealand dollars	1,359	Nov 2004	(55)
Interest rate swap	6,765	Jan 2007	(444)

	$196,245		$(3,624)

Note 17 — Quarterly Financial Data (Unaudited)
      A summary of quarterly financial data (unaudited) is as follows:

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	January 31	April 30	July 31	October 31

	In thousands, except per share amounts
Year ended October 31, 2004
Revenues, net	$256,142	$322,579	$337,930	$350,288
Gross profit	113,669	147,043	150,407	167,040
Net income	9,174	27,790	19,530	24,875
Net income per share, assuming dilution	0.08	0.24	0.16	0.20
Trade accounts receivable	200,558	257,122	271,399	281,263
Inventories	179,282	127,318	171,639	179,605
Year ended October 31, 2003
Revenues, net	$192,080	$262,210	$251,498	$269,217
Gross profit	81,508	118,583	107,129	126,032
Net income	6,568	22,630	11,918	17,400
Net income per share, assuming dilution	0.06	0.20	0.11	0.15
Trade accounts receivable	173,511	227,028	217,924	224,418
Inventories	144,237	120,775	159,493	146,440
Note 18 — Condensed Consolidating Financial Information
      Obligations under the Company’s Senior Notes issued on July 22, 2005 (See Note 19-Subsequent Events) are fully and unconditionally guaranteed by certain of its existing wholly-owned domestic subsidiaries and are expected to be guaranteed by the domestic subsidiaries recently acquired in the Rossignol acquisition. As a result, the Company is required to present condensed consolidating financial information for Quiksilver, Inc. and its subsidiaries within the notes to the consolidated financial statements in accordance with the criteria established for parent companies in the SEC’s Regulation S-X, Rule 3-10(f).

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following condensed consolidating financial information presents the results of operations, financial position and cash flows of Quiksilver Inc., its Guarantor Subsidiaries, its Non-Guarantor Subsidiaries and the eliminations necessary to arrive at the information for the Company on a consolidated basis as of October 31, 2004 and 2003 and for the years ended October 31, 2004, 2003 and 2002. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Prior to November 1, 2004, certain of the Company’s Guarantor Subsidiaries did not exist and were created as part of an internal restructuring on that date. As a result, information presented prior to November 1, 2004 contains certain allocations between Quiksilver, Inc. and its Guarantor Subsidiaries to conform to the current subsidiary structure under which the guarantees exist.

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
October 31, 2004

			Non-
		Guarantor	Guarantor
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Elimination	Consolidated

	In thousands
ASSETS
Current assets:
Cash and cash equivalents	$(1,070)	$9,489	$46,778	$—	$55,197
Trade accounts receivable, net	—	125,732	155,531	—	281,263
Other receivables	5,033	2,189	14,273	(5,330)	16,165
Inventories	—	105,252	75,035	(682)	179,605
Deferred income taxes	—	11,125	11,174	—	22,299
Prepaid expenses and other current assets	358	4,866	7,043	—	12,267

Total current assets	4,321	258,653	309,834	(6,012)	566,796
Fixed assets, net	510	53,456	68,821	—	122,787
Intangible assets, net	2,307	48,831	69,978	—	121,116
Goodwill	—	77,738	92,047	—	169,785
Investment in subsidiaries	325,854	—	—	(325,854)	—
Other assets	1,790	714	8,002	—	10,506

Total assets	$334,782	$439,392	$548,682	$(331,866)	$990,990

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit	$—	$—	$10,801	$—	$10,801
Accounts payable	1,689	33,820	69,545	—	105,054
Accrued liabilities	19,810	25,641	39,080	(5,436)	79,095
Current portion of long-term debt	—	1,230	9,074	—	10,304
Income taxes payable	—	14,606	3,836	—	18,442
Intercompany balances	(114,273)	2,774	111,499	—	—

Total current liabilities	(92,774)	78,071	243,835	(5,436)	223,696
Long-term debt, net of current portion	46,178	70,547	49,155	(2,671)	163,209
Deferred income taxes	—	21,607	(5,766)	—	15,841

Total liabilities	(46,596)	170,225	287,224	(8,107)	402,746
Stockholders’/invested equity	381,378	269,167	261,458	(323,759)	588,244

Total liabilities and stockholders’ equity	$334,782	$439,392	$548,682	$(331,866)	$990,990

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
October 31, 2003

			Non-
		Guarantor	Guarantor
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Elimination	Consolidated

	In thousands
ASSETS
Current assets:
Cash and cash equivalents	$(1,235)	$9,649	$19,452	$—	$27,866
Trade accounts receivable, net	—	81,885	142,533	—	224,418
Other receivables	1,041	559	10,567	(4,550)	7,617
Inventories	—	86,539	60,034	(133)	146,440
Deferred income taxes	—	9,240	8,232	—	17,472
Prepaid expenses and other current assets	661	3,848	5,223	—	9,732

Total current assets	467	191,720	246,041	(4,683)	433,545
Fixed assets, net	668	47,218	51,413	—	99,299
Intangible assets, net	73	2,844	62,660	—	65,577
Goodwill	—	17,813	81,020	—	98,833
Deferred income taxes	—	(966)	2,950	—	1,984
Investment in subsidiaries	285,936	—	—	(285,936)	—
Other assets	1,502	1,545	5,685	—	8,732

Total assets	$288,646	$260,174	$449,769	$(290,619)	$707,970

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit	$—	$—	$20,951	$—	$20,951
Accounts payable	1,028	19,830	43,679	—	64,537
Accrued liabilities	16,472	5,139	24,804	(4,656)	41,759
Current portion of long-term debt	—	1,230	7,647	—	8,877
Income taxes payable	—	6,256	4,540	—	10,796
Intercompany balances	(104,425)	(1,076)	105,501	—	—

Total current liabilities	(86,925)	31,379	207,122	(4,656)	146,920
Long-term debt, net of current portion	59,309	11,777	43,904	(448)	114,542

Total liabilities	(27,616)	43,156	251,026	(5,104)	261,462
Stockholders’/invested equity	316,262	217,018	198,743	(285,515)	446,508

Total liabilities and stockholders’ equity	$288,646	$260,174	$449,769	$(290,619)	$707,970

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended October 31, 2004

			Non-
	Quiksilver,	Guarantor	Guarantor
	Inc.	Subsidiaries	Subsidiaries	Elimination	Consolidated

	In thousands
Revenues, net	$685	$648,119	$644,819	$(26,684)	$1,266,939
Cost of goods sold	—	383,383	312,558	(7,161)	688,780

Gross profit	685	264,736	332,261	(19,523)	578,159
Selling, general and administrative expense	19,244	195,545	250,368	(18,936)	446,221

Operating (loss) income	(18,559)	69,191	81,893	(587)	131,938
Interest (income) expense	(7,156)	2,569	10,977	—	6,390
Foreign currency loss	1,390	1,403	68	—	2,861
Other expense	—	—	695	—	695

(Loss) income before provision for income taxes	(12,793)	65,219	70,153	(587)	121,992
Provision for income taxes	(4,804)	24,271	21,156	—	40,623

Net (loss) income	$(7,989)	$40,948	$48,997	$(587)	$81,369

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended October 31, 2003

			Non-
	Quiksilver,	Guarantor	Guarantor
	Inc.	Subsidiaries	Subsidiaries	Elimination	Consolidated

	In thousands
Revenues, net	$670	$496,385	$497,571	$(19,621)	$975,005
Cost of goods sold	—	296,586	249,441	(4,274)	541,753

Gross profit	670	199,799	248,130	(15,347)	433,252
Selling, general and administrative expense	13,202	154,291	179,960	(15,266)	332,187

Operating (loss) income	(12,532)	45,508	68,170	(81)	101,065
Interest (income) expense	(5,539)	2,819	10,987	—	8,267
Foreign currency loss	558	214	1,471	—	2,243
Other expense	—	—	488	—	488

(Loss) income before provision for income taxes	(7,551)	42,475	55,224	(81)	90,067
Provision for income taxes	(2,810)	15,779	18,582	—	31,551

Net (loss) income	$(4,741)	$26,696	$36,642	$(81)	$58,516

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended October 31, 2002

			Non-
	Quiksilver,	Guarantor	Guarantor
	Inc.	Subsidiaries	Subsidiaries	Elimination	Consolidated

	In thousands
Revenues, net	$1,438	$437,072	$292,927	$(25,953)	$705,484
Cost of goods sold	—	280,161	154,708	(15,714)	419,155

Gross profit	1,438	156,911	138,219	(10,239)	286,329
Selling, general and administrative expense	7,691	120,020	98,133	(9,219)	216,625

Operating (loss) income	(6,253)	36,891	40,086	(1,020)	69,704
Interest expense	344	2,817	5,479	—	8,640
Foreign currency loss	76	417	236	—	729
Other expense	—	—	349	—	349

(Loss) income before provision for income taxes	(6,673)	33,657	34,022	(1,020)	59,986
Provision for income taxes	(2,749)	13,446	11,698	—	22,395

Net (loss) income	$(3,924)	$20,211	$22,324	$(1,020)	$37,591

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENT OF CASH FLOW
Year Ended October 31, 2004

			Non-
		Guarantor	Guarantor	Consolidating
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Adjustments	Consolidated

	In thousands
Cash flows from operating activities:
Net income	$(7,989)	$40,948	$48,997	$(587)	$81,369
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	722	12,332	13,793	—	26,847
Provision for doubtful accounts	—	3,381	2,742	—	6,123
Loss on sale of fixed assets	—	792	969	—	1,761
Foreign currency gain	(159)	—	—	—	(159)
Interest accretion	—	—	1,368	—	1,368
Deferred income taxes	—	6,363	(3,552)	—	2,811
Changes in operating assets and liabilities:
Trade accounts receivable	—	(33,098)	(753)	—	(33,851)
Other receivables	782	203	(2,007)	—	(1,022)
Inventories	—	(5,176)	(8,551)	587	(13,140)
Prepaid expenses and other current assets	303	2,070	(1,249)	—	1,124
Other assets	(288)	959	(406)	—	265
Accounts payable	661	1,169	20,183	—	22,013
Accrued liabilities	1,488	15,194	5,525	(254)	21,953
Income taxes payable	—	15,753	(2,620)	—	13,133

Net cash (used in) provided by operating activities	(4,480)	60,890	74,439	(254)	130,595
Cash flows from investing activities:
Capital expenditures	(5,019)	(18,524)	(28,914)	—	(52,457)
Business acquisitions, net of cash acquired	—	(65,074)	(5,545)	—	(70,619)

Net cash used in investing activities	(5,019)	(83,598)	(34,459)	—	(123,076)
Cash flows from financing activities:
Borrowings on lines of credit	—	75,000	8,482	—	83,482
Payments on lines of credit	(14,900)	(27,921)	(21,124)	—	(63,945)
Borrowings on long-term debt	—	—	5,592	—	5,592
Payments on long-term debt	—	(3,647)	(10,831)	—	(14,478)
Proceeds from stock option exercises	9,718	—	—	—	9,718
Intercompany	14,846	(20,884)	5,784	254	—

Net cash provided by (used in) financing activities	9,664	22,548	(12,097)	254	20,369
Effect of exchange rate changes on cash	—	—	(557)	—	(557)

Net increase in cash and cash equivalents	165	(160)	27,326	—	27,331
Cash and cash equivalents, beginning of period	(1,235)	9,649	19,452	—	27,866

Cash and cash equivalents, end of period	$(1,070)	$9,489	$46,778	$—	$55,197

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENT OF CASH FLOW
Year Ended October 31, 2003

			Non-
		Guarantor	Guarantor	Consolidating
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Adjustments	Consolidated

	In thousands
Cash flows from operating activities:
Net income	$(4,741)	$26,696	$36,642	$(81)	$58,516
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	537	9,667	10,981	—	21,185
Provision for doubtful accounts	—	3,689	2,066	—	5,755
Loss on sale of fixed assets	—	3	180	—	183
Foreign currency loss	23	—	—	—	23
Interest accretion	—	—	902	—	902
Deferred income taxes	—	685	(3,609)	—	(2,924)
Changes in operating assets and liabilities:
Trade accounts receivable	—	(4,462)	(14,937)	—	(19,399)
Other receivables	(606)	1,226	(1,184)	—	(564)
Inventories	—	(17,035)	(13,638)	—	(30,673)
Prepaid expenses and other current assets	(142)	(407)	(2,299)	—	(2,848)
Other assets	(1,407)	(899)	(809)	—	(3,115)
Accounts payable	201	373	(1,968)	—	(1,394)
Accrued liabilities	7,564	(5,867)	(866)	81	912
Income taxes payable	—	13,105	(3,073)	—	10,032

Net cash provided by operating activities	1,429	26,774	8,388	—	36,591
Cash flows from investing activities:
Capital expenditures	(634)	(17,610)	(14,827)	—	(33,071)
Business acquisitions, net of cash acquired	(24,226)	(5,750)	(1,219)	—	(31,195)

Net cash used in investing activities	(24,860)	(23,360)	(16,046)	—	(64,266)
Cash flows from financing activities:
Borrowings on lines of credit	38,421	58,910	1,779	—	99,110
Payments on lines of credit	—	(56,807)	—	—	(56,807)
Borrowings on long-term debt	—	—	16,126	—	16,126
Payments on long-term debt	—	(13,730)	(7,980)	—	(21,710)
Proceeds from stock option exercises	11,330	—	—	—	11,330
Intercompany	(27,607)	20,849	6,758	—	—

Net cash provided by financing activities	22,144	9,222	16,683	—	48,049
Effect of exchange rate changes on cash	—	—	4,895	—	4,895

Net increase in cash and cash equivalents	(1,287)	12,636	13,920	—	25,269
Cash and cash equivalents, beginning of period	52	(2,987)	5,532	—	2,597

Cash and cash equivalents, end of period	$(1,235)	$9,649	$19,452	$—	$27,866

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENT OF CASH FLOW
Year Ended October 31, 2002

			Non-
		Guarantor	Guarantor	Consolidating
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Adjustments	Consolidated

	In thousands
Cash flows from operating activities:
Net income	$(3,924)	$20,211	$22,324	$(1,020)	$37,591
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	597	8,039	5,713	—	14,349
Provision for doubtful accounts	—	4,344	1,427	—	5,771
Loss on sale of fixed assets	—	27	—	—	27
Foreign currency loss	75	—	—	—	75
Interest accretion	—	—	1,713	—	1,713
Deferred income taxes	—	(4,038)	—	—	(4,038)
Changes in operating assets and liabilities:
Trade accounts receivable	—	(748)	(12,915)	—	(13,663)
Other receivables	(187)	(259)	(653)	2,021	922
Inventories	—	16,378	(938)	1,004	16,444
Prepaid expenses and other current assets	(191)	(2,807)	187	—	(2,811)
Other assets	40	1,318	(921)	—	437
Accounts payable	(29)	2,808	1,882	—	4,661
Accrued liabilities	6,627	4,370	308	(2,014)	9,291
Income taxes payable	—	6,589	(528)	—	6,061

Net cash provided by operating activities	3,008	56,232	17,599	(9)	76,830
Cash flows from investing activities:
Capital expenditures	(407)	(11,146)	(10,663)	—	(22,216)
Business acquisitions, net of cash acquired	(20,696)	20	—	—	(20,676)

Net cash used in investing activities	(21,103)	(11,126)	(10,663)	—	(42,892)
Cash flows from financing activities:
Borrowings on lines of credit	—	4,585	—	—	4,585
Payments on lines of credit	(5,568)	(25,629)	(8,387)	—	(39,584)
Borrowings on long-term debt	—	—	6,000	—	6,000
Payments on long-term debt	(632)	(6,746)	(3,931)	—	(11,309)
Proceeds from stock option exercises	4,620	—	—	—	4,620
Intercompany	19,869	(18,137)	(1,742)	10	—

Net cash provided by (used in) financing activities	18,289	(45,927)	(8,060)	10	(35,688)
Effect of exchange rate changes on cash	—	—	(654)	(1)	(655)

Net increase in cash and cash equivalents	194	(821)	(1,778)	—	(2,405)
Cash and cash equivalents, beginning of period	(142)	(2,166)	7,310	—	5,002

Cash and cash equivalents, end of period	$52	$(2,987)	$5,532	$—	$2,597

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 19 — Subsequent Events

Business Acquisition
      Effective July 31, 2005, the Company acquired Rossignol, a wintersports and golf equipment manufacturer. Rossignol offers a full range of wintersports equipment under the Rossignol, Dynastar, Lange, Look and Kerma brands, and also sells golf products under the Cleveland Golf and Never Compromise brands. The Company will include the operations of Rossignol in its results beginning on August 1, 2005. The estimated purchase price, excluding transaction costs, includes cash of approximately $208.3 million, approximately 2.2 million restricted shares of the Company’s common stock, valued at $28.9 million, a deferred purchase price obligation of approximately $32.5 million, a liability of approximately $16.7 million for the mandatory purchase of approximately 0.7 million outstanding public shares of Rossignol representing less than 5% of the share capital of Rossignol, and a liability of approximately $2.0 million for the estimated fair value of 0.1 million fully vested Rossignol stock options. Estimated transaction costs total approximately $13.7 million. The valuation of the common stock issued in connection with the acquisition was based on its quoted market price for five days before and after the announcement date, discounted to reflect the estimated effect of its trading restrictions. The deferred purchase price obligation is expected to be paid in 2010 and will accrue interest equal to the 3 month euro interbank offered rate (“Euribor”) plus 2.35% (currently 4.48%). The mandatory purchase of the remaining Rossignol shares was required under French law as the Company had obtained over 95% of the outstanding shares of Rossignol through a combination of share purchases, including a public tender offer. The remaining Rossignol shares were purchased during the quarter ending October 31, 2005 and the Company owns 100% of the shares in Rossignol. Upon the future exercise of the Rossignol stock options, the Company will purchase the newly issued shares from the Rossignol stock option holders, retaining 100% ownership in Rossignol. Certain former owners retained a minority interest of 36.37% of Roger Cleveland Golf Company, Inc. (“Cleveland”), a Rossignol subsidiary. The Company and the minority owners have entered into a put/call arrangement whereby the minority owners of Cleveland can require the Company to buy all of their interest in Cleveland after 4.5 years and the Company can buy their interest at its option after 7 years, each at a purchase price generally determined by reference to a multiple of Cleveland’s annual profits and the Company’s price-earnings ratio. As a result of the minority interest and put/call arrangement, the Company will account for Cleveland as a step acquisition. Goodwill arises from synergies the Company believes can be achieved integrating Rossignol’s brands, products and operations with the Company’s, and is not expected to be deductible for income tax purposes. Amortizing intangibles consist of customer relationships, patents and athlete contracts with estimated useful lives of twenty, seven and two years, respectively. The acquired trademarks are non-amortizing as they have been determined to have indefinite lives.
      In connection with the acquisition of Rossignol, the Company has begun to formulate the Rossignol Integration Plan (the “Plan”). The Plan covers the global operations of newly acquired Rossignol and the Company’s existing businesses, and it includes the evaluation of facility relocations, nonstrategic business activities, duplicate functions and other related items. The Company has not finalized the Plan, but as of July 31, 2005 has recognized $5.2 million of liabilities related to the Plan, including employee relocation and severance costs, moving costs, and other costs related primarily to the relocation of the Company’s wintersports equipment sales and distribution operations in the United States. These liabilities were included in the allocation of the purchase price for Rossignol in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”. Costs that are not associated with the acquired company but relate to activities or employees of the Company’s existing operations are charged to earnings as incurred. Certain facilities owned by the acquired company are expected to be sold in connection with the Plan, while others are anticipated to be refinanced through sale-leaseback arrangements. Assets held for sale related to the United States relocations total approximately $4.2 million at July 31, 2005. The Plan has not been finalized as it relates to facilities outside of the United States, and the Company’s estimates of expected costs related to the U.S. aspects of the Plan may change. Accordingly, as uncertainties related to the Plan are resolved, additional liabilities related to facility relocations, the elimination of nonstrategic business activities and duplicate

QUIKSILVER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
functions, and other related costs could be recognized. These uncertainties are expected to be resolved within one year of the consummation date of the acquisition, and when determined, additional liabilities could be significant and would be recorded as adjustments to goodwill. If the Company has overestimated these costs, the excess will reduce goodwill in future periods. Conversely, if the Company has underestimated these costs, additional liabilities recognized more than one year after the consummation date of the acquisition will be recorded in earnings.

Credit Facility and Senior Notes
      In April 2005, the Company replaced its line of credit in the Americas with a new revolving credit facility (“Credit Facility”), which was amended and restated in June 2005. The Credit Facility expires April 2010 and provides for a secured revolving line of credit of up to $250 million (with a Company option to expand the facility to $350 million under certain conditions). The Credit Facility bears interest based on either LIBOR or an alternate base rate plus an applicable margin. The margin on the LIBOR rate is based on the Company’s fixed charge coverage ratio. The Credit Facility includes a $100 million sublimit for letters of credit and a $35 million sublimit for borrowings in certain foreign currencies.
      The borrowing base is limited to certain percentages of the Company’s eligible accounts receivable and inventory. The Credit Facility contains customary restrictive covenants for facilities and transactions of this type, including, among others, certain limitations on (i) incurrence of additional debt and guarantees of indebtedness, (ii) creation of liens, (iii) mergers, consolidations or sales of substantially all of the Company’s assets, (iv) sales or other dispositions of assets, (v) distributions or dividends and repurchases of the Company’s common stock, (vi) restricted payments, including without limitation, certain restricted investments, (vii) engaging in transactions with affiliates of the Company and (viii) sale and leaseback transactions. The Company’s United States assets and a portion of the stock of QS Holdings, SARL, a wholly-owned international subsidiary, have been pledged as collateral and to secure indebtedness under the Credit Facility.
      On July 22, 2005, the Company issued $400 million in senior notes (“Senior Notes”), which bear a coupon interest rate of 6.875% and are due April 15, 2015. The Senior Notes were issued at par value and sold in accordance with Rule 144A and Regulation S, and the Company intends to file a registration statement with the Securities and Exchange Commission that will enable the holders of these Senior Notes to exchange them for publicly registered notes with substantially the same terms. The Senior Notes are guaranteed on a senior unsecured basis by each of the Company’s domestic subsidiaries that guarantees any of its indebtedness or its subsidiaries’ indebtedness, or is an obligor under its existing senior secured credit facility (the “Guarantors”). The Company may redeem some or all of the Senior Notes after April 15, 2010 at fixed redemption prices as set forth in the indenture. In addition, prior to April 15, 2008, the Company may redeem up to 35% of the Senior Notes with the proceeds from certain equity offerings at a redemption price set forth in the indenture.
      The indenture includes covenants that limit the ability of the Company and its restricted subsidiaries to, among other things: incur additional debt; pay dividends on their capital stock or repurchase their capital stock; make certain investments; enter into certain types of transactions with affiliates; limit dividends or other payments by their restricted subsidiaries to the Company; use assets as security in other transactions; and sell certain assets or merge with or into other companies. If the Company experiences specific kinds of changes of control, it will be required to offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. As of July 31, 2005, the Company was in compliance with these covenants.

Stockholders’ Equity
      During the nine months ended July 31, 2005, the Company’s Board of Directors approved a two-for-one split of the Company’s common stock. The split was effected in the form of a dividend on May 11, 2005 to shareholders of record on April 27, 2005. All share and per-share information in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split.

QUIKSILVER, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	July 31,	October 31,
	2005	2004

	In thousands, except share
	amounts
ASSETS
Current assets:
Cash and cash equivalents	$159,860	$55,197
Trade accounts receivable, less allowance for doubtful accounts of $12,067 (2005) and $11,367 (2004)	428,266	281,263
Other receivables	45,778	16,165
Inventories	438,336	179,605
Deferred income taxes	25,175	22,299
Prepaid expenses and other current assets	22,500	12,267

Total current assets	1,119,915	566,796
Fixed assets, less accumulated depreciation and amortization of $112,112 (2005) and $91,097 (2004)	252,245	122,787
Intangible assets, net	244,196	121,116
Goodwill	415,471	169,785
Deferred income taxes	5,003	—
Other assets	34,133	10,506

Total assets	$2,070,963	$990,990

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit	$198,366	$10,801
Accounts payable	219,806	105,054
Accrued liabilities	163,771	79,095
Current portion of long-term debt	74,396	10,304
Income taxes payable	22,252	18,442

Total current liabilities	678,591	223,696
Long-term debt, net of current portion	609,324	163,209
Deferred income taxes	73,943	15,841

Total liabilities	1,361,858	402,746
Minority interest	10,109	—
Stockholders’ equity
Preferred stock, $.01 par value, authorized shares — 5,000,000; issued and outstanding shares — none	—	—
Common stock, $.01 par value, authorized shares — 185,000,000; issued shares — 123,965,591 (2005) and 120,339,046 (2004)	1,240	1,203
Additional paid-in-capital	241,427	200,118
Treasury stock, 2,885,200 shares	(6,778)	(6,778)
Retained earnings	432,439	358,923
Accumulated other comprehensive income	30,668	34,778

Total stockholders’ equity	698,996	588,244

Total liabilities and stockholders’ equity	$2,070,963	$990,990

See notes to condensed consolidated financial statements.

QUIKSILVER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Nine Months Ended July 31,

	2005	2004

	In thousands, except per
	share amounts
Revenues, net	$1,143,464	$916,651
Cost of goods sold	622,278	505,532

Gross profit	521,186	411,119
Selling, general and administrative expense	402,386	318,246

Operating income	118,800	92,873
Interest expense	10,548	4,563
Foreign currency (gain) loss	(213)	2,059
Other expense	352	901

Income before provision for income taxes	108,113	85,350
Provision for income taxes	34,597	28,856

Net income	$73,516	$56,494

Net income per share	$0.62	$0.50

Net income per share, assuming dilution	$0.59	$0.48

Weighted average common shares outstanding	118,175	113,460

Weighted average common shares outstanding, assuming dilution	123,729	118,336

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Nine Months Ended
	July 31,

	2005	2004

	In thousands
Net income	$73,516	$56,494
Other comprehensive income:
Foreign currency translation adjustment	(10,936)	3,977
Net unrealized gain on derivative instruments, net of tax of $3,657 (2005) and $1,138 (2004)	6,826	1,739

Comprehensive income	$69,406	$62,210

See notes to condensed consolidated financial statements.

QUIKSILVER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended July 31,

	2005	2004

	In thousands
Cash flows from operating activities:
Net income	$73,516	$56,494
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,232	19,546
Provision for doubtful accounts	5,591	5,796
Loss on sale of fixed assets	174	668
Foreign currency loss (gain)	1,240	(488)
Interest accretion	1,480	884
Changes in operating assets and liabilities:
Trade accounts receivable	(61,862)	(32,666)
Other receivables	(2,546)	(240)
Inventories	(25,995)	(10,104)
Prepaid expenses and other current assets	(2,383)	(957)
Other assets	(7,585)	(2,058)
Accounts payable	34,004	18,964
Accrued liabilities	1,039	11,507
Income taxes payable	11,857	7,523

Net cash provided by operating activities	53,762	74,869
Cash flows from investing activities:
Capital expenditures	(45,085)	(33,364)
Business acquisitions, net of cash acquired	(181,827)	(55,767)

Net cash used in investing activities	(226,912)	(89,131)
Cash flows from financing activities:
Borrowings on lines of credit	44,749	80,801
Payments on lines of credit	(41,634)	(52,259)
Borrowings on long-term debt	496,519	4,916
Payments on long-term debt	(227,628)	(11,216)
Proceeds from stock option exercises	7,285	7,904

Net cash provided by financing activities	279,291	30,146
Effect of exchange rate changes on cash	(1,478)	1,639

Net increase in cash and cash equivalents	104,663	17,523
Cash and cash equivalents, beginning of period	55,197	27,866

Cash and cash equivalents, end of period	$159,860	$45,389

Supplementary cash flow information:
Cash paid during the period for:
Interest	$9,410	$4,021

Income taxes	$22,535	$17,989

Non-cash investing and financing activities:
Common stock issued for business acquisition	$28,907	$27,312

Deferred purchase price obligation	$32,508	$6,460

See notes to condensed consolidated financial statements.

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation
      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statement presentation.
      The Company, in its opinion, has included all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial statements for the three and nine month periods ended July 31, 2005 and 2004. The condensed consolidated financial statements and notes thereto should be read in conjunction with the audited financial statements and notes for the year ended October 31, 2004 included in the Company’s Annual Report on Form 10-K. Interim results are not necessarily indicative of results for the full year due to seasonal and other factors.
      During the nine months ended July 31, 2005, the Company’s Board of Directors approved a two-for-one split of the Company’s common stock. The split was effected in the form of a dividend on May 11, 2005 to shareholders of record on April 27, 2005. All share and per-share information in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split.

2.	New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a significant impact on its consolidated financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS No. 123 (R) “Share-Based Payment”. SFAS No. 123 (R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments. The standard is effective for the Company beginning the first quarter of fiscal 2006. The impact on the Company’s net income will be significant and will include the remaining amortization of the fair value of existing options currently disclosed as pro-forma expense in Note 3 to the condensed consolidated financial statements and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binomial lattice model for valuing options. The adoption of this standard will have no impact on the Company’s cash flows.

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Stock Based Compensation
      The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans. No stock-based employee compensation expense is reflected in net income, as all options granted under our stock option plans have exercise prices equal to the market value of the underlying common stock on the grant dates. The following table contains the pro forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”

	Nine Months Ended
	July 31,

	2005	2004

	In thousands, except
	per share amounts
Actual net income	$73,516	$56,494
Less: stock-based employee compensation expense determined under the fair value based method, net of tax	9,121	6,127

Pro forma net income	$64,395	$50,367

Actual net income per share	$0.62	$0.50

Pro forma net income per share	$0.54	$0.44

Actual net income per share, assuming dilution	$0.59	$0.48

Pro forma net income per share, assuming dilution	$0.52	$0.43

4.	Inventories
      Inventories consist of the following:

	July 31,	October 31,
	2005	2004

	In thousands
Raw Materials	$46,920	$14,133
Work-In-Process	11,821	7,698
Finished Goods	379,595	157,774

	$438,336	$179,605

5.	Intangible Assets and Goodwill
      A summary of intangible assets is as follows:

	July 31, 2005			October 31, 2004

	Gross	Amorti-	Net Book	Gross	Amorti-	Net Book
	Amount	zation	Value	Amount	zation	Value

	In thousands
Amortizable trademarks	$4,810	$(1,232)	$3,578	$3,476	$(692)	$2,784
Amortizable licenses	10,169	(2,712)	7,457	10,105	(1,937)	8,168
Other amortizable intangibles	24,233	(1,197)	23,036	5,633	(498)	5,135
Non-amortizable trademarks	210,125	—	210,125	105,029	—	105,029

	$249,337	$(5,141)	$244,196	$124,243	$(3,127)	$121,116

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Certain trademarks and licenses will continue to be amortized by the Company using estimated useful lives of 10 to 25 years with no residual values. Non-amortizable trademarks increased by $105.1 million during the nine months ended July 31, 2005 as a result of $94.7 million of non-amortizable trademarks acquired in connection with the acquisition of Skis Rossignol S.A. (“Rossignol”). In addition, there was an $8.1 million increase related to a contingent purchase price payment for the acquisition of Quiksilver International, and a $2.3 million increase primarily related to foreign currency translation. Other amortizable intangibles increased by $18.6 million during the nine months ended July 31, 2005 due to the Rossignol acquisition. Intangible amortization expense for the nine months ended July 31, 2005 and 2004 was $1.8 million and $1.2 million, respectively. Annual amortization expense is estimated to be approximately $2.9 million in the fiscal year ending October 31, 2005, $4.8 million in the fiscal year ending October 31, 2006, $4.6 million in the fiscal year ending October 31, 2007 and approximately $3.3 million in each of the fiscal years ending October 31, 2008 and 2009. Goodwill related to the Company’s geographic segments is as follows:

	July 31,	October 31,
	2005	2004

	In thousands
Americas	$182,817	$86,382
Europe	202,343	70,057
Asia/ Pacific	30,311	13,346

	$415,471	$169,785

      Goodwill arose primarily from the acquisitions of Quiksilver Europe, Quiksilver Asia/ Pacific, DC Shoes, Inc. and, at July 31, 2005, from the acquisition of Rossignol. Goodwill increased $245.7 million during the nine months ended July 31, 2005. This increase was primarily due to the Company’s acquisition of Rossignol of $239.5 million, with the remaining $6.2 million increase related to other acquisitions and foreign exchange fluctuations.

6.	Accumulated Other Comprehensive Income
      The components of accumulated other comprehensive income include changes in fair value of derivative instruments qualifying as cash flow hedges, the fair value of interest rate swaps and foreign currency translation adjustments. The components of accumulated other comprehensive income, net of income taxes, are as follows:

	July 31,	October 31,
	2005	2004

	In thousands
Foreign currency translation adjustment	$31,488	$42,424
Loss on cash flow hedges and interest rate swaps	(820)	(7,646)

	$30,668	$34,778

7.	Segment Information
      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s management in deciding how to allocate resources and in assessing performance. The Company has historically operated exclusively in the consumer products industry in which the Company designs, produces and distributes clothing, accessories and related products. Operating results of the Company’s various product lines have been aggregated because of their common characteristics and their reliance on shared operating functions. Within the consumer products industry, the Company operates in the Americas (primarily the United States), Europe

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and Asia/ Pacific. Costs that support all three geographic segments, including trademark protection, trademark maintenance and licensing functions are part of corporate operations. Corporate operations also includes sourcing income and gross profit earned from the Company’s international licensees. In connection with the Rossignol acquisition, the Company is currently evaluating its operating segments, and any change in segment reporting would be reflected in the three months ending October 31, 2005. No single customer accounted for more than 10% of the Company’s revenues.
      Information related to the Company’s geographical segments is as follows:

	Nine Months Ended
	July 31,

	2005	2004

	In thousands
Revenues, net:
Americas	$554,727	$459,615
Europe	442,435	361,905
Asia/ Pacific	143,926	92,594
Corporate operations	2,376	2,537

	$1,143,464	$916,651

Gross Profit:
Americas	$217,912	$186,164
Europe	229,642	178,532
Asia/ Pacific	72,121	44,968
Corporate operations	1,511	1,455

	$521,186	$411,119

Operating Income:
Americas	$55,035	$51,708
Europe	67,777	52,440
Asia/ Pacific	19,494	8,861
Corporate operations	(23,506)	(20,136)

	$118,800	$92,873

Identifiable assets:
Americas	$805,654	$417,894
Europe	1,011,467	382,691
Asia Pacific	190,783	96,120
Corporate operations	63,059	12,183

	$2,070,963	$908,888

8.	Derivative Financial Instruments
      The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of its international subsidiaries that are denominated in currencies other than their functional currencies. The Company is also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to its variable rate debt. Furthermore, the

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company’s consolidated financial statements due to the translation of the operating results and financial position of the Company’s international subsidiaries. As part of its overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates, the Company uses various foreign currency exchange contracts and intercompany loans. In addition, interest rate swaps are used to manage the Company’s exposure to the risk of fluctuations in interest rates.
      Derivatives that do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks are marked to fair value with corresponding gains or losses recorded in earnings. A gain of $0.6 million was recognized related to these types of derivatives during the nine months ended July 31, 2005. For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. As of July 31, 2005, the Company was hedging forecasted transactions expected to occur through September 2009. Assuming exchange rates at July 31, 2005 remain constant, $1.0 million of gains, net of tax, related to hedges of these transactions are expected to be reclassified into earnings over the next nineteen months. Also included in accumulated other comprehensive income at July 31, 2005 is a $1.7 million loss, net of tax, related to cash flow hedges of the Company’s long-term debt, which is denominated in Australian dollars and matures in September 2005, and the fair value of interest rate swaps, totaling a loss of $0.1 million, net of tax, which is related to the Company’s U.S. dollar and euro denominated long-term debt that matures through fiscal 2009.
      On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, the Company identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicates how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. During the nine months ended July 31, 2005, the Company reclassified into earnings a net loss of $4.9 million resulting from the expiration, sale, termination, or exercise of derivative contracts.
      The Company enters into forward exchange and other derivative contracts with major banks and is exposed to credit losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of derivative contracts at July 31, 2005 is as follows:

	Notional		Fair
	Amount	Maturity	Value

	In thousands
United States dollar	$211,217	Aug 2005 — Oct 2006	$1,757
Euro	8,489	Oct 2005	(281)
Australian dollar	27,419	Sept 2005	5,780
British pound	3,164	Aug 2005	(6)
Canadian dollar	8,503	Sept 2005 — April 2006	(126)
Swiss franc	3,001	Aug 2005 — Feb 2007	44
Japanese yen	2,071	Nov 2005 — May 2006	19
Interest rate swap U.S. dollars	10,535	Oct 2006 — Jan 2007	(232)
Interest rate swap euros	56,391	Sept 2005 — Sept 2009	(591)

	$330,790		$6,364

9.	Business Acquisitions
      Effective July 31, 2005, the Company acquired Rossignol, a wintersports and golf equipment manufacturer. Rossignol offers a full range of wintersports equipment under the Rossignol, Dynastar, Lange, Look and Kerma brands, and also sells golf products under the Cleveland Golf and Never Compromise brands. The Company will include the operations of Rossignol in its results beginning on August 1, 2005. The estimated purchase price, excluding transaction costs, includes cash of approximately $208.3 million, approximately 2.2 million restricted shares of the Company’s common stock, valued at $28.9 million, a deferred purchase price obligation of approximately $32.5 million, a liability of approximately $16.7 million for the mandatory purchase of approximately 0.7 million outstanding public shares of Rossignol representing less than 5% of the share capital of Rossignol, and a liability of approximately $2.0 million for the estimated fair value of 0.1 million fully vested Rossignol stock options. Estimated transaction costs total approximately $13.7 million. The valuation of the common stock issued in connection with the acquisition was based on its quoted market price for 5 days before and after the announcement date, discounted to reflect the estimated effect of its trading restrictions. The deferred purchase price obligation is expected to be paid in 2010 and will accrue interest equal to the 3 month euro interbank offered rate (“Euribor”) plus 2.35% (currently 4.48%). The mandatory purchase of the remaining Rossignol shares is required under French law as the Company has obtained over 95% of the outstanding shares of Rossignol through a combination of share purchases, including a public tender offer. Subsequent to the purchase of these shares expected in the quarter ending October 31, 2005, the Company will own 100% of the shares in Rossignol. Upon the future exercise of the Rossignol stock options, the Company will purchase the newly issued shares from the Rossignol stock option holders, retaining 100% ownership in Rossignol. Certain former owners retained a minority interest of 36.37% of Roger Cleveland Golf Company, Inc. (“Cleveland”), a Rossignol subsidiary. The Company and the minority owners have entered into a put/call arrangement whereby the minority owners of Cleveland can require the Company to buy all of their interest in Cleveland after 4.5 years and the Company can buy their interest at its option after 7 years, each at a purchase price generally determined by reference to a multiple of Cleveland’s annual profits and the Company’s price-earnings ratio. As a result of the minority interest and put/call arrangement, the Company will account for Cleveland as a step acquisition. Goodwill arises from synergies the Company believes can be achieved integrating Rossignol’s brands, products and operations with the Company’s, and is not expected to be deductible for income tax purposes. Amortizing intangibles consist of customer relationships, patents and athlete contracts with estimated useful lives of twenty, seven

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and two years, respectively. The acquired trademarks are non-amortizing as they have been determined to have indefinite lives.
      The allocation of purchase price is based on preliminary estimates and is subject to change. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of the Rossignol acquisition in accordance with the purchase method of accounting:

July 31,
2005

In thousands
Cash acquired	$64,396
Accounts receivable	94,794
Inventory	233,909
Other current assets	21,548
Fixed assets	114,001
Deferred income taxes	6,404
Other assets	3,296
Amortizing intangible assets	18,600
Trademarks	94,700
Goodwill	239,477

Total assets acquired	891,125
Other liabilities	161,873
Long term debt and lines of credit	365,126
Deferred income taxes	51,874
Minority interest	10,109

Net assets acquired	$302,143

      Rossignol Integration Plan — In connection with the acquisition of Rossignol, the Company has begun to formulate the Rossignol Integration Plan (the “Plan”). The Plan covers the global operations of newly acquired Rossignol and the Company’s existing businesses, and it includes the evaluation of facility relocations, nonstrategic business activities, duplicate functions and other related items. The Company has not finalized the Plan, but as of July 31, 2005 has recognized $5.2 million of liabilities related to the Plan, including employee relocation and severance costs, moving costs, and other costs related primarily to the relocation of the Company’s wintersports equipment sales and distribution operations in the United States. These liabilities were included in the allocation of the purchase price for Rossignol in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”. Costs that are not associated with the acquired company but relate to activities or employees of the Company’s existing operations are charged to earnings as incurred. Certain facilities owned by the acquired company are expected to be sold in connection with the Plan, while others are anticipated to be refinanced through sale-leaseback arrangements. Assets held for sale related to the United States relocations total approximately $4.2 million at July 31, 2005. The Plan has not been finalized as it relates to facilities outside of the United States, and the Company’s estimates of expected costs related to the U.S. aspects of the Plan may change. Accordingly, as uncertainties related to the Plan are resolved, additional liabilities related to facility relocations, the elimination of nonstrategic business activities and duplicate functions, and other related costs could be recognized. These uncertainties are expected to be resolved within one year of the consummation date of the acquisition, and when determined, additional liabilities could be significant and would be recorded as adjustments to goodwill. If the Company has overestimated these

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
costs, the excess will reduce goodwill in future periods. Conversely, if the Company has underestimated these costs, additional liabilities recognized more than one year after the consummation date of the acquisition will be recorded in earnings.
      Assuming the Rossignol acquisition had occurred as of November 1, 2003, consolidated net sales would have been approximately $1,489 million and approximately $1,266 million for the nine months ended July 31, 2005 and 2004, respectively. Net income would have been approximately $3.7 million and approximately $30.4 million, respectively, for those same periods, and diluted earnings per share would have been $0.03 and $0.26, respectively.
      Effective May 1, 2004, the Company acquired DC Shoes, Inc. (“DC”), a premier designer, producer and distributor of action sports inspired footwear, apparel and related accessories in the United States and internationally. The operations of DC have been included in the Company’s results since May 1, 2004. The initial purchase price, excluding transaction costs, includes cash of approximately $52.8 million, 1.6 million restricted shares of the Company’s common stock, valued at $27.3 million, and the repayment of approximately $15.3 million in funded indebtedness. Transaction costs totaled $2.9 million. The valuation of the common stock issued in connection with the acquisition was based on its quoted market price for 5 days before and after the announcement date, discounted to reflect the estimated effect of its trading restrictions. Of the initial purchase price, $63.4 million was paid in fiscal 2004, $3.7 million was paid during the nine months ended July 31, 2005, and $1.0 million is expected to be paid based on the resolution of certain remaining contingencies. The sellers also received $8.0 million during the nine months ended July 31, 2005 based on achieving certain sales and earnings targets. The sellers are entitled to additional payments ranging from zero to $49.0 million if certain sales and earnings targets are achieved during the three years ending October 31, 2007. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made. Goodwill arises from synergies the Company believes can be achieved integrating DC’s product lines and operations with the Company’s, and is not expected to be deductible for income tax purposes. Amortizing intangibles consist of non-compete agreements, customer relationships and patents with estimated useful lives ranging from four to eighteen years.

10.	Indemnities and Guarantees
      During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company’s customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

11.	Senior Notes and Rossignol Debt
      On July 22, 2005, the Company issued $400 million in senior notes (“Senior Notes”), which bear a coupon interest rate of 6.875% and are due April 15, 2015. The Senior Notes were issued at par value and sold in accordance with Rule 144A and Regulation S, and the Company intends to file a registration statement with the Securities and Exchange Commission that will enable the holders of these Senior

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Notes to exchange them for publicly registered notes with substantially the same terms. The Senior Notes are guaranteed on a senior unsecured basis by each of the Company’s domestic subsidiaries that guarantees any of its indebtedness or its subsidiaries’ indebtedness, or is an obligor under its existing senior secured credit facility (the “Guarantors”). The Company may redeem some or all of the Senior Notes after April 15, 2010 at fixed redemption prices as set forth in the indenture. In addition, prior to April 15, 2008, the Company may redeem up to 35% of the Senior Notes with the proceeds from certain equity offerings at a redemption price set forth in the indenture.
      The indenture includes covenants that limit the ability of the Company and its restricted subsidiaries to, among other things: incur additional debt; pay dividends on their capital stock or repurchase their capital stock; make certain investments; enter into certain types of transactions with affiliates; limit dividends or other payments by their restricted subsidiaries to the Company; use assets as security in other transactions; and sell certain assets or merge with or into other companies. If the Company experiences specific kinds of changes of control, it will be required to offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. As of July 31, 2005, the Company was in compliance with these covenants.
      On July 25, 2005, the Company terminated its existing interim credit facility. The Company used approximately $136.8 million in proceeds from the Senior Notes to repay this facility.
      Rossignol’s subsidiaries in the United States and Canada have unsecured, uncommitted lines of credit with banks that provide for maximum cash borrowings of approximately $164.0 million to finance the working capital and general corporate needs of these subsidiaries. At July 31, 2005, $61.5 million was outstanding on these facilities, at average interest rates of 3.0%. The lines of credit have varying expiration dates, the majority of which are renewed at the option of the banks on a yearly basis. In addition, Rossignol’s Americas’ subsidiaries collectively have $6.3 million in unsecured long-term loans outstanding as of July 31, 2005, which mature in 2006 with a weighted average interest rate of 4.5%. Quiksilver intends to retire these lines of credit and term loans, pledge the assets of Rossignol’s U.S. and Canadian subsidiaries as collateral under the revolving credit facility and refinance any balances outstanding on these credit facilities with availability under the Company’s existing revolving credit facility.
      Rossignol’s European subsidiaries have unsecured, uncommitted overdraft lines of credit and long-term loans with banks that provide for the seasonal working capital needs of the business and other corporate purposes. The overdraft lines of credit provide for maximum cash borrowings of approximately $219.0 million, and at July 31, 2005, $124.4 million was outstanding. The overdraft lines of credit are renewable annually at the option of the banks. Rossignol’s European subsidiaries also had approximately $154.0 million of long-term indebtedness outstanding as of July 31, 2005. This long-term indebtedness is due at various dates through 2010, and contains covenants that are customary for such long-term indebtedness including, among other things, minimum financial ratios of net debt to shareholders’ equity and term debt to cash flow. The overall weighted average interest on long-term debt at July 31, 2005, was 3.0%, including 3.3% on fixed rate indebtedness and 2.7% on variable rate indebtedness.
      Rossignol’s European subsidiaries also had approximately $6.7 million in capital leases and other borrowings as of July 31, 2005.
      Rossignol’s Japanese subsidiary had approximately $12.2 million of long-term indebtedness outstanding as of July 31, 2005. This long-term indebtedness is due in 2006. The weighted average interest rate on this debt was 1.2% at July 31, 2005.
      At July 31, 2005, the Company has $197.1 million of available borrowing capacity for its Rossignol subsidiaries and $304.1 million of available borrowing capacity for its other subsidiaries.

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Condensed Consolidating Financial Information
      Obligations under the Company’s Senior Notes (See Note 11 Senior Notes and Rossignol Debt) are fully and unconditionally guaranteed by certain of its existing wholly-owned domestic subsidiaries and are expected to be guaranteed by the domestic subsidiaries recently acquired in the Rossignol acquisition. As a result, the Company is required to present condensed consolidating financial information for Quiksilver, Inc. and its subsidiaries within the notes to the condensed consolidated financial statements in accordance with the criteria established for parent companies in the SEC’s Regulation S-X, Rule 3-10(f).
      The following condensed consolidating financial information presents the results of operations, financial position and cash flows of Quiksilver Inc., its Guarantor Subsidiaries, its Non-Guarantor Subsidiaries and the eliminations necessary to arrive at the information for the Company on a consolidated basis as of July 31, 2005 and October 31, 2004 and for the nine months ended July 31, 2005 and 2004. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Prior to November 1, 2004, certain of the Company’s Guarantor Subsidiaries did not exist and were created as part of an internal restructuring on that date. As a result, information presented prior to November 1, 2004 contains certain allocations between Quiksilver, Inc. and its Guarantor Subsidiaries to conform to the current subsidiary structure under which the guarantees exist.

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
July 31, 2005
(Unaudited)

			Non-
		Guarantor	Guarantor
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Elimination	Consolidated

	In thousands
ASSETS
Current assets:
Cash and cash equivalents	$20,490	$2,195	$137,175	$—	$159,860
Trade accounts receivable, net	—	154,861	273,405	—	428,266
Other receivables	6,578	4,209	34,991	—	45,778
Inventories	—	100,935	337,680	(279)	438,336
Deferred income taxes	—	11,125	14,050	—	25,175
Prepaid expenses and other current assets	1,421	7,055	14,024	—	22,500

Total current assets	28,489	280,380	811,325	(279)	1,119,915
Fixed assets, net	2,155	60,844	189,246	—	252,245
Intangible assets, net	2,358	48,012	193,826	—	244,196
Goodwill	—	83,680	331,791	—	415,471
Deferred income taxes	—	—	5,003	—	5,003
Investment in subsidiaries	575,065	—	—	(575,065)	—
Other assets	11,975	4,602	17,556	—	34,133

Total assets	$620,042	$477,518	$1,548,747	$(575,344)	$2,070,963

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit	$—	$—	$198,366	$—	$198,366
Accounts payable	1,688	37,899	180,219	—	219,806
Accrued liabilities	28,155	13,866	121,750	—	163,771
Current portion of long-term debt	—	1,230	73,166	—	74,396
Income taxes payable	—	14,227	8,025	—	22,252
Intercompany balances	(96,991)	83,121	13,870	—	—

Total current liabilities	(67,148)	150,343	595,396	—	678,591
Long-term debt, net of current portion	433,912	6,614	168,798	—	609,324
Deferred income taxes	—	21,929	52,014	—	73,943

Total liabilities	366,764	178,886	816,208	—	1,361,858
Minority interest	—	—	10,109	—	10,109
Stockholders’/invested equity	253,278	298,632	722,430	(575,344)	698,996

Total liabilities and stockholders’ equity	$620,042	$477,518	$1,548,747	$(575,344)	$2,070,963

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
October 31, 2004
(Unaudited)

			Non-
		Guarantor	Guarantor
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Elimination	Consolidated

	In thousands
ASSETS
Current assets:
Cash and cash equivalents	$(1,070)	$9,489	$46,778	$—	$55,197
Trade accounts receivable, net	—	125,732	155,531	—	281,263
Other receivables	5,033	2,189	14,273	(5,330)	16,165
Inventories	—	105,252	75,035	(682)	179,605
Deferred income taxes	—	11,125	11,174	—	22,299
Prepaid expenses and other current assets	358	4,866	7,043	—	12,267

Total current assets	4,321	258,653	309,834	(6,012)	566,796
Fixed assets, net	510	53,456	68,821	—	122,787
Intangible assets, net	2,307	48,831	69,978	—	121,116
Goodwill	—	77,738	92,047	—	169,785
Investment in subsidiaries	325,854	—	—	(325,854)	—
Other assets	1,790	714	8,002	—	10,506

Total assets	$334,782	$439,392	$548,682	$(331,866)	$990,990

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit	$—	$—	$10,801	$—	$10,801
Accounts payable	1,689	33,820	69,545	—	105,054
Accrued liabilities	19,810	25,641	39,080	(5,436)	79,095
Current portion of long-term debt	—	1,230	9,074	—	10,304
Income taxes payable	—	14,606	3,836	—	18,442
Intercompany balances	(114,273)	2,774	111,499	—	—

Total current liabilities	(92,774)	78,071	243,835	(5,436)	223,696
Long-term debt, net of current portion	46,178	70,547	49,155	(2,671)	163,209
Deferred income taxes	—	21,607	(5,766)	—	15,841

Total liabilities	(46,596)	170,225	287,224	(8,107)	402,746
Stockholders’/invested equity	381,378	269,167	261,458	(323,759)	588,244

Total liabilities and stockholders’ equity	$334,782	$439,392	$548,682	$(331,866)	$990,990

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended July 31, 2005
(Unaudited)

			Non-
	Quiksilver,	Guarantor	Guarantor
	Inc.	Subsidiaries	Subsidiaries	Elimination	Consolidated

	In thousands
Revenues, net	$2,904	$567,318	$598,723	$(25,481)	$1,143,464
Cost of goods sold	—	346,869	284,907	(9,498)	622,278

Gross profit	2,904	220,449	313,816	(15,983)	521,186
Selling, general and administrative expense	21,362	167,368	230,041	(16,385)	402,386

Operating (loss) income	(18,458)	53,081	83,775	402	118,800
Interest expense	5,046	3,863	1,639	—	10,548
Foreign currency (gain) loss	(550)	523	(186)	—	(213)
Other expense	—	—	352	—	352

(Loss) income before provision for income taxes	(22,954)	48,695	81,970	402	108,113
Provision for income taxes	(8,846)	18,839	24,604	—	34,597

Net (loss) income	$(14,108)	$29,856	$57,366	$402	$73,516

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended July 31, 2004
(Unaudited)

			Non-
		Guarantor	Guarantor
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	In thousands
Revenues, net	$539	$473,254	$462,937	$(20,079)	$916,651
Cost of goods sold	—	281,003	230,700	(6,171)	505,532

Gross profit	539	192,251	232,237	(13,908)	411,119
Selling, general and administrative expense	15,057	138,911	177,923	(13,645)	318,246

Operating (loss) income	(14,518)	53,340	54,314	(263)	92,873
Interest (income) expense	(5,285)	1,711	8,137	—	4,563
Foreign currency loss (gain)	1,116	1,381	(438)	—	2,059
Other expense	—	—	901	—	901

(Loss) income before provision for income taxes	(10,349)	50,248	45,714	(263)	85,350
Provision for income taxes	(3,525)	17,024	15,357	—	28,856

Net (loss) income	$(6,824)	$33,224	$30,357	$(263)	$56,494

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW
For the Nine Months Ended July 31, 2005
(Unaudited)

			Non-
		Guarantor	Guarantor	Consolidating
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Adjustments	Consolidated

	In thousands
Cash flows from operating activities:
Net income	$(14,108)	$29,856	$57,366	$402	$73,516
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	167	11,490	13,575	—	25,232
Provision for doubtful accounts	—	2,238	3,353	—	5,591
Loss on sale of fixed assets	(3)	277	(100)	—	174
Foreign currency (gain) loss	(510)	(106)	1,856	—	1,240
Interest accretion	—	—	1,480	—	1,480
Changes in operating assets and liabilities:
Trade accounts receivable	—	(27,835)	(34,027)	—	(61,862)
Other receivables	593	(460)	(2,679)	—	(2,546)
Inventories	—	5,125	(30,718)	(402)	(25,995)
Prepaid expenses and other current assets	525	(1,850)	(1,058)	—	(2,383)
Other assets	(128)	(2,545)	(4,912)	—	(7,585)
Accounts payable	(1)	1,855	32,150	—	34,004
Accrued liabilities	(10,063)	1,801	9,301	—	1,039
Income taxes payable	—	7,864	3,993	—	11,857

Net cash (used in) provided by operating activities	(23,528)	27,710	49,580	—	53,762
Cash flows from investing activities:
Capital expenditures	(1,860)	(18,145)	(25,080)	—	(45,085)
Business acquisitions, net of cash acquired	(220,812)	(12,937)	51,922	—	(181,827)

Net cash (used in) provided by investing activities	(222,672)	(31,082)	26,842	—	(226,912)
Cash flows from financing activities:
Borrowings on lines of credit	—	—	44,749	—	44,749
Payments on lines of credit	—	—	(41,634)	—	(41,634)
Borrowings on long-term debt	484,718	9,521	2,280	—	496,519
Payments on long-term debt	(140,705)	(78,134)	(8,789)	—	(227,628)
Proceeds from stock option exercises	7,285	—	—	—	7,285
Intercompany	(83,538)	64,691	18,847	—	—

Net cash provided by (used in) financing activities	267,760	(3,922)	15,453		279,291
Effect of exchange rate changes on cash	—	—	(1,478)	—	(1,478)

Net increase in cash and cash equivalents	21,560	(7,294)	90,397	—	104,663
Cash and cash equivalents, beginning of period	(1,070)	9,489	46,778	—	55,197

Cash and cash equivalents, end of period	$20,490	$2,195	$137,175	$—	$159,860

QUIKSILVER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW
For the Nine Months Ended July 31, 2004
(Unaudited)

			Non-
		Guarantor	Guarantor	Consolidating
	Quiksilver, Inc.	Subsidiaries	Subsidiaries	Adjustments	Consolidated

	In thousands
Cash flows from operating activities:
Net income	$(6,824)	$33,224	$30,357	$(263)	$56,494
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	518	8,831	10,197	—	19,546
Provision for doubtful accounts	—	3,151	2,645	—	5,796
Loss on sale of fixed assets	—	309	359	—	668
Foreign currency gain	(488)	—	—	—	(488)
Interest accretion	—	—	884	—	884
Changes in operating assets and liabilities:
Trade accounts receivable	—	(45,539)	12,873	—	(32,666)
Other receivables	(92)	1,593	(1,741)	—	(240)
Inventories	—	11,545	(21,911)	262	(10,104)
Prepaid expenses and other current assets	280	1,862	(3,099)	—	(957)
Other assets	(284)	(1,950)	176	—	(2,058)
Accounts payable	221	2,134	16,609	—	18,964
Accrued liabilities	(3,554)	7,705	7,827	(471)	11,507
Income taxes payable	—	14,206	(6,683)	—	7,523

Net cash (used in) provided by operating activities	(10,223)	37,071	48,493	(472)	74,869
Cash flows from investing activities:
Capital expenditures	(2,150)	(13,265)	(17,949)	—	(33,364)
Business acquisitions, net of cash acquired	—	(50,165)	(5,602)	—	(55,767)

Net cash used in investing activities	(2,150)	(63,430)	(23,551)	—	(89,131)
Cash flows from financing activities:
Borrowings on lines of credit	—	75,000	5,801	—	80,801
Payments on lines of credit	(14,900)	(13,821)	(23,538)	—	(52,259)
Borrowings on long-term debt	—	—	4,916	—	4,916
Payments on long-term debt	—	(3,340)	(7,876)	—	(11,216)
Proceeds from stock option exercises	7,904	—	—	—	7,904
Intercompany	20,468	(28,360)	7,420	472	—

Net cash provided by (used in) financing activities	13,472	29,479	(13,277)	472	30,146
Effect of exchange rate changes on cash	—	—	1,639	—	1,639

Net increase in cash and cash equivalents	1,099	3,120	13,304	—	17,523
Cash and cash equivalents, beginning of period	(1,235)	9,649	19,452	—	27,866

Cash and cash equivalents, end of period	$(136)	$12,769	$32,756	$—	$45,389

SKIS ROSSIGNOL S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	March 31,
	2005	2005

	(Unaudited)
	In thousands, except
	share amounts
ASSETS
Current assets:
Cash and cash equivalents	€ 13,783	€ 52,318
Trade accounts receivable, net	99,772	108,451
Other receivables	19,929	10,191
Inventories	180,756	119,215
Deferred income taxes	3,035	1,810
Prepaid expenses and other current assets	8,343	9,778

Total current assets	325,618	301,763
Property, plant and equipment, net	65,011	67,082
Intangible assets, net	14,156	13,934
Goodwill	2,161	2,025
Deferred income taxes	238	—
Other assets	2,750	2,384

Total assets	€409,934	€387,188

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	€132,871	€ 85,332
Accounts payable	64,528	67,405
Accrued liabilities	60,712	47,214
Current portion of long-term debt	91,503	53,031
Deferred income taxes	132	132
Income taxes payable	3,491	3,189

Total current liabilities	353,237	256,303
Long-term debt, less current portion	16,077	53,002
Deferred income taxes	2,639	2,617

Total liabilities	371,953	311,922
Minority interest	11,169	11,195
Stockholders’ equity:
Common stock, issued shares — 12,448,064	49,792	49,792
Additional paid-in capital	2,309	2,309
Treasury stock, 204,681 (June 30) and 383,631 (March 31)	(2,742)	(5,321)
Retained earnings	(17,784)	23,978
Accumulated other comprehensive income	(4,763)	(6,687)

Total stockholders’ equity	26,812	64,071

Total liabilities and stockholders’ equity	€409,934	€387,188

See notes to condensed consolidated financial statements.

SKIS ROSSIGNOL S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	June 30,

	2005	2004

	(Unaudited)
	In thousands, except
	per share amounts
Revenues, net	€38,919	€34,715
Cost of goods sold	30,637	17,646

Gross profit	8,282	17,069
Selling, general and administrative expense	50,059	43,909

Operating loss	(41,777)	(26,840)
Interest expense, net	1,795	1,627
Derivative instrument (gain) loss	(47)	4,519
Foreign currency gain	(404)	(71)

Provision for income taxes	(973)	(858)
Minority interest	(737)	(473)

Net loss	€(41,411)	€(31,584)

Net loss per share	€(3.38)	€(2.73)

Weighted average common shares outstanding	12,244	11,577

SKIS ROSSIGNOL S.A.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended
	June 30,

	2005	2004

	(Unaudited)
	In thousands
Net loss	€(41,411)	€(31,584)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,924	(504)

Comprehensive loss	€(39,487)	€(32,088)

See notes to condensed consolidated financial statements.

SKIS ROSSIGNOL S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	June 30,

	2005	2004

	(Unaudited)
	In thousands
Cash flows from operating activities:
Net loss	€(41,411)	€(31,584)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,494	5,871
Minority interest	(737)	(473)
Changes in operating assets and liabilities:
Trade accounts receivable	(2,018)	10,219
Inventories	(58,692)	(54,052)
Accounts payable	361	3,495
Accrued liabilities	13,498	2,520
Other	3,543	(874)

Net cash (used in) provided by operating activities	(79,962)	(64,878)
Cash flows from investing activities:
Capital expenditures	(5,064)	(1,668)

Net cash used in investing activities	(5,064)	(1,668)
Cash flows from financing activities:
Borrowings, net of payments on lines of credit	47,538	42,971
Borrowings, net of payments on long-term debt	77	5,000
Treasury Stock	2,579	—

Net cash provided by financing activities	50,194	47,971
Effect of exchange rate changes on cash	(3,703)	(605)
Net increase in cash and cash equivalents	(38,535)	(19,180)
Cash and cash equivalents, beginning of year	52,318	42,181

Cash and cash equivalents, end of period	€13,783	€23,001

Supplementary cash flow information:
Cash paid during the period for:
Interest	€1,857	€1,902

See notes to condensed consolidated financial statements.

SKIS ROSSIGNOL S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Principles of Consolidation
      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statement presentation.
      The Company, in its opinion, has included all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial statements for the three month periods ended June 30, 2005 and 2004. The condensed consolidated financial statements and notes thereto should be read in conjunction with the audited financial statements and notes for the year ended March 31, 2005. Interim results are not necessarily indicative of results for the full year due to seasonal and other factors.
      The accompanying condensed consolidated financial statements include the accounts of Rossignol and its subsidiaries as of June 30, 2005 and March 31, 2005 except for Roger Cleveland Golf Company Inc., (“Cleveland”) which is included as of March 31, 2005 and December 31, 2004. Cleveland is consolidated on a 90 day lag.
      For Cleveland, intercompany balances and transactions were eliminated as of March 31 and December 31. The portion of the balances which could not be eliminated in consolidation, are classified as cash and cash equivalents and amounted to €5.5 million at June 30, 2005 and €18.3 million at March 31, 2005.
      The condensed consolidated financial statements for the year ended March 31, 2005 contain a reclassification to conform to current period presentation. This reclassification includes a €2.6 million derivative instrument asset which was removed from Accrued liabilities and is included in Prepaid expenses and other current assets in the condensed consolidated balance sheet.

2.	Stock-Based Compensation
      The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans. There was no compensation expense related to stock options for the three months ended June 30, 2005 and 2004. Net loss per share for the three months ended June 30, 2005 would not have been affected had the Company accounted for stock options using the fair value method as promulgated by Statement of Financial Accountings Standards No. 123.

3.	Warranties
      The Company generally provides a one-year limited warranty against manufacturer’s defects on its products. The Company’s standard warranty requires the Company to repair or replace the defective product returned to the Company during such warranty period. The Company’s policy is to accrue the estimated cost of warranty expense at the time the sale is recorded. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company’s warranty policies and practices, the historical frequency of claims, and the cost to replace or repair its products under warranty.

SKIS ROSSIGNOL S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
A reserve for warranty and product liability expense is included in accrued liabilities. The following table provides the changes in the Company’s product warranties:

	Three Months
	Ended
	June 30,

	2005	2004

	(In thousands)
Beginning of the period	€1,499	€1,744
Liabilities accrued for warranties issued during the period	1,541	1,448
Warranty claims paid during the period	(1,157)	(1,635)

End of the period	€1,883	€1,557

4.	Inventories
      Profits on inventories acquired from within the Company are eliminated. Inventories consist of the following:

	June 30,	March 31,
	2005	2005

	(In thousands)
Raw materials	€34,235	€28,661
Work in process	4,890	7,306
Finished goods	141,631	83,248

	€180,756	€119,215

5.	Property, Plant and Equipment, net
      Property, plant and equipment consists of the following:

	June 30,	March 31,
	2005	2005

	(In thousands)
Furniture and other equipment	€25,343	€23,190
Industrial equipment and machinery	175,261	170,764
Land	5,508	5,478
Buildings	71,074	70,944

	277,186	270,376
Accumulated depreciation and amortization	(212,175)	(203,294)

	€65,011	€67,082

SKIS ROSSIGNOL S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Intangible Assets and Goodwill, net
      A summary of intangible assets is as follows:

	June 30, 2005			March 31, 2005

	Gross	Accumulated	Net Book	Gross	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

	(In thousands)
Goodwill	€2,161	€—	€2,161	€2,025	€—	€2,025
Amortizable licenses	12,075	(11,306)	769	13,180	(11,689)	1,491
Other intangibles	2,951	(1,813)	1,138	2,781	(1,637)	1,144
Amortizable trademarks	2,986	(416)	2,570	2,391	(239)	2,152
Non amortizable trademarks	9,679	—	9,679	9,147		9,147

	€29,852	€(13,535)	€16,317	€29,524	€(13,565)	€15,959

      Goodwill mainly relates to the acquisition of Never Compromise in June 2003.
      Amortizable licenses consist of software. Other amortized intangibles are principally made up of patents related to alpine bindings, ski boots and golf. Trademarks include the Look, Lange and Never Compromise brand names. Amortization of intangible assets and licenses amounted to €0.2 million for the three months ended June 30, 2005 and June 30, 2004, respectively.

7.	Accrued Liabilities
      Accrued liabilities consist of the following:

	June 30,	March 31,
	2005	2005

	(In thousands)
Accrued employee compensation and related taxes	€26,487	€24,158
Restructuring liabilities	9,305	—
Derivative liabilities	4,590	5,689
Other liabilities	20,330	17,367

	€60,712	€47,214

      A restructuring plan was announced on March 22, 2005, concerning the manufacturing of skis at the Company’s two French plants at Saint Etienne de Crossey and Sallanches. The reduction in the workforce is being achieved through voluntary early retirement and voluntary termination. The costs associated with this restructuring consist primarily of termination benefits. These costs amount to €9.3 million and are accrued in full at June 30, 2005 and are included in cost of goods sold. These costs were not recorded in the financial statements at March 31, 2005 as employees had not accepted the offer as of that date.

8.	Long Term Debt
      The long-term debt agreements contain restrictive covenants. Part of the Company’s debt is subject to early repayment provisions under the terms of these financial covenants. The main covenant provisions include compliance with certain financial ratios calculated on March 31 each year on the basis of the consolidated financial statements prepared in accordance with accounting principles generally accepted in France which is net debt divided by shareholders’ equity and long-term debt divided by cash flow.

SKIS ROSSIGNOL S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As at March 31, 2005, the Company was not able to comply with certain financial covenants and the related financial institution could have required the early repayment of certain long term loans. The Company received waivers from all related financial institutions, stating that the bank will not ask for an early repayment on March 31, 2005.
      As at June 30, 2005, €30.0 million of debt for which the Company did not comply with financial covenants and for which waivers had been received at March 31, 2005 was classified as current.

9.	Indemnities and Guarantees
      During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease and (ii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

10.	Accumulated Other Comprehensive Income
      Accumulated other comprehensive income (loss) consists primarily of foreign currency translation adjustments.

11.	Segment and Geographic Information
      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s management in deciding how to allocate resources and in assessing performance. The Company operates in five segments: alpine, snowboard, Nordic ski equipment, accessories and clothing and golf equipment, which are all part of the consumer products industry. The Company has historically operated in Europe (primarily France) and the Americas (primarily the United States). No single customer accounts for more than 10% of the Company’s revenues.
      Information related to the Company’s segments is as follows:

	Three Months Ended
	June 30,

	2005	2004

	(In thousands)
Revenues, net:
Alpine	€9,537	€6,474
Snowboard	749	704
Nordic	484	416
Accessories and clothing	373	(298)
Golf	27,776	27,419

	€38,919	€34,715

SKIS ROSSIGNOL S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	June 30,

	2005		2004

	(In thousands)
Gross Profit:
Alpine	€(4,256	)(1)	€3,870
Snowboard	501		593
Nordic	299		276
Accessories and clothing	29		(1,023)
Golf	11,709		13,353

	€8,282		€17,069

Operating Income:
Alpine	€(35,506)		€(20,892)
Snowboard	(1,871)		(2,058)
Nordic	(1,244)		(957)
Accessories and clothing	(1,509)		(2,369)
Golf	(1,647)		(564)

	€(41,777)		€(26,840)

Identifiable assets:
Alpine	€275,492		€267,766
Snowboard	30,519		29,756
Nordic	12,333		11,789
Accessories and clothing	24,125		22,952
Golf	67,465		56,610

	€409,934		€388,873

Revenues, net:
Americas	€23,173		€20,367
Europe	12,011		12,176
Asia Pacific	3,735		2,172

	€38,919		€34,715

(1)	Gross profit in the Alpine segment includes €9.3 million in restructuring charges. Refer to Note 7.

12.	Derivative Financial Instruments
      The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales and product purchases that are denominated in currencies other than the functional currencies of each individual subsidiary of Rossignol. The Company is also exposed to gains and losses resulting from fluctuations in interest rates related to its variable rate debt. Furthermore, the Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company’s consolidated financial statements due to the translation of the operating results and financial position of the Company’s international subsidiaries. While the Company does not enter into derivative financial instruments for speculation or trading purposes, it did

SKIS ROSSIGNOL S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
not meet the documentation requirements of Statement of Financial Accounting Standards No. 133 for hedge accounting, and, accordingly, all changes in fair value have been recognized in earnings.
      At June 30, 2005 a summary of the Company’s derivative contracts is as follows:

	Notional Amount	Maturity	Fair Value

	(In thousands)
United States dollar	€72,088	2006-2007	€(2,362)
Japanese yen	10,414	2006-2007	1,369
British pound	1,145	2006	(49)
Canadian dollar	7,144	2006	278
Swiss franc	10,115	2006-2007	(173)
Interest rate swaps	46,500	2006-2010	(570)

	€147,406		€(1,507)

      Losses of zero and €4.5 million were recognized during the three months ended June 30, 2005 and June 30, 2004 for changes in the fair value of derivatives.
      The Company enters into forward exchange and other derivative contracts with major banks and is exposed to credit losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.

13.	Post Balance Sheet Events
      In July, 2005, the Company was acquired by Quiksilver, Inc. (“Quiksilver”). In September 2005, and in connection with the acquisition by Quiksilver, Quiksilver has begun to formulate the Rossignol Integration Plan (the “Plan”). The Plan covers the global operations of the Company and Quiksilver’s existing businesses, and it includes the evaluation of facility relocations, nonstrategic business activities, duplicate functions and other related items. Quiksilver has not finalized the Plan, but as of July 31, 2005 had recognized $5.2 million of liabilities related to the Plan, including employee relocation and severance costs, moving costs, and other costs related primarily to the relocation of the Company’s wintersports equipment sales and distribution operations in the United States. The Plan has not been finalized as it relates to facilities outside of the United States, and the Quiksilver’s estimates of expected costs related to the U.S. aspects of the Plan may change. Accordingly, as uncertainties related to the Plan are resolved, additional liabilities related to facility relocations, the elimination of nonstrategic business activities and duplicate functions, and other related costs could be recognized. These uncertainties are expected to be resolved within one year of the consummation date of the acquisition.

Exchange Offer by Quiksilver, Inc.
For All Outstanding
6 7/8% Senior Notes Due April 15, 2015
For New
6 7/8% Senior Notes Due April 15, 2015

PROSPECTUS

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.
      Until                     , 2006, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. Each broker-dealer that receives notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. For a period of 180 days after the expiration date of the exchange offer, this prospectus will be made available to any broker-dealer for use in connection with such resale.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.
      Article III, Section 13 of the Amended and Restated Bylaws of the Registrant provides that the Registrant shall indemnify its directors, executive officers and agents to the fullest extent permitted by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) may be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.
      As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article Fifth of the Registrant’s Restated Certificate of Incorporation provides that a director of the Registrant shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.
      The Registrant has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require the Registrant to indemnify its executive officers and directors against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by the executive officer or director in connection with any proceeding arising by reason of the fact that such person is or was an executive officer or director of the Registrant. The indemnification agreements also require the Registrant to advance litigation expenses provided that the executive officer or director undertakes to repay the amounts if it is ultimately determined that the executive officer or director is not entitled to indemnification for the expenses. The indemnification agreements also establish a conclusive presumption that the director or executive officer has met the applicable standard of conduct required for indemnification unless a majority of the disinterested members of the board of directors, a majority of the stockholders or independent legal counsel in a written opinion determine that the applicable standard has not been met. Partial indemnification is explicitly provided for in the indemnification agreements in the event that a director or officer is not entitled to full indemnification under the terms of the indemnification agreements or under applicable law.
      The Registrant has purchased directors’ and officers’ liability insurance. The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange

Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules
      See the Exhibit Index attached to this Registration Statement and incorporated by reference.

Item 22.	Undertakings
      (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      (c) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section l0(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntington Beach, State of California on October 28, 2005.

QUIKSILVER, INC.

By:	/s/ Robert B. McKnight, Jr.

Robert B. McKnight, Jr.
Chief Executive Officer,
Director and Chairman of the Board
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Charles S. Exon and Steven L. Brink, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 to register additional shares of common stock, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ Robert B. McKnight, Jr. Robert B. McKnight, Jr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 28, 2005

/s/ Steven L. Brink Steven L. Brink	Chief Financial Officer and Treasurer (Principal Financial Officer)	October 28, 2005

/s/ Douglas K. Ammerman Douglas K. Ammerman	Director	October 28, 2005

/s/ William M. Barnum William M. Barnum	Director	October 28, 2005

/s/ Charles E. Crowe Charles E. Crowe	Director	October 28, 2005

Signature	Title	Date

/s/ Michael H. Gray Michael H. Gray	Director	October 28, 2005

Bernard Mariette	Director	October , 2005

/s/ Franck Riboud Franck Riboud	Director	October 28, 2005

Tom Roach	Director	October , 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California on October 28, 2005.

DC Shoes, Inc.
Hawk Designs, Inc.
Mervin Manufacturing, Inc.
QS Retail, Inc.
QS Wholesale, Inc.
Quiksilver Americas, Inc.

By:	/s/ Charles S. Exon

Charles S. Exon,
President
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Charles S. Exon and Steven L. Brink, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 to register additional shares of common stock, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ Charles S. Exon Charles S. Exon	President and Director (Principal Executive Officer)	October 28, 2005

/s/ William Bussiere William Bussiere	Chief Financial Officer and Director (Principal Financial Officer)	October 28, 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California on October 28, 2005.

Fidra, Inc.

By:	/s/ Charles S. Exon

Charles S. Exon,
President
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Charles S. Exon and Steven L. Brink, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 to register additional shares of common stock, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ Charles S. Exon Charles S. Exon	President and Director (Principal Executive Officer)	October 28, 2005

/s/ Steven L. Brink Steven L. Brink	Chief Financial Officer (Principal Financial Officer)	October 28, 2005

/s/ William Bussiere William Bussiere	Director	October 28, 2005

EXHIBIT INDEX

Exhibit
Number	Description

2.1	English Translation of the Acquisition Agreement, dated April 12, 2005, between the Company and Mr. Laurent Boix-Vives, Ms. Jeannine Boix-Vives, Ms. Christine Simon, Ms. Sylvie Bernard and SDI Société de Services et Développement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 18, 2005).
2.2	Stock Purchase Agreement between the Company and the Sellers of DC Shoes, Inc. dated March 8, 2004 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on May 18, 2004).
2.3	First Amendment to the Stock Purchase Agreement between the Company and the Sellers of DC Shoes, Inc. dated May 3, 2004 (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K filed on May 18, 2004).
2.4	Merger Agreement, dated November 18, 2002, by and among Quiksilver, Inc., Quiksilver Australia Pty Ltd., QSJ Holdings Pty Ltd., Ug Manufacturing Co. Pty Ltd., Quiksilver Japan K.K., and certain shareholders of Ug Manufacturing Co. Pty Ltd. and Quiksilver Japan K.K. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on January 2, 2003).
3.1	Restated Certificate of Incorporation of Quiksilver, Inc., as amended (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2004).
3.2	Certificate of Amendment of Restated Certificate of Incorporation of Quiksilver, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005).
3.3	Amended and Restated Bylaws of Quiksilver, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003).
4.1	Indenture for the 6 7/8% Senior Notes due 2015 dated July 22, 2005, among Quiksilver, Inc., the subsidiary guarantors set forth therein and Wilmington Trust Company, as trustee, including the form of Global Note attached thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed July 25, 2005).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the 6 7/8% Senior Notes due 2015 being registered hereunder.
10.1	Registration Rights Agreement for the 6 7/8% Senior Notes due 2015 dated as of July 22, 2005, among Quiksilver, Inc., certain subsidiaries of Quiksilver, Inc. and the purchasers listed therein (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed July 25, 2005).
10.2	Purchase Agreement for the 6 7/8% Senior Notes due 2015 dated July 14, 2005, among Quiksilver, Inc., certain subsidiaries of Quiksilver, Inc. and the purchasers listed therein (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005).
10.3	English translation of Subscription Agreement for the 3.231% EUR 50,000,000 notes due July, 2010 dated July 11, 2005 among Skis Rossignol S.A. and certain subsidiaries and Societe Generale Bank & Trust (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005).
10.4	Amended and Restated Credit Agreement, dated as of June 3, 2005, by and among the Company, Quiksilver Americas, Inc., the Lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities, Inc. as Sole Bookrunner and Sole Lead Arranger (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005).
10.5	Form of Indemnity Agreement between Quiksilver, Inc. and individual directors and officers of Quiksilver, Inc. (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K for the year ended October 31, 1996).(1)
10.6	Quiksilver, Inc. Annual Incentive Plan, as restated (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005).(1)

Exhibit
Number	Description

10.7	Quiksilver, Inc. 2000 Stock Incentive Plan, as amended and restated, together with form Stock Option Agreements (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005).(1)
10.8	Quiksilver, Inc. 1996 Stock Option Plan, together with form Stock Option Agreements (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 1996).(1)
10.9	Quiksilver, Inc. 1998 Nonemployee Directors’ Stock Option Plan, together with form Stock Option Agreement (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2004).(1)
10.10	Employment Agreement between Robert B. McKnight, Jr. and Quiksilver, Inc. dated May 25, 2005 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 27, 2005).(1)
10.11	Employment Agreement between Bernard Mariette and Quiksilver, Inc. dated May 25, 2005 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 27, 2005).(1)
10.12	Employment Agreement between Charles S. Exon and Quiksilver, Inc. dated May 25, 2005 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on May 27, 2005).(1)
10.13	Employment Agreement between Steven L. Brink and Quiksilver, Inc. dated May 25, 2005 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on May 27, 2005).(1)
10.14	Quiksilver, Inc. Written Description of Nonemployee Director Compensation (incorporated by reference to Exhibit 10.19 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2004).(1)
10.15	Quiksilver, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.20 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2004).(1)
10.16	Award grant under Quiksilver, Inc. Long-Term Incentive Plan dated January 26, 2005 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005).(1)
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of Quiksilver, Inc.
23.1	Consent of Deloitte & Touche LLP with respect to Quiksilver, Inc.
23.2	Consent of KPMG S.A. with respect to Skis Rossignol S.A.
23.3	Consent of Deloitte & Touche LLP with respect to Rossignol Ski Company, Incorporated and Skis Dynastar, Inc.
23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).
25.1	Statement of Eligibility on Form T-1 of the Trustee to act as Trustee under the Indenture filed as Exhibit 4.1.
99.1	Form of Letter of Transmittal.
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.3	Form of Letter to Clients.
99.4	Form of Notice of Guaranteed Delivery.

(1)	Management contract or compensatory plan.